Form 20-F
period 2018-03-31
RhythmOne plc
filed 2018-07-31
CIK 1713721

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2018

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                  to

Commission File Number: 333-222282

RhythmOne plc

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of registrant name into English)

England and Wales

(Jurisdiction of Incorporation or Organization)

601 Montgomery Street, Suite 1600

San Francisco CA 94111

(415) 655-1450

(Address of Principal Executive Offices)

Mark Bonney, +1 (650) 591-9400, 1204 Middlefield Road, Redwood City, CA, U.S.A. 94063

(Name, Telephone, E-mail and /or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:
Title of Each Class	Name of Each Exchange on which Registered
Ordinary shares, nominal value £0.10 per share	London Stock Exchange AIM Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

77,535,770 Ordinary Shares, nominal value £0.10 per share

(as of March 31, 2018)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐ No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐ No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒ No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter time period that the registrant was required to submit and post such files).    Yes  ☒ No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐ Accelerated filer  ☐   Non-accelerated filer  ☐ Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐   International Financial Reporting Standards as Issued by the International Accounting Standards Board  ☒   Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

  Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐ No  ☒

RhythmOne plc

FORM 20-F

GENERAL

RhythmOne (the “Company”) completed its acquisition of Perk, Inc. (“Perk”) in fiscal year 2017 and completed the integration of Perk supply into the Company’s unified programmatic platform during fiscal year 2018, enhancing the quality and quantity of brand and performance-focused inventory.

RhythmOne completed its acquisition of certain assets and liabilities of RadiumOne Inc. in fiscal year 2018. Through RadiumOne, RhythmOne gained access to a leading data-driven marketing platform, unique customer insights, audience segmentation and targeting technology, and premium advertiser relationships. With this acquisition, RhythmOne became one of a handful of global competitors with a comprehensive, end-to-end technology offering within the digital advertising ecosystem. Integration efforts are on track with a portion of RadiumOne supply migrated into RhythmOne’s platform, and the integration of RadiumOne’s data management platform and analytics tools finalized and in testing.

In February 2018 RhythmOne completed its acquisition of YuMe, Inc., (“YuMe”). Through YuMe, RhythmOne gained access to premium video supply, including emerging, high-value connected TV inventory, unique customer insights, cross-screen targeting technology and established demand relationships. The acquisition of YuMe aligns with the Company’s mission to create a unified marketplace that is efficient and effective for advertisers. YuMe’s demand-side strengths and innovation in video advertising complement the programmatic platform that RhythmOne has built over the last three years. The Company believes that the combined offering and corresponding scale – both commercial and financial – will offer real differentiation in the marketplace.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains (or may contain) certain forward-looking statements with respect to future events and our future financial performances which can be identified by words such as “expect,” “believe,” “plan,” “designed,” “estimates,” “will,” and similar expressions. All statements other than statements of historical fact are statements that could be forward-looking statements, including, but not limited to our outlook, statements about the YuMe acquisition and impact thereof, the anticipated benefits and synergies associated with the acquisition, future opportunities, future expectations, beliefs, plans, objective, financial conditions, assumptions or future events or performance, quotations from management, statements about our legality, changes in laws, including tax and privacy laws, changes in exchange rates, impact of any litigation, retention of key employees and customers, impact of being an emerging growth company and company subject to the public reporting requirements of the SEC, remediation of our material weaknesses, our ability to compete, demand, supply, the market, seasonality, expenditures, growth, strategy and trends.

These forward-looking statements are subject to a number of risks and uncertainties, assumptions and other factors that could cause actual results and timing of events to differ materially from future results that expressed or implied in our forward-looking statements. Among the key factors that could cause or contribute to such differences include the growth and prospects of the digital advertising industry, forecasts regarding internet usage and advertising spend, projected levels of growth in RhythmOne’s markets, RhythmOne’s expectations about the factors that drive business, RhythmOne’s investments in international and emerging market and sectors, anticipated trends and challenges in RhythmOne’s industry, including but not limited to the increasing quantity, variety and fragmentation of digital video content, platforms, distribution channels and technologies, the expansion of the digital media advertising market in general and the digital video advertising market in particular, RhythmOne’s operating results, including revenue, cost of revenue, expenses and liquidity, RhythmOne’s strategy and competition, market trends, including overall opportunities for digital media advertising and shifting advertising budget, the ongoing improvement and refinement of RhythmOne’s data-science capabilities, developments in the regulatory framework applicable to RhythmOne’s business, and RhythmOne’s intellectual property and proprietary technologies. These and other risk factors are discussed in “Risk Factors” in Item 3.D on page 3 of this annual report on Form 20-F.

All forward-looking statements attributable to RhythmOne or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set out herein and speak only as of the date they are made. Subject to compliance with applicable laws and regulations, RhythmOne disclaims any intention or obligation to update or revise any forward-looking statements and undertakes no obligation to release publicly the results of any future revisions to the forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.	Key Information

3.A	Selected Financial Data

The following table sets forth certain selected consolidated financial information with respect to RhythmOne plc.  Factors that materially affect the comparability of the information presented in the table below include the acquisitions of Perk in January 2017, YuMe in February 2018 and the acquisition of certain assets and liabilities of RadiumOne in June 2017. Additionally, the Company discontinued the operations of its consumer business activities resulting in the sale of certain assets and specific liabilities of Prime Visibility Media Group in March 2017. Refer to Item 18. Financial Statements, note 6 – Discontinued Operations and note 7 – Business Combinations for additional information. The information included in the table below is prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

(U.S. dollars in thousands, except share and per share data)

	Fiscal Year Ended March 31,
	2018	2017	2016	2015	2014
Balance Sheet Data
Cash and cash equivalents	$37,331	$19,338	$18,222	$95,734	$126,909
Net Assets	280,685	183,235	155,938	243,697	261,891
Total Assets	419,466	235,121	188,534	295,533	302,682
Total Liabilities	(138,781)	(51,886)	(32,596)	(51,836)	(40,791)
Share Capital	(116,497)	(176,826)	(175,582)	(175,510)	(175,406)
Total Shareholders’ Equity	(280,685)	(183,235)	(155,938)	(243,697)	(261,891)

Operating Data
Revenue	$255,073	$149,025	$116,058	$214,969	$247,214
Income (loss) from continuing operations	(13,875)	(14,029)	(75,527)	(20,799)	12,170
Loss from discontinued operations, net of tax	-	(4,761)	(16,726)	-	-
Income (loss) for the year	(13,875)	(18,790)	(92,253)	(20,799)	12,170

Income (loss) per share attributable to RhythmOne plc
Basic	$(25.64)	$(44.46)	$(228.80)	$(51.88)	$32.31
Diluted	$(25.64)	$(44.46)	$(228.80)	$(51.88)	$31.79

Income (loss) per share from continuing operations
Basic	$(25.64)	$(33.20)	$(187.32)	$(51.88)	$32.31
Diluted	$(25.64)	$(33.20)	$(187.32)	$(51.88)	$31.79

Weighted average ordinary shares outstanding*
Basic	54,122,562	42,260,692	40,319,876	40,090,811	37,669,705
Diluted	54,122,562	42,260,692	40,319,876	40,090,811	38,288,329

RhythmOne has never declared or paid any cash or other dividends.

* On September 25, 2017, the Company consolidated its outstanding ordinary shares on the basis of one new ordinary share for every ten existing ordinary shares and therefore the earnings per share calculations reflect the impact of the share capital consolidation on a retroactive basis.

3.B	Capitalization and Indebtedness

Not applicable.

3.C	Reasons for the Offer and Use of Proceeds

Not applicable.

3.D	Risk Factors

You should carefully consider the following risk factors and all of the information contained in or incorporated herein by reference into this annual report on Form 20-F, including but not limited to, the matters addressed in “Special Note Regarding Forward-Looking Statements” on page 1 of this report. Any of the following risks or the factors incorporated herein by reference into this report could materially adversely affect RhythmOne’s business, financial condition or results of operations. Additional risks and uncertainties not currently known to RhythmOne or that RhythmOne currently does not consider to be material may also materially and adversely affect RhythmOne’s business, financial condition or results of operations.

RhythmOne does not currently intend to list the RhythmOne shares on a U.S. national securities exchange, and therefore a U.S. trading market for RhythmOne Shares may not develop.

RhythmOne currently does not intend to list the RhythmOne shares on a U.S. national securities exchange. RhythmOne trades on the London Stock Exchange Alternative Investment Market (“AIM”). Liquidity in AIM-traded shares tends to be significantly lower than that of NYSE-traded shares. This could make it more difficult for you to sell your RhythmOne Shares and could adversely affect the price of those shares. Reduced liquidity also could result in increased volatility, and the price for the RhythmOne Shares may vary significantly in the future.

Changes in law could affect RhythmOne’s status as a foreign corporation for U.S. federal income tax purposes, limit the U.S. tax benefits from RhythmOne engaging in certain transactions, or adversely affect holders of RhythmOne Shares.

A corporation generally is considered a tax resident in the jurisdiction of its organization or incorporation for Federal income tax purposes. As RhythmOne was incorporated in England and Wales, RhythmOne believes that it should be classified as a foreign corporation (and, therefore, not a U.S. tax resident) under these rules. Nevertheless, changes to the U.S. tax “inversion” rules under Section 7874 of the Code or the Treasury Regulations promulgated thereunder could adversely affect RhythmOne’s status as a foreign corporation for U.S. federal tax purposes, and any such changes could have prospective or retroactive application. If RhythmOne were to be treated as a U.S. corporation for U.S. federal income tax purposes, it could be subject to a materially different tax regime as a U.S. corporation than currently applies to it as a foreign corporation. Moreover, in such a case, a Non-U.S. Holder (as defined herein) of RhythmOne Shares generally would be subject to U.S. withholding tax on the gross amount of any dividends paid by RhythmOne to such shareholder. If RhythmOne were treated under Section 7874 of the Code as a “surrogate foreign corporation” that is not a U.S. corporation, dividends paid by RhythmOne to certain non-corporate U.S. Holders (including individuals) would not qualify for the lower capital gains rate generally available for “qualified dividend income.” The rules under Section 7874 and other relevant provisions could change on a prospective or retroactive basis in a manner that could adversely affect RhythmOne, its affiliates, and holders of RhythmOne Shares. If shareholders are in any doubt regarding the implications of Section 7874 of the Code and related provisions for an investment in RhythmOne Shares then they should consult their tax advisers.

Future changes in U.S. and foreign tax laws could adversely affect RhythmOne.

The U.S. Congress, the Organization for Economic Co-operation and Development, and government agencies in jurisdictions where RhythmOne and its affiliates do business have focused on issues related to the taxation of multinational corporations. In particular, specific attention has been paid to “base erosion and profit shifting,” where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. As a result, the tax laws in the United States and other countries in which RhythmOne and its affiliates do business could change on a prospective or retroactive basis, and any such change could adversely affect RhythmOne.

The market value of RhythmOne Shares may be adversely affected by fluctuations in the exchange rate between the U.S. dollar and the pound sterling.

Fluctuations in the exchange rate between the U.S. dollar and the pound sterling will affect the market value of RhythmOne Shares when expressed in U.S. dollars. If the relative value of the pound sterling to the U.S. dollar declines, the U.S. dollar equivalent of the pound sterling price of RhythmOne Shares traded on AIM will also decline.

RhythmOne may fail to realize some or all of the anticipated cost savings, synergies, growth opportunities and other benefits of its recent acquisitions, which could adversely affect the value of the RhythmOne Shares.

The success of recent acquisitions including YuMe and Radium will depend, in part, on RhythmOne’s ability to realize the anticipated cost savings, synergies, growth opportunities and other benefits from combining with YuMe and Radium. The achievement of the anticipated benefits of these acquisitions is subject to a number of uncertainties, including whether RhythmOne is able to integrate the companies in an efficient and effective manner, and general competitive factors in the marketplace. Failure to achieve these anticipated benefits could result in increased costs, decreases in the revenues and diversion of management’s time and energy and could materially impact RhythmOne’s business, cash flows, financial condition or operating results. If RhythmOne is not able to successfully achieve these objectives, the anticipated cost savings, synergies, growth opportunities and other benefits may not be realized fully or at all, or may take longer to realize than expected.

It is possible that the integration process could take longer or be more costly than anticipated or could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of RhythmOne to maintain their relationships with clients, customers and employees, to achieve the anticipated benefits of the acquisitions or to maintain quality standards. Integration efforts between RhythmOne, YuMe and Radium may also divert management’s time and energy. An inability to realize the full extent of, or any of, the anticipated benefits of the acquisitions, as well as any delays encountered in the integration process, could have an adverse effect on the combined company’s business, cash flows, financial condition or operating results, which may affect the value of the RhythmOne Shares.

In addition, the integration of RhythmOne’s, YuMe’s and Radium’s businesses may result in additional and unforeseen expenses and capital investments, and the anticipated benefits of the integration plan may not be realized. Actual cost and sales synergies, if achieved at all, may be lower than RhythmOne expected and may take longer to achieve than anticipated. If RhythmOne is not able to adequately address these challenges, the combined company may be unable to successfully integrate the businesses, or to realize the anticipated benefits of the integration of the businesses of the companies.

There have been substantial transaction costs incurred in connection with recent acquisitions and such costs could adversely affect RhythmOne’s ability to execute on its business plan.

RhythmOne has incurred significant transaction fees and other costs associated with completing its recent acquisitions. These fees and costs are substantial and include financial advisory, legal and accounting fees and expenses. The significant amount of these fees could adversely affect RhythmOne’s ability to execute on its business plans.

Several lawsuits have been filed and other lawsuits may be filed against RhythmOne, YuMe (now, a wholly owned subsidiary of RhythmOne) and the former and current members of YuMe’s board of directors challenging the acquisition of YuMe, which could result in substantial costs.

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on RhythmOne’s liquidity and financial condition.

Failure to effectively retain, attract and motivate key employees could diminish the anticipated benefits of recent acquisitions.

The success of the acquisition of YuMe and Radium depend in part on the attraction, retention and motivation of personnel critical to the business and operations of RhythmOne. Employees may experience uncertainty about their future roles with RhythmOne. RhythmOne, YuMe and Radium do not have identical corporate cultures, and some employees may not want to continue work for RhythmOne. In addition, competitors may recruit employees during RhythmOne’s integration efforts. If RhythmOne is unable to attract, retain and motivate personnel that are critical to the successful integration and the future operation of the combined business, RhythmOne could face disruptions in its operations, strategic relationships, key information, expertise or know-how and unanticipated additional recruiting and training costs. In addition, the loss of key personnel could diminish the anticipated benefits of the acquisition of YuMe and Radium to RhythmOne.

RhythmOne is an “emerging growth company” and it cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the RhythmOne Shares less attractive to investors.

RhythmOne is an “emerging growth company,” as defined in the JOBS Act.  As an emerging growth company, RhythmOne is not required to obtain auditor attestation of its reporting on internal control over financial reporting, has reduced disclosure obligations, and is not required to hold non-binding advisory votes on executive compensation. RhythmOne cannot predict whether investors will find RhythmOne Shares to be less attractive as a result of its reliance on these exemptions. If some investors find RhythmOne Shares to be less attractive as a result, there may be a less active trading market for RhythmOne Shares and the price of RhythmOne Shares may be more volatile.

RhythmOne will remain an emerging growth company until the earliest of: the end of the fiscal year in which RhythmOne has total annual gross revenue of $1.07 billion; the last day of RhythmOne’s fiscal year containing the fifth anniversary of the date on which RhythmOne shares were exchanged in connection with the acquisition of YuMe, or March 31, 2023; the date on which RhythmOne issues more than $1.0 billion in non-convertible debt during the preceding three-year period; or the end of the fiscal year in which the market value of the RhythmOne Shares held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter.

RhythmOne may need additional capital in the future to meet its financial obligations and to pursue its business objectives. Additional capital may not be available on favorable terms, or at all, which could compromise RhythmOne’s ability to meet its financial obligations and grow its business.

While RhythmOne’s management anticipates that existing cash, cash equivalents, cash generated from operations and access to our revolving credit facility will be sufficient to fund RhythmOne’s operations for at least the next 12 months, RhythmOne may need to raise additional capital to fund operations in the future or to finance acquisitions.

If RhythmOne seeks to raise additional capital in order to meet various objectives, including developing existing or future technologies and solutions, increasing working capital, acquiring businesses, expanding geographically and responding to competitive pressures, capital may not be available on favorable terms or may not be available at all. Lack of sufficient capital resources could significantly limit RhythmOne’s ability to take advantage of business and strategic opportunities. Any additional capital raised through the sale of equity or debt securities with an equity component would dilute stock ownership. If adequate additional funds are not available, RhythmOne may be required to delay, reduce the scope of, or eliminate material parts of its business strategy, including potential additional acquisitions or the continued development of new or existing technologies or solutions and geographic expansion.

RhythmOne will incur significant costs and devote substantial management time as a result of becoming subject to reporting requirements in the United States, which may adversely affect the operating results of RhythmOne in the future.

As a company subject to reporting requirements in the United States, RhythmOne incurs significant legal, accounting and other expenses that RhythmOne did not previously incur as a public company in the United Kingdom. For example, RhythmOne is now subject to the reporting requirements of the Securities Exchange Act of 1934 and is required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Compliance with these requirements will increase RhythmOne’s legal and financial compliance costs and will make some activities more time consuming and costly, while also diverting management attention. In particular, RhythmOne expects to continue to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when it is no longer an emerging growth company as defined by the JOBS Act.

Risks related to the Business of RhythmOne

RhythmOne is an AIM traded company and has not historically been subject to reporting requirements of the Sarbanes-Oxley Act. In connection with the acquisition of YuMe, RhythmOne began an assessment of its internal controls in preparation for reporting under requirements of the Sarbanes-Oxley Act. As a result of work performed as part of this assessment, RhythmOne management identified material weaknesses in RhythmOne’s internal control over financial reporting, which could affect its ability to produce accurate financial statements on a timely basis.

RhythmOne is a United Kingdom (“UK”) publicly traded AIM company, and as such, has not historically been subject to the reporting requirements of Section 404 of the Sarbanes-Oxley Act (“Section 404”) or an audit performed in accordance with auditing standards issued by the Public Company Accounting Oversight Board (“PCAOB”). In preparation of RhythmOne becoming subject to Section 404 reporting requirements following the YuMe acquisition, RhythmOne is engaged in a process to document and evaluate its internal controls over financial reporting. Furthermore, RhythmOne’s internal control over financial reporting were for the first time subject to review by management under PCAOB auditing standards in connection with the audit of RhythmOne’s annual consolidated financial statements for the two years ended March 31, 2017. As a result of the work undertaken, certain weaknesses in RhythmOne’s internal control over financial reporting have been identified, which under PCAOB standards are considered to be material weaknesses. See “Item 15 Controls and Procedures” on page 61 of this report for additional information on material weaknesses.

Under the PCAOB standards, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of RhythmOne’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to (i) the insufficient nature of RhythmOne’s formally designed, documented and implemented control processes and review procedures, (ii) the lack of adequate controls over key reports and spreadsheets, (iii) the lack of key accounting personnel with the requisite knowledge and experience of IFRS for complex transactions and SEC rules, and (iv) the lack of adequate control over preparation and review of key balance sheet account reconciliations with respect to the acquisition of YuMe.

Following the completion of the YuMe acquisition, RhythmOne became subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Sarbanes-Oxley Act requires, among other things, that RhythmOne maintain effective disclosure controls and procedures and internal control over financial reporting. Commencing with RhythmOne’s fiscal year ending March 31, 2019, RhythmOne must perform system and process evaluation and testing of its internal control over financial reporting to allow management to report on the effectiveness of its internal control over financial reporting in its annual report on Form 20-F filing for that year, as required by Section 404. RhythmOne’s management may conclude that its internal control over financial reporting is not effective. As long as RhythmOne is an “emerging growth company” under the JOBS Act, its independent registered public accounting firm will not be required to attest to the effectiveness of RhythmOne’s internal controls over financial reporting pursuant to Section 404. However, if required to report under Section 404 at a future date, and even if RhythmOne’s management concludes that RhythmOne’s internal control over financial reporting is effective, RhythmOne’s independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with RhythmOne’s internal controls or the level at which its controls are documented, designed, operated or reviewed, or if RhythmOne’s independent registered public accounting firm interprets the relevant requirements differently from RhythmOne. This will require that RhythmOne incur substantial additional professional fees and internal costs to expand its accounting and finance functions and that it expend significant management efforts. Prior to the YuMe acquisition, RhythmOne was never required to test its internal controls within a specified period, and, as a result, it may experience difficulty in meeting these reporting requirements in a timely manner.

In addition, RhythmOne’s internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

The RhythmOne Board of Directors (the “Directors”) has acknowledged its responsibility for ensuring that an adequate system of internal control and risk management is maintained. While the Directors are satisfied that RhythmOne has been and will continue to be in compliance with the internal controls and related financial reporting requirements of AIM listed companies, it acknowledges that the material weaknesses identified may not be able to be remediated by March 2019, and there is a risk that other deficiencies for purposes of Section 404 reporting may be identified. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of RhythmOne’s financial statements and could have a material adverse effect on RhythmOne’s business, financial condition, results of operation and prospects. If RhythmOne is not able to comply with the requirements of Section 404 in a timely manner, or if it is unable to maintain proper and effective internal controls, it may not be able to produce timely and accurate financial statements.

RhythmOne may not be able to integrate, maintain and enhance its advertising solutions to keep pace with technological and market developments, which may adversely affect the operating results of RhythmOne in the future.

The market for digital advertising solutions is characterized by rapid technological change, evolving industry standards and frequent introductions of new products and services. To keep pace with technological developments, satisfy increasing advertiser and digital media property requirements, maintain the attractiveness and competitiveness of RhythmOne’s advertising solutions and ensure compatibility with evolving industry standards and protocols, RhythmOne will continue to anticipate and respond to varying product lifecycles, regularly enhance RhythmOne’s current advertising solutions and develop and introduce new solutions and functionality on a timely basis. The Company will continue to significantly invest in financial and other resources to ensure it maintains its market-leading position. For example, RhythmOne is required to invest significant resources into integrating its solutions with multiple forms of internet-connected devices in order to maintain a comprehensive advertising platform. RhythmOne has periodically experienced difficulty integrating RhythmOne’s solutions with some digital media properties, advertising agencies and third parties. RhythmOne may continue to experience similar difficulties and these difficulties will consume financial, engineering and managerial resources and RhythmOne may not have the financial resources to make investments across all new forms of internet-connected devices in the future. Ad exchanges and other technological developments may displace RhythmOne or introduce an additional intermediate layer between RhythmOne and its advertising customers and digital media properties that could impair RhythmOne’s relationships with those customers. RhythmOne’s inability, for technological, business or other reasons, to enhance, develop, introduce and deliver compelling advertising solutions in response to changing market conditions and technologies or evolving expectations of advertisers, digital media properties or consumers of digital advertising could hurt RhythmOne’s ability to deliver successful digital campaigns which could result in RhythmOne’s advertising solutions becoming obsolete and a failure to grow or retain its current advertiser base.

RhythmOne’s growth may suffer if RhythmOne fails to gather sufficient data in a particular international market and effectively coordinate the demand for and supply of advertising inventory.

The performance in a particular geographic market depends on having sufficient advertiser clients and publishers in that market utilizing RhythmOne’s solutions and its ability to coordinate the demand for and supply of advertising inventory in that market. In most instances, digital media properties can change the terms and supply of ad inventory they make available to RhythmOne at any time, and if digital media properties increase the cost or reduce the supply of inventory available to RhythmOne in international markets, RhythmOne may not be coordinated for optimization.

RhythmOne’s rapidly evolving industry makes it difficult to evaluate RhythmOne’s business and prospects.

The digital advertising industry is rapidly evolving. As a result, RhythmOne will encounter risks and difficulties frequently encountered in rapidly evolving industries, particularly in light of its size and relatively short operating history compared to some of RhythmOne’s larger and more established competitors, including the need to:

•	Maintain RhythmOne’s reputation and build trust with advertisers and digital media property owners;

•	Offer competitive pricing to advertisers (including periodic discounting) and digital media properties;

•	Compete with larger, better capitalized competitors in addressing industry trends such as programmatic buying and real-time bidding;

•	Maintain quality and expand quantity of RhythmOne’s advertising inventory;

•	Deliver advertising results that are superior to those that advertisers or digital media property owners could achieve through the use of competing providers or technologies;

•	Continue to develop, launch and upgrade the technologies that enable RhythmOne to provide its solutions;

•	Respond to evolving government regulations relating to the internet, telecommunications, mobile, privacy, marketing and advertising aspects of RhythmOne’s business;

•	Identify, attract, retain and motivate qualified personnel; and

•	Cost-effectively manage RhythmOne’s operations, including its international operations.

If RhythmOne does not successfully address these risks, its revenue could decline, its costs could increase, and its ability to pursue its growth strategy and attain profitability could be compromised.

RhythmOne depends on the proliferation of cross-device, cross-format digital advertisements and anything that prevents this proliferation, including the possibility to opt out of services and functionality, will negatively impact RhythmOne’s business model.

The success of RhythmOne’s business model depends on its ability to deliver digital advertising to consumers on a wide variety of internet-connected devices. RhythmOne believes that digital advertising is most successful when targeted primarily through analysis of data. This data might include a device’s location or data collected when device users view an ad or video or when they click on or otherwise engage with an ad, or it could include demographic or other data about users’ interests or activities that is licensed or acquired from third parties. Users may elect not to allow data sharing for targeted advertising for many reasons, such as privacy concerns, or to avoid usage charges based on the amount or type of data consumed on the device. Users may opt out of interest-based advertising by RhythmOne through the opt-out feature on RhythmOne’s website or other opt-out features that may be developed. In addition, internet-connected devices and operating systems controlled by third parties increasingly contain features that allow device users to disable functionality that allows for the delivery of ads on their devices. Device and browser manufacturers may include or expand these features as part of their standard device specifications. For example, when Apple announced that its Unique Device Identifier (“UDID”), a standard device identifier used in some applications, was being superseded and would no longer be supported application developers were required to update their apps to utilize alternative device identifiers such as universally unique identifier, or, more recently, identifier-for-Advertising, which simplify the process for Apple users to opt out of behavioral targeting. In addition, many advertising companies may participate in self- regulatory programs, such as the Network Advertising Initiative or Digital Advertising Alliance, through which they agree to offer users the ability to opt out of behavioral advertising. If users elect to utilize the opt-out mechanisms in greater numbers, RhythmOne’s ability to deliver effective advertising campaigns on behalf of its advertisers would suffer, which could hurt its ability to generate revenue and become profitable.

If the use of “third-party cookies” is rejected by internet users, restricted or otherwise subject to unfavorable regulation, RhythmOne’s performance could decline and RhythmOne could lose advertisers and revenue.

Cookies (small text files) are used to gather data to help support RhythmOne’s products. These cookies are placed through an internet browser on an internet user’s computer and correspond to certain data sets on RhythmOne’s servers. Cookies collect anonymous information, such as when an internet user views an ad, clicks on an ad, or visits one of RhythmOne’s advertisers’ websites.

Cookies may easily be deleted or blocked by internet users. All of the most commonly used internet browsers allow internet users to modify their browser settings to prevent first-party or third-party cookies from being accepted by their browsers. Internet users can also delete cookies or download “ad blocking” software that prevents cookies from being stored on a user’s computer. If more internet users adopt these settings or delete their cookies more frequently than they currently do, RhythmOne’s business could be harmed. In addition, the Safari browser blocks third-party cookies by default, and other browsers may do so in the future. Unless such default settings in browsers are altered by internet users, RhythmOne will be able to set fewer of its cookies in browsers, which could adversely affect its business. There have also been announcements that prominent advertising platforms plan to replace cookies with alternative web tracking technologies. These alternative mechanisms have not been described in technical detail, and have not been announced with any specific stated timeline. It is possible that these companies may rely on proprietary algorithms or statistical methods to track web users without the deployment of cookies, or may utilize log-in credentials entered by users into other web properties owned by these companies, such as their digital email services, to track web usage without deploying third-party cookies. Alternatively, such companies may build alternative and potentially proprietary user tracking methods into their widely-used web browsers.

If and to the extent that cookies are blocked or replaced by proprietary alternatives, RhythmOne’s continued use of cookies may face negative consumer sentiment, reduce its market share, or otherwise place RhythmOne at a competitive disadvantage. If cookies are replaced, in whole or in part, by proprietary alternatives, RhythmOne may be obliged to license proprietary tracking mechanisms and data from companies that have developed them, which also compete with RhythmOne as advertising platforms, and RhythmOne may not be able to obtain such licenses on economically favorable terms. If such proprietary web-tracking standards are owned by companies that compete with RhythmOne, they may be unwilling to make that technology available to RhythmOne.

In addition, in the EU, Directive 2002/58/EC (as amended by Directive 2009/136/EC), commonly referred to as the “Cookie Directive,” directs EU member states to ensure that storing or accessing information on an internet user’s device, such as through a cookie, is allowed only if the internet user has given his or her consent. Because RhythmOne’s direct relationship with internet users is limited, in many cases RhythmOne relies on its digital media property owners, both practically and contractually, to obtain such consent. Some member states have adopted and implemented, and may continue to adopt and implement, legislation that negatively impacts the use of cookies for digital advertising. Some of these member states also require prior express user consent, as opposed to merely implied consent, to permit the placement and use of cookies. Where member states require prior express consent, RhythmOne’s ability to deliver advertisements on certain websites or to certain users may be impaired. Furthermore, there are proposals to replace the current Cookie Directive with a new ePrivacy Regulation, slated to take effect in May 2018. If adopted, the Regulation will standardize the currently disparate cookie consent laws across Europe. However, if adopted in its current draft form, it could create significant challenges for digital advertising models as it introduces enhanced cookie consent and transparency requirements, in particular proposing that browser (and similar internet access software) manufacturers should offer users the ability to accept or refuse cookies upon installation of their software.

RhythmOne operates in a highly competitive industry and failure to compete effectively could negatively affect its operating results.

The digital advertising market is highly competitive, with many companies providing competing solutions. RhythmOne competes with Google (YouTube and DoubleClick), Facebook and OATH (AOL, Yahoo, Verizon), as well as many ad exchanges, demand-side platforms for advertisers and ad networks. In recent years, growth within the advertising technology sector has concentrated within a small number of dominant providers such as Google and Facebook. RhythmOne also faces competition from direct response (search-based) advertisers who seek to target brands. Many of RhythmOne’s competitors are significantly larger than RhythmOne is and have more capital to invest in their businesses. RhythmOne’s competitors may establish or strengthen cooperative relationships with digital media property partners and brand advertisers, or other parties, which limit RhythmOne’s ability to promote its solutions and generate revenue. Competitors could also seek to gain market share by reducing the prices they charge to advertisers, introducing products and solutions that are similar to ours or introducing new technology tools for advertisers and digital media properties. Moreover, increased competition for advertising inventory from digital media properties could result in an increase in the portion of advertiser revenue that RhythmOne must pay to digital media property owners to acquire that advertising inventory.

Some large advertising agencies that represent RhythmOne’s current advertising customers have their own relationships with digital media properties and can directly connect advertisers with digital media properties. RhythmOne’s business will suffer to the extent that RhythmOne’s advertisers and digital media properties purchase and sell advertising inventory directly from one another or through other companies that act as intermediaries between advertisers and digital media properties. Other companies that offer analytics, mediation, ad exchange or other third-party solutions have or may become intermediaries between advertisers and digital media properties and thereby compete with RhythmOne. Any of these developments would make it more difficult for RhythmOne to sell its solutions and could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses or the loss of market share.

The impact of worldwide economic conditions, including effects on advertising spending by brand advertisers, may adversely affect RhythmOne’s business, operating results and financial condition.

RhythmOne’s financial performance is subject to worldwide economic conditions and their impact on advertising spending by brand advertisers, which may be disproportionately affected by economic downturns. Expenditures by advertisers generally tend to reflect overall economic conditions, and to the extent that worldwide economic conditions materially deteriorate or change, RhythmOne’s existing and potential advertisers may reduce current or projected advertising budgets and the use of RhythmOne’s advertising solutions. In particular, digital advertising may be viewed by some of RhythmOne’s existing and potential advertisers as a lower priority and could cause advertisers to reduce the amounts they spend on advertising, terminate their use of RhythmOne’s digital advertising solutions or default on their payment obligations to RhythmOne, which could have a material adverse effect on RhythmOne’s business, financial condition and results of operations.

RhythmOne depends on digital media properties for advertising inventory for its customers’ advertising campaigns, and any decline in the supply of advertising inventory from these digital media properties could hurt its business.

Since only a small portion of RhythmOne’s advertising inventory is generated from owned and operated properties, RhythmOne depends largely on third-party digital media publishers to provide it with inventory within its websites and mobile applications on which RhythmOne deliver ads. Generally, the digital media publishers that supply their advertising inventory to RhythmOne are not required to provide any minimum amounts of advertising inventory to RhythmOne, nor are they contractually bound to provide RhythmOne with a consistent supply of advertising inventory. The tools that RhythmOne provides to digital media properties allows them to make decisions as to how to allocate advertising inventory among RhythmOne and other advertising technology providers, some of which may be RhythmOne’s competitors. Other ad exchanges or third parties acting as an intermediaries on behalf of digital media properties could increase the competition for third-party supply and pressure RhythmOne to increase the prices RhythmOne pays to digital media property owners for that inventory, which may reduce RhythmOne’s operating margins, or otherwise block RhythmOne’s access to that inventory, without which it would be unable to deliver ads on behalf of its advertising customers.

In addition, digital media publishers sometimes place significant restrictions on RhythmOne’s use of their advertising inventory. These restrictions may prohibit ads from specific advertisers or specific industries, or they could restrict the use of specified creative content or format.

RhythmOne also may be impacted by new protocols designed to influence buying and selling of third-party media, such as the Ads.txt initiative. Ads.txt stands for “Authorized Digital Sellers” and lets publishers and distributors publicly declare the companies they authorize to sell their digital inventory. As publishers increasingly adopt ads.txt, buyers will be able to more easily identify the Authorized Digital Sellers for a participating publisher, allowing brands to buy inventory on this basis.

If digital media properties decide not to make advertising inventory available to RhythmOne for any of these reasons, or decide to increase the price of inventory, or place significant restrictions on RhythmOne’s use of their advertising inventory, or not authorize RhythmOne to represent their inventory via Ads.txt, RhythmOne may not be able to replace this with inventory from other digital media properties that satisfy its requirements in a timely and cost-effective manner. If any of this happens, RhythmOne’s revenue could decline, its liquidity could be negatively impacted and its cost of acquiring inventory could increase, lowering RhythmOne’s operating margins.

If RhythmOne fails to detect advertising fraud or other actions that impact its advertising campaign performance, RhythmOne could harm its reputation with advertisers or agencies, which would cause its revenue and business to suffer.

RhythmOne’s business relies on its ability to deliver successful and effective digital advertising campaigns. Some of those campaigns may experience fraudulent and other invalid impressions, clicks or conversions that advertisers may perceive as undesirable, such as non-human traffic generated by machines that are designed to simulate human users and artificially inflate user traffic on websites. These activities could overstate the performance of any given advertising campaign and could harm RhythmOne’s reputation. It may be difficult for RhythmOne to detect fraudulent or malicious activity because RhythmOne does not own the majority of content and relies in part on its digital media properties to control such activity. These risks become more pronounced as the digital advertising industry shifts to programmatic buying. Industry self-regulatory bodies, the U.S. Federal Trade Commission (the “FTC”), certain influential members of the United States Congress and the European Commission have increased their scrutiny and awareness of, and have taken recent actions to address, advertising fraud and other malicious activity. While RhythmOne constantly assesses the quality of supply entering its ecosystem, using both human methods and proprietary filtering technologies, such review may not detect or prevent all fraudulent or malicious activity. If RhythmOne fails to detect or prevent fraudulent or other malicious activity, the affected advertisers may experience or perceive a reduced return on their investment and RhythmOne’s reputation may be harmed. High levels of fraudulent or malicious activity could lead to dissatisfaction with RhythmOne’s solutions, refusals to pay, refund or future credit demands or withdrawal of future business. In addition, advertisers increasingly rely on third-party vendors to measure campaigns against audience guarantee, viewability and other requirements and to detect fraud. If RhythmOne is unable to successfully integrate its technology with such vendors, or its measurement and fraud detection differs from their findings, RhythmOne’s customers could lose confidence in RhythmOne’s solutions, RhythmOne may not get paid for certain campaigns, traffic acquisition costs could increase and its revenues could decline. Further, if RhythmOne is unable to detect fraudulent or other malicious activities and advertisers demand fraud-free inventory, its supply could fall drastically, making it impossible to sustain its current business model. If RhythmOne fails to detect fraudulent or other malicious activities that impact the performance of RhythmOne’s brand advertising campaigns, RhythmOne could harm its reputation with its advertisers or agencies and its revenue and business would suffer.

Any inability to deliver successful digital advertising campaigns due to technological challenges or an inability to persuasively demonstrate success will prevent RhythmOne from growing or retaining its current advertiser base.

It is critical that RhythmOne deliver successful digital advertising campaigns on behalf of its advertisers. Factors that may adversely affect RhythmOne’s ability to deliver successful digital advertising campaigns include:

•	Inability to accurately process data and extract meaningful insights and trends, such as the failure to accurately process data to place ads effectively at digital media properties;

•	Faulty or out-of-date algorithms that fail to properly process data or result in inability to capture brand- receptive audiences at scale;

•	Technical or infrastructure problems causing digital ads not to function, display properly or be placed next to inappropriate context;

•	Inability to control ad engagement and performance, maintain user attention or prevent end users from skipping or ignoring advertisements;

•	Inability to detect and prevent advertising fraud and other malicious activity;

•	Inability to fulfill audience guarantee, brand safety or viewability requirements of RhythmOne’s advertiser customers;

•	Inability to integrate with third parties that measure RhythmOne’s campaigns against audience guarantee, brand safety or viewability requirements;

•	Unavailability of standard digital video audience ratings and brand receptivity measurements for brand advertisers to effectively measure the success of their campaigns; and

•	Access to quality inventory at sufficient volumes to meet the needs of RhythmOne’s advertisers’ campaigns.

RhythmOne’s ability to deliver successful advertising campaigns also depends on the continuing and uninterrupted performance of RhythmOne’s own internal and third-party managed systems, which RhythmOne utilizes to place ads, monitor the performance of advertising campaigns and manage RhythmOne’s advertising inventory. RhythmOne’s revenue depends on the technological ability of its solutions to deliver ads and measure them. Sustained or repeated system failures that interrupt RhythmOne’s ability to provide solutions to customers, including security breaches and other technological failures affecting its ability to deliver ads quickly and accurately and to collect and process data in connection with these ads, could significantly reduce the attractiveness of its solutions to advertisers, negatively impact operations and reduce its revenue. RhythmOne’s systems are vulnerable to damage from a variety of sources, including telecommunications failures, power outages, malicious human acts and natural disasters. In addition, any steps RhythmOne takes to increase the reliability and redundancy of its systems may be expensive and may not be successful in preventing system failures. Also, advertisers may perceive any technical disruption or failure in ad performance on digital media properties’ platforms to be attributable to RhythmOne, and its reputation could similarly suffer, or advertisers may seek to avoid payment or demand future credits for disruptions or failures, any of which could harm its business and results of operations. If RhythmOne is unable to deliver successful advertising campaigns, its ability to attract potential advertisers and retain and expand business with existing advertisers could be harmed and RhythmOne’s business, financial condition and operating results could be adversely affected.

RhythmOne generally does not have long-term agreements with its customers, and it may be unable to retain key customers, attract new customers, or replace departing customers with customers that can provide comparable revenue to it.

RhythmOne’s success requires it to maintain and expand its current customer relationships and to develop new relationships. RhythmOne’s contracts and relationships with advertising agencies on behalf of advertisers generally do not include long-term obligations requiring them to purchase RhythmOne’s solutions and are cancelable upon short or no notice and without penalty. As a result, RhythmOne may have limited visibility into its future advertising revenue streams. RhythmOne cannot assure that its customers will continue to use its solutions, or that RhythmOne will be able to replace, in a timely or effective manner, departing customers with new customers that generate comparable revenue. If a major customer representing a significant portion of RhythmOne’s business decides to materially reduce its use of RhythmOne’s solutions or to cease using its solutions altogether, RhythmOne’s revenue could be significantly reduced. Any non-renewal, renegotiation, cancellation or deferral of large advertising contracts, or a number of contracts that in the aggregate account for a significant amount of revenue, could cause an immediate and significant decline in RhythmOne’s revenue and harm its business.

RhythmOne’s business depends on certain key demand and supply partners and any disruption in these relationships could have an adverse effect on RhythmOne’s operations.

The RhythmOne business depends on its relationship with certain key advertising inventory partners both on the demand and supply side of its business and any disruption in its relationship or commercial arrangement with such partners, including, among other things, by way of non-renewal or termination of the agreement governing the arrangement, a material change to the commercial terms, including the economics, of the arrangement or non-performance by a key partner of its contractual obligations, could have an adverse effect on RhythmOne’s prospects, business, financial condition and results of operations if RhythmOne is unable to find a suitable substitute in a timely manner.

An active trading market for RhythmOne Shares may not be sustained and investors may not be able to resell their RhythmOne Shares at or above the price at which they purchased them.

An active trading market for RhythmOne Shares may not be sustained. In the absence of an active trading market for RhythmOne Shares, investors may not be able to sell their RhythmOne Shares at or above the price they paid at the time that they would like to sell. In addition, an inactive market may impair RhythmOne’s ability to raise capital by selling shares and may impair its ability to acquire other companies or technologies by using RhythmOne Shares as consideration, which, in turn, could harm RhythmOne’s business.

The trading price of RhythmOne Shares is likely to remain volatile, and holders of RhythmOne Shares could incur substantial losses.

The price of RhythmOne Shares has been and is likely to remain volatile. For example, in the last 12 months, the stock price of RhythmOne Shares has ranged from £1.59 to £4.85 (both prices reflect the 10-for-1 share consolidation on September 25, 2017).The stock market in general and the market for technology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their RhythmOne Shares at or above the price paid for the RhythmOne Shares. The market price for the RhythmOne Shares may be influenced by many factors, including:

•	Actual or anticipated variations in operating results;

•	Changes in financial estimates by RhythmOne or by any securities analysts who might cover RhythmOne Shares;

•	Conditions or trends in RhythmOne’s industry;

•	Stock market price and volume fluctuations of other publicly traded companies and, in particular, those that operate in the advertising, internet or media industries;

•	Announcements by RhythmOne or its competitors of new product or service offerings, significant acquisitions, strategic partnerships or divestitures;

•	Announcements of investigations or regulatory scrutiny of RhythmOne’s operations or lawsuits filed against RhythmOne;

•	Capital commitments;

•	Business disruption and costs related to stockholder activism;

•	Additions or departures of key personnel;

•	Stock repurchase programs;

•	Sales of RhythmOne Shares, including sales by RhythmOne’s directors and officers or specific shareholders; and

•	Expectations of future cash dividend declarations and payments.

In addition, in the past, shareholders have initiated class action lawsuits against technology companies following periods of volatility in the market prices of these companies’ stock. If litigation is instituted against RhythmOne, RhythmOne could incur substantial costs and divert management’s attention and resources. RhythmOne has failed in the past, and may fail in the future, to meet its publicly announced guidance or other expectations about RhythmOne’s business and future operating results. Such past failures have caused, and future failures would likely cause, the price of RhythmOne’s Shares to decline.

Seasonal fluctuations in digital advertising activity could adversely affect RhythmOne’s cash flows.

RhythmOne’s cash flows from operations vary from quarter to quarter due to the seasonal nature of advertiser spending. For example, many advertisers devote a disproportionate amount of their advertising budgets to the fourth quarter of the calendar year to coincide with increased holiday purchasing. In addition, RhythmOne acquires advertising inventory on a guaranteed basis, or at a fixed price, in order to meet the anticipated increased demand in the fourth quarter. These seasonal effects have been partially masked by RhythmOne’s historical revenue growth and other factors, such as episodic political campaign advertising spending. However, if and to the extent that seasonal fluctuations become more pronounced, or are not offset by other factors, RhythmOne’s operating cash flows could fluctuate materially from period to period as a result.

The digital advertising market may deteriorate or develop more slowly than RhythmOne expects, which could harm its business.

Digital advertising is an emerging market. Advertisers have historically spent a smaller portion of their advertising budgets on digital advertising than on traditional advertising methods, such as television, newspapers, radio and billboards. In addition, spending on digital advertising has historically been primarily for direct response advertising, or relatively simple display advertising such as banner ads on websites. Advertiser spending in the emerging cross-device, cross-format digital advertising market is uncertain. Many advertisers still have limited experience with cross-device, cross-format advertising and may continue to devote larger portions of their limited advertising budgets to more traditional offline or online performance-based advertising, instead of shifting resources to digital advertising. In addition, RhythmOne’s current and potential future customers may ultimately find digital advertising to be less effective than traditional advertising media or marketing methods or other technologies for promoting their products and solutions, and they may reduce their spending on digital advertising as a result. If the market for digital advertising deteriorates, or develops more slowly than RhythmOne expects, or brand advertisers prefer traditional advertising over its solutions, RhythmOne may not be able to increase its revenue and its business would suffer.

The vote by the United Kingdom to leave the European Union could adversely affect RhythmOne.

In June 2016, the UK held a referendum in which voters approved the United Kingdom’s withdrawal from membership of the European Union (the “E.U.”) (“Brexit”). Brexit has resulted in significant volatility in global stock markets and currency exchange rate fluctuations that resulted in the strengthening of the U.S. dollar against foreign currencies in which RhythmOne conducts business. As described elsewhere in this report, RhythmOne translates revenue denominated in foreign currency into U.S. dollars for RhythmOne’s financial statements. During periods of a strengthening dollar, RhythmOne’s reported international revenue is reduced because foreign currencies translate into fewer U.S. dollars. The announcement of Brexit may also create global economic uncertainty, which may cause RhythmOne’s customers to closely monitor their costs and reduce their spending budget on RhythmOne’s products and services.

The United Kingdom commenced negotiations to determine the future terms of the United Kingdom’s relationship with the E.U., including the terms of trade between the United Kingdom and the E.U. The effects of Brexit will depend on any agreements the United Kingdom makes to retain access to E.U. markets either during a transitional period or more permanently. The measures could potentially disrupt the markets RhythmOne serves and may cause it to lose customers and employees. In addition, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the United Kingdom determines which E.U. laws to replace or replicate.

RhythmOne’s international operations subject RhythmOne to new challenges and risks.

Despite RhythmOne’s international operations, RhythmOne has a limited sales operations history as a company outside the United States, and RhythmOne’s ability to manage its business and conduct its operations internationally requires considerable management attention and resources and is subject to the challenges of multiple cultures, customs, legal systems, alternative dispute systems, regulatory systems and commercial infrastructures will require RhythmOne to invest significant funds and other resources.

Further expansion or contraction of RhythmOne’s international operations may require significant management attention and financial resources and may place burdens on RhythmOne’s management, administrative, operational and financial infrastructure. Additionally, in most instances digital media properties can change the terms and supply of ad inventory they make available to RhythmOne at any time, and if digital media properties increase the cost or reduce the supply of inventory available to RhythmOne in international markets, RhythmOne’s growth forecasts in these markets may suffer. Further, if RhythmOne’s revenue from its international operations, and particularly from its operations in the countries and regions on which RhythmOne has focused its investment, does not exceed the expense of establishing and maintaining these operations, RhythmOne’s business and operating results will suffer. RhythmOne’s limited experience in operating its business internationally increases the risk that any potential future expansion efforts that it may undertake will not be successful. If RhythmOne invests substantial time and resources to expand its international operations and is unable to do so successfully and in a timely manner, its business and results of operations will suffer.

RhythmOne has experienced foreign currency gains and losses and expects to continue to experience those gains and losses. Fluctuations in currency exchange rates can adversely affect its profitability.

RhythmOne incurs foreign currency transaction gains and losses, primarily related to foreign currency exposures that arise from British pound, Canadian dollar, Australian dollar, Singapore dollar and euro denominated transactions that it expects to cash settle in the near term, which are charged against earnings in the period incurred. RhythmOne expects that it will continue to realize gains or losses with respect to its foreign currency exposures. RhythmOne does not enter into or trade financial instruments, including derivative financial instruments, for any purpose. Accordingly, any fluctuations in foreign currency could adversely affect RhythmOne’s results of operations.

RhythmOne’s business depends on its ability to collect and use data to deliver ads, and to disclose data relating to the performance of its ads; any limitation on these practices could significantly diminish the value of its solutions and cause it to lose customers and revenue.

When RhythmOne delivers an ad to an internet-connected device, it is able to collect information about the placement of the ad and the interaction of the device user with the ad, such as whether the user visited a landing page or watched a video. RhythmOne is also able to collect information about the user’s IP address, device, mobile location and some demographic characteristics. It may also contract with one or more third parties to obtain additional pseudonymous information about the device user who is viewing a particular ad, including information about the user’s interests. As RhythmOne collects and aggregates this data provided by billions of ad impressions, it analyzes it to optimize the placement and timing of ads served across the advertising inventory provided to it by digital media properties.

Although the data RhythmOne collects does not enable it to determine the actual identity of any individual, its customers — or end users — might decide not to allow RhythmOne to collect some or all of the data or might limit its use of it. For example, a digital media property might not agree to provide RhythmOne with data generated by interactions with the content on its apps, or device users might not consent to share their information about device usage. Any limitation on RhythmOne’s ability to collect data about user behavior and interaction with content could make it more difficult for it to deliver effective digital advertising programs that meet the demands of its customers. This in turn could harm its revenue and impair its business.

Although RhythmOne’s contracts with advertisers generally permit it to aggregate data from advertising campaigns, sometimes an advertiser declines to permit the use of this data, which limits the usefulness of the data that RhythmOne collects. Furthermore, advertisers may request that RhythmOne discontinue using data obtained from their campaigns that have already been aggregated with other advertisers’ campaign data. It would be difficult, if not impossible, to comply with these requests, and complying with these kinds of requests could cause RhythmOne to spend significant amounts of resources. Interruptions, failures or defects in RhythmOne’s data collection, mining, analysis and storage systems, as well as privacy concerns and regulatory restrictions regarding the collection, use and processing of data, could also limit its ability to aggregate and analyze the data from its customers’ advertising campaigns. If that happens, RhythmOne may not be able to optimize the placement of advertising for the benefit of RhythmOne’s advertising customers, which could make its solutions less valuable, and, as a result, RhythmOne may lose customers and its revenue may decline.

RhythmOne’s business practices with respect to data could give rise to liabilities, restrictions on its business or reputational harm as a result of evolving governmental regulation, legal requirements or industry standards relating to consumer privacy and data protection.

In the course of providing RhythmOne’s solutions, RhythmOne collects, transmits and stores information related to and seeking to correlate internet-connected devices, user activity and the ads RhythmOne places. Federal, state and international laws and regulations govern the collection, use, processing, retention, sharing and security of data that RhythmOne collects across its advertising solutions. RhythmOne strives to comply with all applicable laws, regulations, policies and legal obligations relating to privacy and data collection, processing use and disclosure. However, the applicability of specific laws may be unclear in some cases and domestic and foreign government regulation and enforcement of data practices and data tracking technologies is expansive, not clearly defined and rapidly evolving. In addition, it is possible that these requirements may be interpreted and applied in a manner that is new or inconsistent from one jurisdiction to another and may conflict with other rules or RhythmOne’s practices. Any actual or perceived failure by RhythmOne to comply with U.S. federal, state or international laws, including laws and regulations regulating privacy, data, security or consumer protection, or disclosure or unauthorized access by third parties to this information, could result in proceedings or actions against RhythmOne by governmental entities, competitors, private parties or others. Any proceedings or actions against RhythmOne alleging violations of consumer or data protection laws or asserting privacy-related theories could hurt RhythmOne’s reputation, force RhythmOne to spend significant amounts in defense of these proceedings, distract RhythmOne’s management, increase RhythmOne’s costs of doing business, adversely affect the demand for RhythmOne’s solutions and ultimately result in the imposition of monetary liability. RhythmOne may also be contractually liable to indemnify and hold harmless its customers from the costs or consequences of litigation resulting from using its solutions or from the disclosure of confidential information, which could damage RhythmOne’s reputation among its current and potential customers, require significant expenditures of capital and other resources and cause RhythmOne to lose business and revenue.

The regulatory framework for privacy issues is evolving worldwide, and various government and consumer agencies and public advocacy groups have called for new regulation and changes in industry practices, including some directed at the digital advertising industry in particular. It is possible that new laws and regulations will be adopted in the United States and internationally, or existing laws and regulations may be interpreted in new ways, that would affect RhythmOne’s business, particularly with regard to collection or use of data to target ads and communication with consumers and the international transfer of data from Europe to the United States. The U.S. government, including the Federal Trade Commission and the Department of Commerce, has announced that it is reviewing the need for greater regulation of the collection of consumer information, including regulation aimed at restricting some targeted advertising practices. In Europe, in October 2015 the Court of Justice of the European Union invalidated the “US-EU Safe Harbor framework,” which created a safe harbor under the European Data Protection Directive for certain European data transfers to the United States. RhythmOne had not self-certified under this regime, and therefore was not directly affected by this decision. In July 2016, the European Commission approved the Privacy Shield, which is a set of principles and related rules that are intended to replace the US-EU Safe harbor framework. RhythmOne is in the process of determining whether to join the Privacy Shield program. Stricter regulation of European data transfers to the U.S. in future may impact RhythmOne’s ability to serve European customers effectively, or require RhythmOne to open and operate datacenters in the European Union which would result in a higher cost of doing business in these jurisdictions.

In particular, Europe’s new General Data Protection Regulation (“GDPR”) (which came into force in May 2018) extends the jurisdictional scope of European data protection law. As a result, RhythmOne is subject to the GDPR when it provides its targeting services in Europe. The GDPR imposes stricter data protection requirements that may necessitate changes to RhythmOne’s services and business practices. Potential penalties for non-compliance with the GDPR include administrative fines of up to 4% of annual worldwide turnover. Complying with any new regulatory requirements has resulted in increased costs and could force RhythmOne to incur further substantial costs or require RhythmOne to change its business practices in a manner that could reduce its revenue or compromise its ability to effectively pursue its growth strategy.

The FTC has also adopted revisions to the Children’s Online Privacy Protection Act (“COPPA”) that expands the liability for the collection of information by operators of websites and other electronic solutions that are directed to children. Questions exist as to how regulators and courts may interpret the scope and circumstances for potential liability under COPPA, and the FTC continues to provide guidance and clarification as to its 2013 revisions of COPPA. FTC guidance or enforcement precedent may make it difficult or impractical for RhythmOne to provide advertising on certain websites, services or applications. In addition, the FTC recently fined an ad network for certain methods of collecting and using data from mobile applications, including certain applications directed at children, and failing to disclose the data collection to mobile application developers in their network.

While RhythmOne has not collected data that is traditionally considered personal data, such as name, email address, physical address, phone numbers or social security numbers, RhythmOne typically collects and stores IP addresses, geo-location information, and device or other persistent identifiers that are or may be considered personal data in some jurisdictions or otherwise may be the subject of legislation or regulation. For example, some jurisdictions in the EU regard IP addresses as personal data, and certain regulators, such as the California Attorney General’s Office, have advocated for including IP addresses, GPS-level geolocation data, and unique device identifiers as personal data under California law. Furthermore, Europe’s GDPR provides that online identifiers (such as IP addresses and other device identifiers) are to be treated as “personal data” going forward and therefore subject to stricter data protection rules.

Evolving definitions of personal data within the EU, the United States and elsewhere, especially relating to the classification of IP addresses, machine or device identifiers, geo-location data and other such information, may cause RhythmOne to change RhythmOne’s business practices, diminish the quality of RhythmOne’s data and the value of RhythmOne’s solution, and hamper RhythmOne’s ability to expand its offerings into the EU or other jurisdictions outside of the United States. RhythmOne’s failure to comply with evolving interpretations of applicable laws and regulations, or to adequately protect personal data, could result in enforcement action against RhythmOne or reputational harm, which could have a material adverse impact on RhythmOne’s business, financial condition and results of operations.

In addition to compliance with government regulations, RhythmOne voluntarily participates in trade associations and industry self-regulatory groups that promulgate best practices or codes of conduct addressing the provision of internet advertising. RhythmOne could be adversely affected by changes to these guidelines and codes in ways that are inconsistent with its practices or in conflict with the laws and regulations of U.S. or international regulatory authorities. For instance, new guidelines, codes, or interpretations, by self-regulatory organizations or government agencies, may require additional disclosures, or additional consumer consents, such as “opt-in” permissions to share, link or use data, such as health data from third parties, in certain ways. If RhythmOne fails to abide by, or is perceived as not operating in accordance with, industry best practices or any industry guidelines or codes with regard to privacy, its reputation may suffer and RhythmOne could lose relationships with advertisers and digital media properties.

RhythmOne’s business model is dependent on the continued growth in usage of the internet, computers, smartphones, tablets, internet-connected TVs and other devices, as well as continued digital audience fragmentation as a result of this continued growth.

RhythmOne’s business model depends on the continued proliferation of the internet, computers and internet-connected devices, such as smartphones, tablets and internet-connected TVs, as well as the increased consumption of digital video content on the internet through those devices resulting in increased audience fragmentation. However, consumer usage of these internet-connected devices and resulting audience fragmentation may be inhibited for a number of reasons, such as:

•	Inadequate network infrastructure to support advanced features;

•	Users’ concerns about the security of these devices and the privacy of their information;

•	Inconsistent quality of cellular or wireless connections;

•	Unavailability of cost-effective, high-speed internet service;

•	Changes in network carrier pricing plans that charge device users based on the amount of data consumed; and

•	Government regulation of the internet, telecommunications industry, mobile platforms and related infrastructure.

For any of these reasons, users of the internet and internet-connected devices may limit the amount of time they spend and the type of activities they conduct on these devices. In addition, technological advances may standardize or homogenize the way users access digital video content, making brand-receptive audiences easier for advertisers to reach without use of RhythmOne’s solutions. RhythmOne’s total addressable market size may be significantly limited if user adoption of the internet and internet-connected devices and consumer consumption of content on those devices and resulting audience fragmentation do not continue to grow. These conditions could compromise RhythmOne’s ability to increase its revenue and to become profitable.

RhythmOne may be unable to deliver advertising in a context that is appropriate for a brand’s specifications, which could harm RhythmOne’s reputation and cause its business to suffer.

It is very important to advertisers that their brand advertisements not be placed in or near content that is unlawful or would be deemed offensive or inappropriate by their customers. Unlike advertising on television, where the context in which an advertiser’s ad will appear is highly predictable and controlled, digital media content — especially when delivered programmatically — is more unpredictable, and RhythmOne cannot guarantee that digital advertisements will appear in a context that is appropriate for the brand. RhythmOne relies on continued access to premium ad inventory in high-quality and brand-safe environments, viewable to consumers across multiple screens. If RhythmOne is not successful in delivering context appropriate digital advertising campaigns for advertisers, its reputation will suffer and its ability to attract potential advertisers and retain and expand business with existing advertisers could be harmed, or RhythmOne’s customers may seek to avoid payment or demand future credits for inappropriately placed advertisements, any of which could harm RhythmOne’s business, financial condition and operating results.

RhythmOne’s sales efforts with advertisers and digital media properties require significant time and expense, and if unsuccessful could result in RhythmOne expending significant resources and increasing costs without correspondingly increasing revenue.

Attracting new advertisers and digital media properties requires substantial time and expense, and RhythmOne may not be successful in establishing new relationships or in maintaining or advancing its current relationships. For example, it may be difficult to identify, engage and market to potential advertisers who do not currently spend on digital advertising or are unfamiliar with RhythmOne’s current solutions. Furthermore, many of RhythmOne’s customers’ purchasing and design decisions typically require input from multiple internal constituencies, including those units historically responsible for a larger TV brand campaign. As a result, RhythmOne must identify those persons involved in the purchasing decision and devote a sufficient amount of time to presenting its solutions to each of those persons.

The novelty of RhythmOne’s solutions and its business model often requires RhythmOne to spend substantial time and effort educating its own sales force and potential advertisers, advertising agencies and digital media properties about its offerings, including providing demonstrations and comparisons against other available solutions. This process is costly and time-consuming. If RhythmOne is not successful in targeting, supporting and streamlining its sales processes, its ability to grow its business and its operating results may be adversely affected.

If RhythmOne’s pricing model is not accepted by its advertisers, RhythmOne could lose customers and its revenue could decline.

RhythmOne offers its solutions to advertisers based on a variety of different pricing models, including cost per thousand impressions (“CPM”) basis or on a Pay per Click (“PPC”) basis, as well as dynamic pricing models based on open auction or private marketplace deal structures. If advertisers do not understand or accept the benefits of RhythmOne’s pricing model, or if competitors are able to offer alternative pricing models (or pricing) that is deemed more attractive than that of RhythmOne, then the market for RhythmOne’s solutions may decline or develop more slowly than RhythmOne expects, limiting its ability to grow its revenue and profits.

RhythmOne’s business is subject to the risks of earthquakes, fires, floods and other natural catastrophic events and to interruption by man-made problems such as computer viruses or terrorism.

RhythmOne’s systems and operations are vulnerable to damage or interruption from earthquakes, fires, floods, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins and similar events. For example, a significant natural disaster, such as a tornado, earthquake, fire or flood, could have a material adverse effect on RhythmOne’s business, results of operations and financial condition, and RhythmOne’s insurance coverage may be insufficient to compensate RhythmOne for losses that may occur. RhythmOne has offices located in California, a region known for earthquakes. In addition, acts of terrorism, which may be targeted at metropolitan areas that have higher population density than rural areas, could cause disruptions in RhythmOne’s or RhythmOne’s advertisers’ businesses or the economy as a whole. RhythmOne’s servers may also be vulnerable to computer viruses, break-ins, denial-of-service attacks and similar disruptions from unauthorized tampering with RhythmOne’s computer systems, which could lead to interruptions, delays and loss of critical data. RhythmOne may not have sufficient protection or recovery plans in the event a natural disaster should occur. As RhythmOne relies heavily on its data centers, computer and communications systems and the internet to conduct its business and provide high-quality customer service, such disruptions could negatively impact RhythmOne’s ability to run its business and either directly or indirectly disrupt its advertisers’ businesses, which could have a material adverse effect on RhythmOne’s business, results of operations and financial condition.

If RhythmOne does not retain its senior management team and key employees, or attract and retain additional sales and technology talent, RhythmOne may not be able to grow or achieve its business objectives.

RhythmOne has experienced and in the future it may periodically experience attrition in key executive management positions. The loss of members of RhythmOne’s senior management team and other key employees, whether voluntarily or involuntarily, could significantly limit RhythmOne’s ability to achieve its strategic objectives. RhythmOne does not maintain key-person insurance on any of these employees. RhythmOne’s future success also depends on RhythmOne’s ability to continue to attract, retain and motivate highly skilled employees, particularly employees with technical skills that enable RhythmOne to deliver effective advertising solutions and sales and customer support representatives with experience in digital advertising and strong relationships with brand advertisers, agencies and digital media properties. Competition for these employees in RhythmOne’s industry is intense and RhythmOne has experienced difficulty in recruiting and retaining them. Many of the companies with which RhythmOne competes for experienced personnel also have greater resources than it has. As a result, RhythmOne may be unable to attract or retain these management, technical, sales, marketing and customer support personnel that are critical to its success, resulting in harm to its key customer relationships, loss of key information, expertise or know-how and unanticipated recruitment and training costs. Additionally, RhythmOne’s ability to achieve revenue growth in the future will depend, in part, on RhythmOne’s success in recruiting, retaining and training sufficient numbers of sales personnel. These new employees require training in order to achieve full productivity. The timing of these activities may continue to negatively impact sales productivity. Additionally, the loss of the services of RhythmOne’s senior management or other key employees could make it more difficult to successfully operate its business and pursue RhythmOne’s business goals.

If RhythmOne cannot foster or maintain an effective corporate culture as it continues to build its business and evolve, its future success could be negatively impacted.

RhythmOne believes that fostering and maintaining an effective corporate culture that promotes innovation, creativity and teamwork has been and will be in the future a critical contributor to RhythmOne’s success. Fostering and maintaining an effective corporate culture will become increasingly difficult as RhythmOne builds its business and implements the more complex business plans and organizational management structures necessary to support its development and to comply with the requirements imposed on public companies. Failure to foster, maintain and further develop its culture could negatively impact RhythmOne’s future success.

RhythmOne’s software could be susceptible to errors, defects, or unintended performance problems that could result in loss of reputation, lost inventory or liability.

RhythmOne develops and offers complex software platforms and other software that is used or embedded by RhythmOne’s customers and digital media properties in devices, video technologies, software and operating systems. Complex software often contains defects, particularly when first introduced or when new versions are released. Determining whether RhythmOne’s software has defects may occur after versions are released into the market. Defects, errors or unintended performance problems with RhythmOne’s software could unintentionally jeopardize the performance of advertising campaigns and digital media properties’ products. This could result in injury to RhythmOne’s reputation, loss of revenue, diversion of development and technical resources, increased insurance costs and increased warranty costs. If RhythmOne’s software contains any undetected defects, errors or unintended performance problems, its advertising customers may refuse to use it, digital media properties may refuse to embed it into their products and RhythmOne may be unable to collect data or acquire advertising inventory from digital media properties. These defects, errors and unintended performance problems could also result in product liability claims. Although RhythmOne attempts to reduce the risk of losses resulting from these claims through warranty disclaimers and limitation of liability clauses in its agreements, these contractual provisions may not be enforceable in every instance. Furthermore, although RhythmOne maintains errors and omissions insurance, this insurance may not adequately cover these claims. If a court refused to enforce the liability-limiting provisions of RhythmOne’s contracts for any reason, or if liabilities arose that were not contractually limited or adequately covered by insurance, its business could be materially harmed.

RhythmOne’s inability to use software licensed from third parties, or its use of open source software under license terms that interfere with RhythmOne’s proprietary rights, could disrupt RhythmOne’s business.

RhythmOne’s technologies incorporate software licensed from third parties, including some software, known as open source software, which RhythmOne uses without charge. Although RhythmOne monitors its use of open source software, the terms of many open source licenses to which RhythmOne are subject have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a manner that imposes unanticipated conditions or restrictions on RhythmOne’s ability to provide its solutions to its customers. In the future, RhythmOne could be required to seek licenses from third parties in order to continue offering its solutions, which licenses may not be available on terms that are acceptable to it, or at all. Alternatively, RhythmOne may need to re-engineer its solutions or discontinue use of portions of the functionality provided by its solutions. In addition, the terms of open source software licenses may require RhythmOne to provide software that RhythmOne develops using this software to others on unfavorable license terms. Further, if a digital media property owner who embeds RhythmOne’s software in their devices, video technologies, software and operating systems incorporates open source software into its software and RhythmOne’s software is integrated with such open source software in the final product, RhythmOne could, under some circumstances, be required to disclose the source code to RhythmOne’s software. While RhythmOne carefully monitors the use of all open source software and tries to ensure that no open source software is used in such a way as to require RhythmOne to disclose the source code to its software, such use could inadvertently occur. RhythmOne’s inability to use third- party software or the requirement to disclose the source code to its software could result in disruptions to its business, or delays in the development of future offerings or enhancements of existing offerings, which could impair its business.

Software and components that RhythmOne incorporates into its advertising solutions may contain errors or defects, which could harm its reputation and hurt its business.

RhythmOne uses a combination of custom and third-party software, including open source software, in building its advertising solutions. Although RhythmOne tests software before incorporating it into its solutions, RhythmOne cannot guarantee that all the third-party technologies it incorporates will not contain errors, bugs or other defects. RhythmOne continues to launch enhancements to its advertising solutions, and RhythmOne cannot guarantee any of these enhancements will be free from these kinds of defects. If errors or other defects occur in technologies that RhythmOne utilizes in its advertising solutions, it could result in damage to its reputation and losses in revenue, and RhythmOne could be required to spend significant amounts of additional research and development resources to fix any problems.

RhythmOne’s failure to protect its intellectual property rights could diminish the value of its solutions, weaken its competitive position and reduce its revenue.

RhythmOne regards the protection of its intellectual property, which includes patents and patent applications, trade secrets, copyrights, trademarks and domain names, as critical to its success. RhythmOne strives to protect its intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. RhythmOne enters into confidentiality and invention assignment agreements with its employees and contractors, and confidentiality agreements with parties with whom it conducts business in order to limit access to, and disclosure and use of, its proprietary information. However, these contractual arrangements and the other steps RhythmOne has taken to protect its intellectual property may not prevent the misappropriation of its proprietary information or deter independent development of similar technologies by others.

In addition to issued patents and trademarks, RhythmOne has applications pending. There can be no assurance that its applications will be approved, and if approved, there’s no assurance they will adequately protect its intellectual property, or will not be challenged by third parties or found to be invalid or unenforceable. Effective trade secret, copyright, trademark and patent protection is expensive to develop and maintain, both in terms of initial and ongoing registration requirements and the costs of defending RhythmOne’s rights. RhythmOne may be required to protect its intellectual property in an increasing number of jurisdictions, a process that is expensive and may not be successful or which RhythmOne may not pursue in every location. RhythmOne may, over time, increase its investment in protecting its intellectual property through additional patent filings that could be expensive and time-consuming.

Monitoring unauthorized use of RhythmOne’s intellectual property is difficult and costly. RhythmOne’s efforts to protect its proprietary rights may not be adequate to prevent misappropriation of RhythmOne’s intellectual property. RhythmOne may not be able to detect unauthorized use of, or take appropriate steps to enforce, its intellectual property rights. Further, RhythmOne’s competitors may independently develop technologies that are similar to ours but which avoids the scope of RhythmOne’s intellectual property rights. In addition, the laws of many countries, such as China and India, do not protect RhythmOne’s proprietary rights to as great an extent as do the laws of European countries and the United States. Further, the laws in the United States and elsewhere change rapidly, and any future changes could adversely affect RhythmOne and its intellectual property. RhythmOne’s failure to meaningfully protect its intellectual property could result in competitors offering solutions that incorporate RhythmOne’s most technologically advanced features, which could seriously reduce demand for its advertising solutions. In addition, RhythmOne may in the future need to initiate infringement claims or litigation. Litigation, whether RhythmOne is a plaintiff or a defendant, can be expensive, time-consuming and may divert the attention of RhythmOne’s technical staff and managerial personnel, which could harm its business, whether or not the litigation results in a determination that is unfavorable to RhythmOne. In addition, litigation is inherently uncertain, and thus RhythmOne may not be able to stop its competitors from infringing its intellectual property rights.

RhythmOne’s agreements with partners, employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

RhythmOne relies in part on confidentiality agreements and other restrictions with its customers, partners, employees, consultants and others to protect RhythmOne’s proprietary technology and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Despite RhythmOne’s efforts to protect its proprietary technology, processes and methods, unauthorized parties may attempt to misappropriate, reverse engineer or otherwise obtain and use them. Moreover, policing unauthorized use of RhythmOne’s technologies, products and intellectual property is difficult, expensive and time-consuming, particularly in foreign countries where applicable laws may be less protective of intellectual property rights than those in the United States, and where enforcement mechanisms for intellectual property rights may be weak. Costly and time-consuming litigation could be necessary to enforce and determine the scope of RhythmOne’s proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect RhythmOne’s competitive business position.

RhythmOne could incur substantial costs and disruption to its business as a result of any claim of infringement of another party’s intellectual property rights, which could harm its business and operating results.

In recent years, there has been significant litigation in the United States over patents and other intellectual property rights. From time to time, RhythmOne faces allegations that it or customers who use its products have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including allegations made by its competitors or by non-practicing entities. RhythmOne cannot predict whether assertions of third-party intellectual property rights or claims arising from these assertions will substantially harm its business and operating results. If RhythmOne is forced to defend any infringement claims, whether they are with or without merit or are ultimately determined in RhythmOne’s favor, RhythmOne may face costly litigation and diversion of technical and management personnel. Some of RhythmOne’s competitors have substantially greater resources than RhythmOne does and are able to sustain the cost of complex intellectual property litigation to a greater extent and for longer periods of time than RhythmOne could. Furthermore, an adverse outcome of a dispute may require RhythmOne: to pay damages, potentially including treble damages and attorneys’ fees, if RhythmOne is found to have willfully infringed a party’s patent or other intellectual property rights; to cease making, licensing or using products that are alleged to incorporate or make use of the intellectual property of others; to expend additional development resources to redesign RhythmOne’s products; and to enter into potentially unfavorable royalty or license agreements in order to obtain the rights to use necessary technologies. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to RhythmOne, or at all. In any event, RhythmOne may need to license intellectual property which would require it to pay royalties or make one-time payments. Even if these matters do not result in litigation or are resolved in RhythmOne’s favor or without significant cash settlements, the time and resources necessary to resolve them could harm RhythmOne’s business, operating results, financial condition and reputation.

In addition, if RhythmOne’s advertising customers do not own the copyright for advertising content included in their advertisements or if digital media property owners do not own the copyright for content to the digital media next to which the advertisements appear, advertisers and digital media properties could receive complaints from copyright owners, which could harm RhythmOne’s reputation and its business.

ITEM 4.	Information on the Company

4.A	History and Development of the Company

RhythmOne was incorporated under the Companies Act (1985) (United Kingdom) on April 23, 2007. RhythmOne’s principal executive office is located at 601 Montgomery Street, Suite 1600, San Francisco, California, U.S.A., 94111 and its registered office is located at 65 Gresham Street, 6th Floor, London EC2V 7NQ, United Kingdom. RhythmOne has offices in the United States, the United Kingdom and Canada. RhythmOne Shares are listed for trading on AIM under the ticker symbol “RTHM”. The telephone number to RhythmOne’s principal executive office is (415) 655-1450.

The Group is defined as RhythmOne plc and its subsidiaries. The parent company is RhythmOne plc. The parent company’s functional currency is Sterling, being the currency of the primary economic environment in which the Company operates. Other significant subsidiaries within the Group have the U.S. Dollar as their functional currency. The presentational currency of the Group is U.S. Dollars.

RhythmOne was incorporated under the name of XYZABC plc in 2007, subsequently changing its name to blinkx plc, and was founded within and spun out of a company called Autonomy plc with a perpetual license to the IDOL (“Intelligent Data Operating Layer”) technology. Protected by 111 patents, IDOL was able to extract meaning and content on virtually all forms of digital information, including audio, video, images, social media, email and web content, as well as structured data such as customer transaction logs, to interpret and contextualize data at scale and in real time. Using the IDOL engine as its foundation, blinkx pioneered internet video search through its Concept Recognition Engine (“CORE”) technology. CORE used speech recognition and text and image analysis to extract meaning and context of video content to generate improved search results for consumers.

In recent years, RhythmOne has transformed its product offerings and capabilities to shift from a primarily desktop video business toward the mobile, video and programmatic advertising segments of the industry. Key acquisitions and product developments which have contributed to the evolution of its business include:

•

In 2013, the acquisition of the Grab Media video syndication platform, which allowed RhythmOne to augment relationships with its key advertisers, publishers and content providers to provide increased scale;

•	In 2013, the acquisition of Rhythm NewMedia, a leading premium mobile video advertising and technology platform;

•	In 2014, the acquisition of AdKarma, a video supply-side platform to bolster RhythmOne’s programmatic supply footprint;

•

In 2014, the acquisition of LYFE Mobile, a demand-side and data management platform, which provided an entry point into the programmatic segment of mobile advertising, a fast growing channel for programmatic spending;

•

In 2014, the entry into a technology licensing agreement with Zenovia Digital Exchange (Zenovia), which allowed RhythmOne to integrate high-volume, low-latency programmatic trading technology and industry-leading processes to filter and segment traffic and enhance brand safety for advertisers;

•

In 2014, the acquisition of All Media Network, LLC (All Media), providing access to a number of premium consumer properties, including Sidereel.com, Allmusic.com, Allmovie.com and Celebified.com, which collectively represented over 25 million unique users per month; owning and operating a sizeable, high-quality audience enhanced RhythmOne’s ability to continuously test, filter and score RhythmOne’s aggregate supply to enhance traffic quality and performance;

•

In 2017, the acquisition of Perk, Inc., gaining access to premium consumer mobile apps and web properties, adding exclusive inventory to RhythmOne’s supply side portfolio as well as strategic demand relationships;

•

In 2017, the acquisition of certain assets of Radium, gaining access to a leading data-driven, performance-focused marketing platform, distinctive consumer insights, audience segmentation and targeting technology, and premium demand relationships; and

•

In 2018, the acquisition of YuMe, Inc., gaining access to access to premium video supply, including emerging, high-value connected TV inventory, unique customer insights, cross-screen targeting technology and established demand relationships. The acquisition of YuMe aligns with the Company’s mission to create a unified marketplace that is efficient and effective for advertisers.

The vast majority of the Group’s capital expenditures occur in the United States as RhythmOne’s customers and revenues are primarily based in the United States with a small proportion being based in other international jurisdictions. The Group’s principal capital expenditures for fiscal years ended March 31, 2018, 2017 and 2016 totaled $2.2 million, $2.4 million and $2.3 million, respectively. Capital expenditures for fiscal years ended March 31, 2018, 2017 and 2016 consisted primarily of computer equipment and was driven by investments in co-location infrastructure required to support the expansion of the Group’s programmatic trading platform. Going forward, RhythmOne expects expenditures for computer equipment to remain at or slightly above current levels in the near term as the Group continues to grow operations. Going forward, RhythmOne anticipate’s capital expenditures in fiscal year ended March 31, 2019 to be financed from the Group’s current cash and cash equivalents balance, cash generated from operating activities and access to RhythmOne’s revolving credit facility.  The carrying value of capital assets disposed of in fiscal years ended March 31, 2018, 2017 and 2016 was $0.4 million, $0.1 million and $0.1 million, respectively, as most of the Group’s disposals are fully depreciated at the time they are disposed of.

4.B	Business Overview

RhythmOne is an online advertising technology company that connects brands to audiences through digital advertising and content distribution. Its business focuses on three key constituents in the value chain: (i) consumers, by facilitating access to digital content; (ii) advertisers, by maximizing return on advertising spend; and (iii) publishers, as suppliers of audiences, by monetizing their content, improving yield and enhancing the value of their inventory. RhythmOne offers advertisers a suite of solutions that allow them to reach and connect with their target audiences through premium content across a variety of devices — from smartphones, tablets and other mobile devices to desktop computers. RhythmOne aims to maximize return on investment for advertisers by providing streamlined, transparent connections between advertisers and audiences through a combination of differentiated supply, innovative technology and data-driven insights. RhythmOne offers publishers the ability to maximize their yield and revenue by providing value-added tools and premium demand for their advertising inventory. RhythmOne’s proprietary technology and data analytics tools deliver a comprehensive, integrated solution at scale that allows advertisers to buy its ad supply in a programmatic, multichannel fashion and publishers to manage and monetize their ad inventory.

The majority of RhythmOne’s revenue is generated from brand- and performance-based advertising delivered through mobile and desktop devices via formats such as video, rich media, OTT, banners and native advertising. Historically, RhythmOne’s strength has been on the supply-side of the value chain. Additionally, with the acquisition of YuMe, RhythmOne has gained additional strength in demand-side relationships with both agencies and trading platforms, as well as a robust data management and targeting platform and emerging programmatic capabilities. As a result, RhythmOne believes it is positioned to become one of the top global players with a comprehensive, end-to-end technology offering within the digital advertising ecosystem. The combined power of data-driven marketing solutions and supply-side depth enables RhythmOne to offer advertisers the ability to reach consumers on multiple connected devices across a variety of formats, driving business outcomes.

Going forward, RhythmOne expects its unified programmatic platform, RhythmMax, to be the primary engine for growth across the Company’s selling channels, facilitating the delivery of targeted, quality audiences, across devices and formats, at scale — globally. RhythmOne anticipates programmatic growth be derived from a number of drivers, including: international expansion across EMEA and APAC regions; the addition of exclusive supply, fueling greater demand, fill rates and pricing; the delivery of high impact, high margin video and rich media campaigns programmatically; higher pricing as a result of data-driven targeting capabilities; increased throughout from existing supply and demand side relationships; new direct and programmatic supply and demand side partners; and the establishment of private (trading) marketplaces to directly connect preferred supply and demand within the RhythmMax platform.

RhythmOne believes that consumers are shifting from traditional media like television to digital media displayed on mobile devices and personal computers. While total advertising spend is estimated to be $221 billion in the United States in 2018, growing at 6% compound annual growth rate (“CAGR”) by 2020, digital advertising spend is projected to be $107.3 billion in 2018 and is anticipated to grow at 13% CAGR between 2016 and 2020. Notably, in 2016, digital advertising spend outpaced television spend for the first time — $71.6 billion compared to $71.3 billion. This trend is expected to continue, with digital advertising spend projected to represent 50% of all media spend by 2021 compared to 31% for television, according to eMarketer. In 2016, digital advertising was dominated by the display channel, estimated at 49% of total digital advertising spend. Display advertising, including video (which represents 18% of digital advertising spend), outpaced search for the first time in 2016, a significant achievement given the direct-response nature of search.

Furthermore, consumers are now spending more time on mobile devices. Growth in digital spend is led by mobile and video, and according to eMarketer, are expected to grow by 19% CAGR and 17% CAGR, respectively, over the next five years. Mobile video is anticipated to grow at 21% CAGR over the next five years, as broadband access improves and more users regularly consume video content through their smartphones.

Programmatic trading is now the dominant buying method for online advertising, as the majority of media inventory is bought and sold through automated trading mechanisms that include exclusive private marketplaces (“PMPs”), where pools of inventory are set aside for specific bidders, and auction-based real-time bidding (“RTB”). According to eMarketer, programmatic, or the automated purchase of media through a technology platform, is now the primary buying modality for advertisers. In 2017, programmatic digital display advertising spend was projected to represent 78% of digital spend overall, rising to 84% by 2019. This is projected in 2018 to include $30 billion in mobile programmatic and $9 billion in video programmatic.

This dynamic landscape is coupled with increased advertiser demand for standardization around measurement, viewability, audience quality and brand safety, especially given the recent high-profile attention given to “fake news” and the need of brands to ensure that their advertising does not appear alongside controversial or inappropriate content. Finally, ad blocking continues to be a concern for the industry, especially on the supply-side. Monetization has become more challenging as publishers deal with emerging technologies, look for new ways to create dialogue around the value exchange that governs content consumption, and seek creative ways to generate revenue from their audience base. There is also increased pressure on advertisers and brands to create compelling, relevant ad experiences for consumers. This has led to increased interest in native advertising (where the ad experience mirrors the natural form and style of the digital medium in which it is placed), influencer marketing and experiential advertising.

RhythmOne believes the online advertising sector will continue to grow and transform at a rapid pace, and that advertisers will continue to reward full-stack technology partners that deliver data-driven, audience-centric, cross-screen advertising capabilities and clear measurement around campaign effectiveness and supply quality.

Strategy

RhythmOne’s objective is to be the advertising partner of choice for publishers and brands by helping them capitalize on the large and growing digital advertising opportunity. RhythmOne simplifies the technological complexities of digital advertising to make it accessible to its partners. The key elements of RhythmOne’s strategy are:

•	Innovating through continued investments in technology and data.

•	Deepening its relationship with existing advertising and publishing clients.

•	Increasing its share of advertising budgets from existing advertisers.

•	Acquiring new publishing and advertising partners.

Operations

RhythmOne’s operating model consists of four key components: supply partners, demand partners, content (including desktop and mobile application providers) and underlying technology. RhythmOne matches audiences across thousands of sites and mobile applications with content and advertisements in real time using its contextual algorithms and programmatic trading capabilities. RhythmOne earns revenue from advertisers seeking to present their messages to highly-targeted consumers across devices and formats, and distributes a share of this revenue to the publishers, mobile application owners and content providers (including RhythmOne’s owned and operated properties) within its ecosystem.

Revenue is a function of three factors within RhythmOne’s operating model: price of inventory, fill rate (percent of opportunities monetized), and volume (total number of opportunities within the platform).

Products and Services

RhythmOne offers advertisers the opportunity to reach and engage with their target audiences across mobile devices and screens through RhythmOne’s unified, multi-channel, multi-format programmatic platform for engaged audiences called “RhythmMax”. Through RhythmMax, advertisers gain access to RhythmOne’s advertising inventory across owned, controlled and extended supply sources. RhythmOne represents one of the largest supply footprints in the industry. Importantly, the RhythmMax platform has enabled RhythmOne to unify the entire supply-side of the value chain, eliminating intermediaries and streamlining interactions between advertisers and consumers, thereby enhancing the efficiency and effectiveness of RhythmOne’s customers’ online advertising campaigns. RhythmOne’s customers purchase RhythmOne’s marketplace inventory through demand-side platforms, including RhythmOne’s own or third-party technology, either as part of a private marketplace, managed service arrangement or open auction (real-time bidding).

Integral to the success of the RhythmMax programmatic platform has been RhythmOne’s focus on quality. The digital advertising space is rapidly changing and standards around quality assurance have yet to be universally defined. However, pressure from advertising partners for efficiency and transparency is growing. RhythmOne has taken significant, proactive steps to build and enhance its supply quality, and have made continuous enhancements to its proprietary filtering technology, “RhythmGuard,” which blocks underperforming or suspicious traffic before it reaches the marketplace. As a result of RhythmOne’s technology and filtering processes, RhythmOne believes that it now operates one of the highest quality advertising marketplaces in the industry.

In addition to platform investments in RhythmMax, RhythmOne has sought to distinguish its supply footprint by offering access to distinctive owned, controlled and first-look audiences that are compelling to advertisers and brands. A key action in support of this strategy was the acquisition of Perk, Inc. (“Perk”), a mobile-first supply-side rewards and engagement platform. During 2017, RhythmOne integrated Perk’s cross-device, owned and operated inventory into RhythmOne’s unified programmatic platform, deepening RhythmOne’s audience reach and enhancing the quality and quantity of RhythmOne’s differentiated brand- and performance-focused supply. Perk joined RhythmOne’s other owned and operated properties, including AllMusic, SideReel and Celebified, that serve as a critical test platforms to enhance the quality and targeting algorithms for RhythmOne’s controlled and extended supply, and differentiate RhythmOne from other advertising technology providers.

With the acquisition of Radium, RhythmOne gained access to a leading data-driven marketing platform, distinctive customer insights, audience segmentation and targeting technology, and premium advertiser relationships. The Radium technology reads intent-based signals from paid, earned, shared and owned channels, identifying the highest value customers with the greatest propensity to engage or convert. These insights are then activated through RhythmOne’s demand-side platform (“DSP”) or third-party DSPs to execute ad purchases across channels and formats — all within a brand-safe environment. With this acquisition, RhythmOne believes that it has become one of a handful of global competitors with a comprehensive, end-to-end technology offering within the digital advertising ecosystem.

With the acquisition of YuMe, RhythmOne gained access to premium video supply, including emerging, high-value connected TV inventory, unique customer insights, cross-screen targeting technology and established demand relationships. The acquisition of YuMe aligns with the Company’s mission to create a unified marketplace that is efficient and effective for advertisers. YuMe’s demand-side strengths and innovation in video advertising complement the programmatic platform that RhythmOne has built over the last three years. The Company believes that the combined offering and corresponding scale – both commercial and financial – will offer real differentiation in the marketplace.

During RhythmOne’s last fiscal year, RhythmOne continued to focus on the development of RhythmMax. It now provides a centralized platform to access cross-device, cross-format RhythmOne inventory across owned, controlled and extended supply sources. It also provides advertisers with flexibility in how they purchase, whether through traditional direct deals, private “walled garden” marketplaces with pre-defined content or targeting parameters, or via auction-based mechanisms — all of which use the OpenRTB (“Real-Time Bidding”) protocol. Through RhythmMax, advertisers can reach target audiences to achieve measurable return on investment at their desired spend level through a single entry point. RhythmOne also made critical enhancements to its RhythmGuard technology, including the development of automated creative scanning, ad quality verification processes and additional algorithms to measure the quality of video advertising.

On the supply side, RhythmOne has developed several tools designed to attract and retain high-quality publisher and app developer partners. Specifically, RhythmOne built and released header bidder functionality, which helps publishers monetize their inventory more efficiently. In addition, RhythmOne released a new version of its software development kit (“SDK”) for mobile app developers, allowing for easier installation and campaign management, as well as deeper reporting features. The SDK supports all standard video and rich media ad units and includes emerging viewability standards for both display and video.

Finally, RhythmOne has made enhancements to its Advanced Creative Platform (“ACP”), a self-serve utility that allows RhythmOne’s demand partners to quickly and easily develop and produce highly customized video, rich media, and native ads. This platform supports the latest industry standard interfaces, such as VAST, VPAID, and MRAID, and allows RhythmOne to meet advertiser demands for viewability data and detailed engagement metrics.

These developments represent significant steps forward as RhythmOne bundles its products and technology to better serve advertisers and publishers in a competitive and challenging marketplace, and continues to invest in capacity to drive future growth.

Geographical analysis of the Group’s revenues, including analysis between the Group’s country of domicile and other countries, is not disclosed as customers are primarily based in the U.S. with a small proportion being based in other international jurisdictions. The Geographical location of the Company’s non-current assets is primarily within the United States.

Publishers

RhythmOne is a partner to a variety of inventory providers including supply-side platforms (“SSPs”), advertising networks, individual publishers and mobile applications. RhythmOne offers supply partners an easy path to monetize their audiences across devices, utilizing a variety of different ad formats. RhythmOne offers publishers the ability to integrate their inventory with RhythmOne’s platform by using tags, its proprietary software development kit (SDK) or through its header bidder solutions. RhythmOne’s publisher partners access its high-quality demand and package and can monetize those opportunities through its platform. RhythmOne helps its publisher partners drive value by offering access to many high quality demand partners, data analytics to help publishers gain insights into their audiences, and tools to help them package their premium supply for sale in a way that maximizes value for them. Over time, RhythmOne has built a thriving partner ecosystem and network-effects model that continuously grows in all dimensions. This dynamic ecosystem can be a significant barrier to entry for potential competitors, since partner integration can be time-consuming to establish and difficult to scale.

Advertisers

RhythmOne’s primary goal is to help advertisers achieve the highest return on their advertising spend as efficiently and effectively as possible. RhythmOne’s customers consist primarily of advertising agencies and the brands they serve, as well as demand-side platforms looking to provide access to their agency partners to open auction (“RTB”) buying. One customer accounted for 18.48%, 23.62% and 12.56% of RhythmOne’s revenue in fiscal years ended March 31, 2018, 2017 and 2016, respectively.

RhythmOne works with agencies in two primary ways: managed service and self-serve. RhythmOne’s managed service offering is targeted at small- to mid-sized agencies that do not have a seat on one of the self-serve demand-side platforms, or who may be resource-constrained and seeking partners who can extend their media planning and buying capabilities. RhythmOne provides high-touch solutions that help them define their goals and pinpoint their audience targeting parameters using first-party data derived from its proprietary analytics tools and third-party data from select partners. RhythmOne then builds, deploys and manages customized campaigns through its demand-side platform, primarily focused on driving direct-response actions. In this model, RhythmOne’s differentiator is its suite of proprietary analytics tools that, once installed on a brand’s website or mobile app, help generate a distinctive, first-party profile of their prospects and customers, even tapping into traditionally non-measured activities such as email and messaging (known as dark social).

RhythmOne’s second target is larger agencies and holding companies that are executing most of their spend programmatically through one of the major third-party demand-side platforms. With this audience, RhythmOne’s principal offering is its private and guaranteed marketplaces. Private marketplaces allow RhythmOne to package premium, highly-targeted inventory into custom segments that can then be used exclusively by these agencies and the brands they serve. Similarly, guaranteed marketplaces provide pockets of inventory that have built-in, guaranteed thresholds around viewability and verification (non-human traffic). This inventory is packaged through what is known as a “deal ID” which is then accessible through their chosen third-party DSP provider.

With the acquisition of Radium, and the addition of YuMe, RhythmOne has developed a compelling demand-side offering, differentiated by a comprehensive supply-side portfolio, innovative technology and data driven insights.

Sales, Marketing and Operations

As of March 31, 2018, RhythmOne had total sales, marketing and operations staff of 550 employees.

Demand-Side

RhythmOne’s sales strategy is focused on targeting advertising agencies. Brand advertisers’ purchasing decisions typically are made and coordinated by their advertising agencies and require input from multiple constituencies. As a result, RhythmOne’s sales process can be time-consuming. RhythmOne has invested significant resources in establishing relationships with brand advertisers, advertising agencies and agency trading desks.

RhythmOne’s demand-side sales team is structured around two primary targets: small to mid-sized advertising agencies who do not have a seat on a demand-side platform and primarily access RhythmOne’s media solutions through a managed service arrangement, and larger agencies and holding companies who have access to a programmatic trading desk and are buying “self-serve” advertising through their seat on a demand side platform. In the case of holding companies, RhythmOne seeks to establish relationships with both top-level executives who are making partnership decisions, as well as front-line media planners and trade desk buyers. In addition, certain members of RhythmOne’s team are focused on cultivating relationships with third-party demand-side platform partners to identify integration opportunities and to ensure satisfaction with the supply they are accessing. RhythmOne’s sales organization includes an operations team which supports the sales teams in executing and optimizing advertising campaigns, a marketing team which assists with developing pitch material and collateral, and an engineering team with deep technical expertise to assist customers and address customer support needs.

Sales executives and account managers are assigned to specific regions where they oversee relationships with the agencies in that region. For managed service campaigns, RhythmOne’s team provides consultation throughout the process, from identifying key performance indicators to detailed automated and manual optimization, to ensure that campaign goals are met to the customer’s satisfaction. RhythmOne also has a creative services team that provides assistance with ad development and deployment. If the campaign calls for RhythmOne’s analytics tools to be installed on a brand’s website, RhythmOne also has a technical team that assists with installation and set-up.

RhythmOne locates sales and support personnel across each of the markets it serves to align with the geographies of buyers and vertical markets that it serves.

Supply-Side

RhythmOne’s supply-side team is focused on fostering adoption and overall market awareness of RhythmOne’s publisher offering amongst both individual publishers and mobile application developers as well as SSPs. Publishers have many options when it comes to demand partners, so building strong relationships and providing value-added solutions is key to initial conversion and retention. Ultimately, RhythmOne’s goal is to help them maximize the amount of revenue they can derive from advertising to the audiences they have developed for their websites or mobile applications. RhythmOne therefore invests significant time in identifying and cultivating relationships with publishers to ensure they understand the value of working with RhythmOne. RhythmOne’s publisher development team is supported by a marketing team and an engineering team with deep technical expertise.

Marketing Channels and Tactics

The marketing team, principally located in the United States, supports both demand- and supply-side sales. While RhythmOne is always seeking to raise awareness of the Company in all markets, through events and advertising, RhythmOne’s marketing strategy has favored direct-response, lead-generation campaigns fueled by thought-leadership.

Seasonality

In the advertising industry, companies commonly experience seasonal fluctuations in revenue. For example, many advertisers allocate the largest portion of their budgets to the fourth quarter of the calendar year in order to coincide with holiday buying. Historically, the fourth quarter of the calendar year reflects RhythmOne’s highest level of advertising activity and the first quarter reflects the lowest level of such activity. RhythmOne expects its revenue to continue to fluctuate based on seasonal factors that affect the advertising industry as a whole, and significant events such as the U.S. election cycle and the Olympics.

RhythmOne’s Competition

RhythmOne’s industry is highly competitive and fragmented. RhythmOne competes with companies like AppNexus, Sovrn, and Pubmatic as well as large, established industry leaders such as Google and Facebook, as well as other demand- and supply-side platform providers. RhythmOne believes that it competes primarily based on the performance, capabilities and transparency of its platform. RhythmOne is differentiated from its competitors in the following areas:

•

Platform scale — RhythmOne’s platform functions across devices and formats globally in a manner that respects consumer choice, positively impacts advertisers and brands, and is sustainable for publishers

•

Brand safety — through RhythmOne’s proprietary filtering technology, RhythmGuard, RhythmOne filters suspicious and underperforming traffic before it reaches the marketplace — ranked #1 in the United States and internationally for all of 2017 on Pixalate’s Global Seller Trust Index as of January 2018

•	Data — proprietary analytics tools enable RhythmOne to gather first-party data from brand partners and model audiences based on this data for better performance and higher audience engagement

•	Creative Innovation — RhythmOne’s Advanced Creative Platform simplifies the ad creation and deployment process — making it easier for advertisers to get the most out of their campaign

•	End-to-end technology stack — RhythmOne’s platform enables efficient connections between advertisers and audiences, eliminating the need for intermediaries and point solutions

Intangible Properties

The protection of RhythmOne’s technology and intellectual property is an important component of RhythmOne’s success. RhythmOne relies on intellectual property laws, including trade secret, copyright, trademark and patent laws in the United States and abroad, and also use contracts, confidentiality procedures, non-disclosure agreements, employee disclosure and invention assignment agreements and other contractual rights to protect RhythmOne’s intellectual property.

As of March 31, 2018, RhythmOne held 57 issued patents and 33 pending patent applications globally. In addition, RhythmOne maintains a trademark portfolio including common law trademarks, trademark registrations in (and trademark applications pending in) the United States, Canada, Australia, the European Union, Mexico, India, Japan, Singapore, Israel, China, Chile, Hong Kong, Brazil, Russia, Puerto Rico, New Zealand, and trademark registrations with the World Intellectual Property Organization.

RhythmOne’s business model also includes directing appropriate resources to protecting and enhancing its goodwill and reputation in the marketplace.

Government Regulation; Industry Alliances

RhythmOne is subject to numerous U.S. and foreign laws and regulations that are applicable to companies engaged in the online advertising business, including advertising on mobile devices. In addition, many areas of law that apply to RhythmOne’s business are still evolving, and could potentially affect RhythmOne’s business to the extent they restrict RhythmOne’s business practices or impose a greater risk of liability. RhythmOne is aware of several ongoing lawsuits filed against companies in RhythmOne’s industry alleging various violations of privacy or data security related laws.

Privacy

Privacy and data protection laws and regulations play a significant role in RhythmOne’s business. In the United States, at both the state and federal level, there are laws that govern activities such as the collection, use and disclosure of data by companies like RhythmOne. Online advertising activities in the United States have primarily been subject to regulation by the Federal Trade Commission, or the FTC, which has regularly relied upon Section 5 of the Federal Trade Commission Act, or Section 5, to enforce against unfair and deceptive trade practices. Section 5 has been the primary regulatory tool used to enforce against alleged violations of consumer privacy interests. In addition, RhythmOne’s solutions reach devices and users throughout the world, including in Australia, North America, Europe and Asia. As a result, some of RhythmOne’s activities may also be subject to the laws of foreign jurisdictions. In particular, European data protection laws can be more restrictive regarding the collection, use, and disclosure of data than those in the United States. If RhythmOne expands into other foreign countries and jurisdictions, it may be subject to additional laws and regulations that may affect how it conducts business.

Additionally, U.S. and foreign governments and relevant self-regulatory bodies have enacted, considered or are considering legislation or regulations that could significantly restrict industry participants’ ability to collect, augment, analyze, use and share anonymous data, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tools to track people online or by redefining the types of information that constitute personal information and non-personal information. The European Union, or EU, and some EU member states have already implemented legislation and regulations requiring advertisers to obtain specific types of notice and consent from individuals before using cookies or other technologies to track individuals and their online behavior and deliver targeted advertisements. In particular, Europe’s new General Data Protection Regulation (“GDPR”) (which came into force in May 2018) extends the jurisdictional scope of European data protection law. As a result, RhythmOne is subject to the GDPR when it employs precise location information when providing its targeting services in Europe. RhythmOne sometimes uses precise location information for the purpose of better targeting online or mobile advertisements. The use of precise location information is of significant interest to regulators and legislators and new regulations or legislation may impose additional restrictions or costs upon RhythmOne in the future. The GDPR imposes stricter data protection requirements that may necessitate changes to RhythmOne’s services and business practices and it remains a possibility that additional legislation and regulations may be passed or otherwise issued other than in relation to precise location information in the future. RhythmOne also participates in industry self-regulatory programs under which, in addition to other compliance obligations, RhythmOne provides consumers with notice about its use of cookies and its collection and use of data in connection with the delivery of targeted advertising and allow them to opt-out from the use of data RhythmOne collects for the delivery of targeted advertising. The rules and policies of the self-regulatory programs that RhythmOne participates in are updated from time to time and may impose additional restrictions upon RhythmOne in the future.

Any failure, or perceived failure, by RhythmOne to comply with U.S. federal, state, or international laws or regulations pertaining to privacy or data protection, or other policies, self-regulatory requirements or legal obligations could result in proceedings or actions against RhythmOne by governmental entities or others.

Advertising

Even though RhythmOne generally receives certain contractual protections from its buyers with respect to their ads, RhythmOne may nevertheless be subject to regulations concerning the content of ads. Federal and state laws governing intellectual property or other third-party rights could apply to the content of ads RhythmOne places. Laws and regulations regarding unfair and deceptive advertising, sweepstakes, advertising to children, and other consumer protection regulations, may also apply to the ads RhythmOne places on behalf of clients.

Industry Alliances

Given the ongoing development of online advertising, industry practices are rapidly evolving. RhythmOne is a participating member of the Digital Advertising Alliance (“DAA”). RhythmOne also participates in a wide range of Interactive Advertising Bureau (“IAB”) committees, councils and working groups, as well as other industry groups that are focused on establishing best practices for the online video advertising industry.

Foreign Operations

Although RhythmOne has offices in non-U.S. locations including London, England; Bangalore and Chennai, India; Sydney, Australia and Waterloo, Ontario, it is headquartered in the United States and the majority of its customers (and revenue) are based in the United States, with a small proportion of RhythmOne’s revenues derived from outside of the United States.

Material Properties

RhythmOne leases office space in locations throughout the United States, Canada, the European Union, Australia and Asia, including offices in Austin, Bellevue, Chicago, New York, San Francisco Bay Area, Waterloo, Bangalore, London, Paris, Singapore and Sydney. None of RhythmOne’s financial lease obligations are individually considered to be material to the Company. As of March 31, 2018, RhythmOne had approximately $12.3 million of property and equipment, which primarily consists of its servers and networking equipment.

Legal Proceedings

RhythmOne is involved in legal proceedings in the ordinary course of its business. RhythmOne’s Board of Directors believes that RhythmOne makes appropriate provisions for legal claims and actions against RhythmOne on the basis of the likely outcome, but makes no provisions for those which are, in the view of RhythmOne’s Board of Directors, unlikely to succeed. Other than as described in “Recent Developments”, there are no legal or arbitration proceedings which are in progress, pending or threatened during the 12 months preceding the date of this annual report on Form 20-F which may have, or have had, a material effect on the financial position of RhythmOne.

4.C	Organizational Structure

RhythmOne’s organizational structure largely reflects the operating model, with supply and demand entities supported by centralized finance, operations, marketing, product and engineering, and legal functions. The sales function is consolidated to encourage cross-platform, integrated campaign selling.

The following table sets forth the significant subsidiaries owned, directly or indirectly, by RhythmOne plc.

Name of company	Nature of business	Proportion of allotted share capital held (directly or indirectly)	Principal Place of Business	Country of registration
RhythmOne (US) Holdings, Inc.	Holding company	100% – Directly held	108 West 13th Street, Wilmington DE 19801	United States

RhythmOne, LLC	Trading company	100% – Indirectly held	601 Montgomery St, Suite 1600, San Francisco, CA 94111	United States

Blinkx(Canada), Inc.	Trading company	100% – Directly held	3500 Maisonneuve West, Westmount, QC H3Z 3C1	Canada

Perk, Inc.	Holding company	100% – Indirectly held	150 Caroline Street Waterloo, ON H3Z 0A5	Canada

Perk.com U.S. Inc.	Trading company	100% – Indirectly held	720 Brazos Street Austin, TX 78701	United States

Perk.com Canada Inc.	Trading company	100% – Indirectly held	150 Caroline Street Waterloo, ON H3Z 0A5	Canada

Perk.com Software Private Limited	Trading company	100% – Indirectly held	No. 95 Koramangala, 4th Block, S.T. Bed, Bangalore 560034	India

YuMe, Inc. (US)	Holding company	100% – Directly held	1204 Middlefield Road, Redwood City, CA 94063	United States

YuMe Holdings	Trading company	100% – Indirectly held	1204 Middlefield Road, Redwood City, CA 94063	United States

YuMe Germany GmBH	Trading company	100% – Indirectly held	Osborne Clarke, Reeperbahn 1, Tanzende, Turme 20 Stock, 20359 Hamburg	Germany

YuMe Digital Advertising HK	Trading company	100% – Indirectly held	11H, Block 1, Queen’s Terrace, 1 Queen’s Street, Sheung Wan	Hong Kong

YuMe Spain SL	Trading company	100% – Indirectly held	Torre Europa Paseo de la Castallana, 95-15 Madrid, 28046	Spain

YuMe Europe Ltd	Trading company	100% – Indirectly held	20 Garrick Street, Covent Garden London WC2E 9BT	United Kingdom

YuMe Advertising Private LTD	Trading company	100% – Indirectly held	11H, Block 1, Queen’s Terrace, 1 Queen’s Street, Sheung Wan	Hong Kong

YuMe Advertising (China) Co Ltd.	Trading company	100% – Indirectly held	9F, Tower 12, KIC III, No. 333, Songhu Road, Yangpu District, Shanghai 00433	China

YuMe Digital Advertising Mexico S De RL De Cv	Trading company	100% – Indirectly held	Avenida Patriotismo 229 pisos 7 y 8 oficina 221, San Pedro de los Pinos, Benito Juanez, 03800 Mexico City	Mexico

Name of company	Nature of business	Proportion of allotted share capital held (directly or indirectly)	Principal Place of Business	Country of registration
YuMe Chile SpA	Trading company	100% – Indirectly held	El Bosque Norte 0134, 7th Floor, Las Condes	Chile

YuMe Advertising Private LTD	Trading company	100% – Indirectly held	Ascendes International Tech Park, Unit 8, 4th Floor Pinnacle block, Taramani, Chennai	India

R1Demand, LLC (US)	Trading company	100% – Directly held	601 Montgomery St, Suite 1600, San Francisco, CA 94111	United States

RadiumOne UK Ltd (UK)	Trading company	100% – Indirectly held	20 Garrick Street, Covent Garden London WC2E 9BT	United Kingdom

RadiumOne SARL (France)	Trading company	100% – Indirectly held	112 ter Rue Cardinet Paris 75017	France

RadiumOne S.R.L. (Italy)	Trading company	100% – Indirectly held	Via Copernico, 38 20124 Milano	Italy

RadiumOne Netherlands	Trading company	100% – Indirectly held	Kapelplien 8 2587BE’s s Gravenhage	Netherlands

RadiumOne Singapore Pte. Ltd.	Trading company	100% – Indirectly held	1 Keog Saik Road Singapore 089109	Singapore

RadiumOne Pty Ltd. (Aus)	Trading company	100% – Indirectly held	403/83 Kippax Street, Surry Hills Sydney, NSW 2010	Australia

4.D	Plant, Property and Equipment

RhythmOne does not own any office buildings and leases its office space. RhythmOne typically leases office space under non-cancellable operating leases that expire in one to ten years. RhythmOne’s principal executive offices are located in San Francisco, California and also leases office space elsewhere in the United States and in Canada, Europe, Asia and Latin America. Individually leased office spaces range in size from approximately 500 square feet to 16,000 square feet.

RhythmOne’s significant leased office space is set forth in the table below.

Location of leased office space	primary use	Expiration date of lease
San Francisco, CA	Headquarters, General & Administration	October 2018
New York, NY	Sales & Marketing	September 2027
Redwood City, CA	General & Administration, Research & Development	September 2022
Bellevue, WA	General & Administration	December 2023
Paris, France	Sales & Marketing	June 2024
London, United Kingdom	Sales & Marketing	September 2019
Chennai, India	Research & Development, General & Administration	July 2019

The vast majority of RhythmOne’s tangible assets comprise computer equipment located in data centers in several geographic locations, each with their own providers.

ITEM 4A.	Unresolved Staff Comments

Not applicable.

ITEM 5.	Operating and Financial Review and Prospects

5.A	Operating Results

The following discussion of our results of operations should be read together with our consolidated financial statements and the related notes, which appear elsewhere in this annual report on Form 20-F. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this Annual Report.

Overview

RhythmOne plc is a public limited company incorporated and domiciled in England and Wales under the UK Companies Act 2006. The Company’s ordinary shares are traded on AIM in the UK.

The Group is defined as RhythmOne plc and its subsidiaries. The parent company is RhythmOne plc. The parent company’s functional currency is Sterling, being the currency of the primary economic environment in which the Company operates. Other significant subsidiaries within the Group have the USD as their functional currency. The presentational currency of the Group is U.S. Dollars.

Critical Accounting Policies and Estimates

Business Combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration for each acquisition is measured at the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognized in profit or loss as incurred.

Where applicable, the consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value. Subsequent changes in such fair values are adjusted against the cost of acquisition where they qualify as measurement period adjustments. All other subsequent changes in the fair value of contingent consideration classified as an asset or liability are accounted for in accordance with relevant IFRSs. Changes in the fair value of contingent consideration classified as equity are not recognized.

Where a business combination is achieved in stages, the Group’s previously-held interests in the acquired entity are re-measured to fair value at the acquisition date (i.e., the date the Group attains control) and the resulting gain or loss, if any, is recognized in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to profit or loss, where such treatment would be appropriate if that interest were disposed of.

The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 (Revised 2008) are recognized at their fair value at the acquisition date, except that:

•

deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with International Accounting Standard (“IAS”) 12 Income Taxes and IAS 19 Employee Benefits respectively;

•	liabilities or equity instruments related to the replacement by the Group of an acquiree’s share-based payment awards are measured in accordance with IFRS 2 Share-based Payment; and

•	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that Standard.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

The measurement period is the period from the date of acquisition to the date the Group obtains complete information about facts and circumstances that existed as of the acquisition date, and is subject to a maximum of one year.

Identification and Valuation of Acquired Intangibles

In making judgments in relation to the identification, valuation and useful economic life of acquired intangibles, the Company’s Board of Directors base their assessment on valuation reports prepared by an expert third party at the time of an acquisition.

Discontinued Operations

A discontinued operation is a component of the Company’s business; the operations and cash flows of which can be clearly distinguished from the rest of the Company and which:

•	Represents a separate major line of business or geographic area;

•	Is part of a single coordinated plan to dispose of a separate major line of business or geographic area of operations; or

•	Is a subsidiary acquired exclusively with a view to re-sale.

Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held-for-sale. When an operation is classified as a discontinued operation, the income statement and comprehensive loss is represented as if the operation has been discontinued from the start of the comparative year. During the year ended March 31, 2017, the Company has classified its non-core operations as discontinued operations. There are no discontinued operations for the year ended March 31, 2018.

Revenue Recognition

The Company’s revenue is principally derived from advertising services measured by the number of advertising impressions displayed on digital media properties owned and controlled by third-party digital media property owners and its owned and operated digital media properties and mobile apps. The Company’s revenue is priced either on a cost per thousand impressions (“CPM”) basis or on a Pay per Click (“PPC”) basis. The Company recognizes revenue when it has persuasive evidence that there is an arrangement with a customer, that delivery of the advertising impressions has occurred, there is a fixed price which is determined for each transaction and that collection of the revenue is reasonably assured. For all revenue transactions, the Company considers a signed agreement, a binding insertion order or other similar documentation to be persuasive evidence of an arrangement.

In the normal course of business, the Company acts as a facilitator in executing transactions with third parties. The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether the Company is acting as the principal or an agent in the transaction. In determining whether the Company acts as the principal or an agent, the Company follows the accounting guidance for principal-agent considerations. While none of the factors identified in this guidance is individually considered presumptive or determinative, because the Company is the primary obligor and is responsible for (i) having the general inventory risk, (ii) establishing the selling prices of the advertisements sold and (iii) performing all billing and collection activities including retaining credit risk. The Company acts as the principal in these arrangements and therefore reports revenue earned and costs incurred on a gross basis.

Contracts containing multiple deliverables are split into their constituent parts and each deliverable’s fair value is separately determined and recognized accordingly.

The policies for each of the Group’s key revenue streams in relation to services are set out below:

Advertising Revenue

When sales values are based on the volume of impressions (CPM), revenue is based on an agreed amount per impression and the number of impressions displayed. This revenue is recognized as the volumes are reported either by the Group’s internal reporting system or an authoritative third party, based on the contractual terms.

When sales values are based on volume of clicks (pay per click), revenue is based upon an agreed amount per click that the end user makes after viewing the advertisement and the number of clicks made by the users, in the period in which the clicks occur.

Share of Advertising Revenues

Where customers use the RhythmOne technology to retrieve their own content, contractual arrangements may provide for the Group to receive a share of the customer’s advertising revenues. The amount of revenue is dependent upon the amount paid per click or per advertisement shown. This revenue is recognized as reported by the Group’s customers, in the period to which it relates.

Taxation

The tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable or receivable is based on taxable loss/profit for the year. Taxable loss/profit differs from net loss/profit as reported in the income statement because it will exclude items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method.

Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits are available against which deductible temporary differences can be utilized. Such assets and liabilities will not be recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits are available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax will also be dealt with in equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same tax authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Internally-Generated Intangible Assets—Research and Development Expenditure

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from the Group’s product development is recognized only if all of the following conditions are met:

•	the product from which the asset arises meets the Group’s criteria for technical feasibility, so it will be available for use;

•	the asset is intended to be completed, and will be used or sold;

•	the asset created is expected to generate demonstrable future economic benefits;

•	the development cost of the asset can be measured reliably; and

•	adequate technical, financial and other resources are available to complete development of the asset.

Internally-generated intangible assets are amortized on a straight-line basis over their useful life, which is considered to be three years starting when the associated technology is available for use. Where no internally-generated intangible asset can be recognized, development expenditure is recognized as an expense in the period in which it is incurred.

Share-Based Payments

The Group applies IFRS 2 Share-based Payments in accounting for its Share-based Compensation plans.

The Group issues equity-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value at the date of grant by use of an appropriate valuation model. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of shares that will eventually vest.

Fair value is measured by use of the Black-Scholes and Monte Carlo models. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

At each balance sheet date, the Group revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market-based vesting conditions. The impact of the revision of the original estimates, if any, is recognized in profit and loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity reserves.

When the options are exercised, the Company issues new shares. The proceeds received, net of any directly attributable costs are credited to share capital (nominal value) and share premium.

Borrowings

Borrowings consist of overdrafts and other short term facilities, and are initially recognized at fair value less directly attributable transaction costs, and are subsequently measured at amortized cost using the effective interest rate method. The difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated income statement, within finance costs, over the period of the borrowings. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

Operating Results

The table below presents RhythmOne’s audited consolidated income statements for fiscal years ended March 31, 2018 and 2017, and the change in U.S. dollars and percent.

(U.S. dollars in thousands, except percentages)	Year Ended	Year Ended	Change
	March 31, 2018	March 31, 2017	$	Percentage
Revenue	$255,073	$149,025	$106,048	71.2%
Cost of revenue	(151,271)	(98,478)	(52,793)	53.6
Operating expenses	(129,619)	(65,802)	(63,817)	97.0
Loss before tax and finance income / expense	(25,817)	(15,255)	(10,562)	69.2
Finance income	375	631	(256)	(40.6)
Finance expense	(567)	(266)	(301)	113.2
Other income	3,119	-	3,119	-
Loss before income tax	(22,890)	(14,890)	(8,000)	53.7
Income tax credit	9,015	861	8,154	947.0
Loss from continuing operations	(13,875)	(14,029)	(154)	(1.1)
Discontinued operations
Loss from discontinued operations, net of tax	-	(4,761)	4,761	100.0
Loss for the year	$(13,875)	$(18,790)	$4,915	26.2%

Comparison of year ended March 31, 2018 and year ended March 31, 2017

Revenue

Total revenue in fiscal year ended March 31, 2018 was $255.1 million, as compared with $149.0 million in fiscal year ended March 31, 2017, an increase of $106.1 million, or 71.2%. The change in revenue was principally driven by growth in advertising revenue derived from programmatic trading products. The acquisition of Perk in January 2017 added $59.0 million of revenue in the fiscal year ended March 31, 2018 as compared to $13.1 million in the fiscal year ended March 31, 2017. Programmatic revenues benefited from both organic growth and from the acquisitions of Perk and RadiumOne. Overall programmatic revenues accounted for 35.2% of total revenue, or $89.7 million, for the fiscal year ended March 31, 2018, an increase of $11.0 million, or 14%, from fiscal year ended March 31, 2017. The acquisitions of RadiumOne in June 2017 and YuMe in February 2018 added $53.9 million and $16.9 million of incremental revenue in fiscal year ended March 31, 2018, respectively. Year-on-year, average prices increased by 61% and volume (total number of opportunities within the platform) increased by 59%, both partially offset by a decrease in fill rate (percent of opportunities monetized) of 32%.

Cost of Revenue

Cost of revenue increased to $151.3 million in fiscal year ended March 31, 2018 as compared to $98.5 million in fiscal year ended March 31, 2017, an increase of $52.8 million or 53.6%. During the year, cost of revenue as a percentage of revenue, decreased to 59.3% from 66.1% due to a shift in product mix towards higher margin inventory including premium video and connected TV inventory.

Operating Expenses

Operating expenses increased by $63.8 million, or 97.0%, to $129.6 million in fiscal year ended March 31, 2018 from $65.8 million in fiscal year ended March 31, 2017. The majority of the increase was driven by the additional operating expenses from the acquisitions of Perk, RadiumOne and YuMe, and an increase in exceptional items driven by restructuring and acquisition related charges.

Finance Income

Finance income decreased to $0.4 million for the fiscal year ended March 31, 2018 from $0.6 million for the fiscal year ended March 31, 2017 driven by the sale of marketable securities to fund acquisition consideration and investments.

Finance Expense

Finance expense increased to $0.6 million for the fiscal year ended March 31, 2018 from $0.3 million for the fiscal year ended March 31, 2017 driven by an increase in finance lease interest charge.

Other Income

Other income consists of $3.1 million related to deferred consideration relating to the RadiumOne acquisition. This item meets the definition of a financial liability and was consequently re-measured during the fiscal year ended March 31, 2018. The resulting gain of $3.1 million has been recognized as an exceptional item within other income in the consolidated income statement. The liability was reclassified as shares to be issued during the fiscal year ended March 31, 2018.

Income Tax Credit

Income tax credit consists of federal income tax credits in the United States, state income taxes and income taxes in certain foreign jurisdictions, deferred income taxes reflecting the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and the realization of net operating loss carryforwards.

RhythmOne recorded an income tax credit of $9.0 million in the fiscal year ended March 31, 2018 compared to $0.9 million in the fiscal year ended March 31, 2017. The income tax credit for the year ended March 31, 2018 was driven by recent tax law changes in the United States which reduced the corporate income tax rate from 35% to 21% effective for tax years beginning after December 31, 2017. As a result, RhythmOne recognized previously unrecognized deferred tax assets increasing RhythmOne’s net deferred tax asset balance by $9.5 million to $24.9 million at March 31, 2018 from $15.4 million at March 31, 2017. For fiscal year ended March 31, 2017, the income tax credit was primarily related to acquired goodwill partially offset by state taxes.

Deferred tax assets have been recognized in respect of tax losses and other deductible temporary differences where it is probable that these assets will be recovered. There is an unrecognized deferred tax asset arising from unrecognized temporary differences of $1.1 million as of March 31, 2018 ($25.6 million as of March 31, 2017) which has not been recognized due to insufficient certainty that taxable profits will be available against which this asset could be used.

Loss for the Year

RhythmOne generated a net loss of $13.9 million in fiscal year ended March 31, 2018 compared to $18.8 million in fiscal year ended March 31, 2017, a decrease of $4.9 million or 26.2%. The gain on remeasurement of deferred consideration of $3.1 million in fiscal year ended March 31, 2018 contributed to the decrease in net loss.

The table below presents the Group’s audited consolidated income statements for fiscal years ended March 31, 2017 and 2016, and the change in U.S. dollars and percent.

(U.S. dollars in thousands, except percentages)	Year Ended	Year Ended	Change
	March 31, 2017	March 31, 2016	$	%
Revenue	$149,025	$116,058	$32,967	28.4%
Cost of revenue	(98,478)	(72,690)	(25,788)	35.5
Operating expenses	(65,802)	(120,607)	54,805	45.4
Loss before tax and finance income / expense	(15,255)	(77,239)	61,984	(80.3)
Finance income	631	256	375	146.5
Finance expense	(266)	(198)	(68)	34.3
Loss before income tax	(14,890)	(77,181)	62,291	(80.7)
Income tax credit	861	1,654	(793)	(47.9)
Loss from continuing operations	(14,029)	(75,527)	61,498	(81.4)
Discontinued operations
Loss from discontinued operations, net of tax	(4,761)	(16,726)	11,965	(71.5)
Loss for the year	$(18,790)	$(92,253)	$(73,463)	(79.6)%

Comparison of year ended March 31, 2017 and year ended March 31, 2016

Revenue

Total revenue in fiscal year ended March 31, 2017 was $149.0 million, as compared with $116.1 million in fiscal year ended March 31, 2016, an increase of $32.9 million, or 28.4%. The change in revenue was principally driven by growth in advertising revenue derived from programmatic trading products. The acquisition of Perk in January 2017 added $13.1 million of incremental revenue in fiscal year ended March 31, 2017. Year-on-year, average prices increased by 69% and volume (total number of opportunities within the platform) increased by 87%, both partially offset by a decrease in fill rate (percent of opportunities monetized) of 59%.

Cost of Revenue

Cost of revenue increased to $98.5 million in fiscal year ended March 31, 2017 as compared to $72.7 million in fiscal year ended March 31, 2016, an increase of $25.8 million or 35.5%. During the year, the cost of revenue as a percentage of revenue increased to 66.1% from 62.6% due to RhythmOne’s continued shift in product mix toward programmatic, mobile and video solutions, which are lower margin products.

Operating Expenses

Operating expenses decreased by $54.8 million, or 45.4%, to $65.8 million in fiscal year ended March 31, 2017 from $120.6 million in fiscal year ended March 31, 2016. The majority of the decrease was driven by weaker than expected performance of legacy platforms and non-core products in fiscal year ended March 31, 2016 which led to a $32.4 million goodwill impairment charge and a $12.0 million expense from change in intangible assets’ lives. In addition, compared to fiscal year ended March 31, 2016, RhythmOne reduced $12.9 million of operating expense through an extensive cost reduction initiative offset by $2.4 million increase in acquisition-related charges, restructuring and severance costs.

Finance Income

Finance income increased to $0.6 million for the fiscal year ended March 31, 2017 from $0.3 million for the fiscal year ended March 31, 2016 driven by the marketable securities investment results.

Finance Expense

Finance expense increased to $0.3 million for the fiscal year ended March 31, 2017 from $0.2 million for the fiscal year ended March 31, 2016 driven by an increase in finance lease interest charge.

Income Tax Credit

Income tax credit consists of federal income tax credits in the United States, state income taxes and income taxes in certain foreign jurisdictions, deferred income taxes reflecting the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and the realization of net operating loss carryforwards.

RhythmOne recorded a tax credit of $0.9 million in fiscal year ended March 31, 2017 as compared to $1.7 million in fiscal year ended March 31, 2016, a decrease of $0.8 million or 47.1%. For fiscal year ended March 31, 2017, income tax recovery was primarily related to acquired goodwill offset by state taxes. For fiscal year ended March 31, 2016, income tax recovery was primarily related to a net operating loss carryback offset by state taxes.

Deferred tax assets have been recognized in respect of tax losses and other deductible temporary differences where it is probable that these assets will be recovered. There is an unrecognized deferred tax asset arising from unrecognized temporary differences of $25.6 million as of March 31, 2017 ($18.2 million as of March 31, 2016) which has not been recognized due to insufficient certainty that taxable profits will be available against which this asset could be used.

Loss for the Year

RhythmOne generated a net loss of $18.8 million in fiscal year ended March 31, 2017 compared with $92.3 million in fiscal year ended March 31, 2016, a decrease in net loss of $73.5 million or 79.6%. The loss in the year ended March 31, 2016 was largely driven by the non-cash impairment of $50.3 million of carrying values of goodwill related to historical acquisitions, including $15.5 million related to PVMG which was subsequently classified as discontinued operations in fiscal year ended March 31, 2017. The remaining decrease is the result of the changes in the line items described above, which are largely the result of transition in RhythmOne’s industry as a whole toward mobile and programmatic trading.

5.B	Liquidity and Capital Resources

RhythmOne believes that its existing cash, cash equivalents, cash generated  from  operations and access to its revolving credit facility  will  be  sufficient  to  fund  its  operations  for  at  least  the  next  12 months. RhythmOne’s known material liquidity needs for periods beyond the next twelve months are described below in Item 5.F, “Tabular Disclosure of Contractual Obligations” on page 37 of this report.

At March 31, 2018, RhythmOne had cash and cash equivalents totaling $37.3 million and net trade receivables of $84.8 million. All material cash and cash equivalents are immediately available for use without ramification. In addition, RhythmOne had $10.0 million of borrowings under its existing $25.0 million revolving credit facility with Silicon Valley Bank.

On November 8, 2017, RhythmOne and certain of its subsidiaries entered into a senior secured revolving credit facility with Silicon Valley Bank and certain other lenders party thereto pursuant to which certain subsidiaries of RhythmOne may borrow up to $25.0 million of revolving loans. The funds are designed to provide cash resources to support potential strategic initiatives and general corporate purposes. Subject to satisfaction of certain conditions, the total revolving commitments under the revolving credit facility may be increased by an amount not to exceed $75.0 million. This facility bears interest at either Libor plus an applicable margin or the United States Federal Funds effective rate plus 0.5% in addition to an applicable margin. For the period the effective interest rate for this facility was 4.67%. This revolving credit facility matures on November 8, 2020. Debt issuance costs of $0.6 million related to the revolving credit facility were capitalized and will be amortized over the life of the facility.

Under terms of the credit facility, RhythmOne is required to maintain a minimum adjusted quick ratio metric on a monthly basis and a consolidated adjusted EBITDA measured on a quarterly basis. As of March 31, 2018 RhythmOne was compliant with these covenants.

In addition to RhythmOne’s revolving credit facility, RhythmOne entered into a Subordinated Loan and Security Agreement with Silicon Valley Bank that made available to certain of RhythmOne’s subsidiaries a subordinated loan not to exceed $35.0 million. The obligations of each borrower under this facility was guaranteed on a full and unconditional basis by certain of RhythmOne’s subsidiaries. The subordinated loan matured on June 2, 2018 and RhythmOne used its available cash and cash equivalents balance to extinguish the $35.0 million outstanding balance. RhythmOne no longer has the ability to borrow against this facility. The loan bore interest at the greater of the Prime Rate less 1.50% and 2.75%, and interest was payable monthly. For the period the effective interest rate for this loan was 3.04%.

RhythmOne’s principal capital expenditures for fiscal years ended March 31, 2018, 2017 and 2016 consisted primarily of computer equipment and was driven by investments in co-location infrastructure. RhythmOne expects its expenditures for computer equipment to remain at or slightly above current levels in the near term as we continue to grow our operations.

At March 31, 2018, RhythmOne had current liabilities totaling $120.2 million which included $43.3 million of trade payables, $41.4 million of other accrued liabilities, including customer deposits and the amount of finance leases due within 12 months, $35.0 million of borrowings under its Subordinated Loan and Security Agreement and $0.6 million of onerous lease obligations which comprise obligations for future rents payable on properties that are vacant or only partially utilized. RhythmOne expects these provisions to be utilized by September 30, 2021.

Cash Flows

The following table summarizes RhythmOne’s operating, investing and financing activities for the fiscal years ended March 31, 2018, 2017 and 2016:

(U.S. dollar in thousands)	Year Ended March 31, 2018	Year Ended March 31, 2017	Year Ended March 31, 2016
Net cash generated from / (used in):
Operating activities	$(736)	$(6,382)	$(6,212)
Investing activities	25,067	10,136	(70,079)
Financing activities	(6,729)	(2,585)	(1,214)
Net increase / (decrease) in cash and cash equivalents	$17,602	$1,169	$(77,505)

RhythmOne recorded net cash inflows of $17.6 million, $1.2 million for fiscal years ended March 31, 2018 and 2017, respectively, and recorded net cash outflows of $(77.5) million for the fiscal year ended March 31, 2016.

Net cash used in operating activities was a result of RhythmOne’s net loss of $(13.9) million, $(18.8) million and $(92.3) million for fiscal years ended March 31, 2018, 2017 and 2016, respectively. RhythmOne’s net loss in fiscal year ended March 31, 2016 included a non-cash goodwill impairment loss of $50.3 million related to several acquisitions. Movements in working capital favorably impacted net cash used in operating activities by $0.3 million in fiscal year ended March 31, 2018 and unfavorably impacted net cash used in operating activities by $(6.6) million and $(10.4) million in fiscal years ended March 31, 2017 and 2016, respectively.

Net cash generated by investing activities of $25.1 million in fiscal year ended March 31, 2018 was primarily the result of $55.9 million of cash received from the sale of marketable securities, partially offset by $(19.1) million for the acquisition of YuMe, net of cash acquired. Net cash generated by investing activities of $10.1 million in fiscal year ended March 31, 2017 was primarily the result of $10.2 million for the acquisition of Perk, net of cash acquired. Net cash used in investing activities of $(70.1) million in fiscal year ended March 31, 2016 was primarily the result of $(60.2) million used for the purchase of marketable securities.

Net cash used in financing activities of $(6.7) million in fiscal year ended March 31, 2018 was primarily the result of $(14.4) million of cash used in repayments of RhythmOne’s credit facility, partially offset by $10.0 million of proceeds from the credit facility. Net cash used in financing activities of $(2.6) million in fiscal year ended March 31, 2017 was primarily the result of $(1.5) million of cash used in repayments of the credit facility. Net cash used in financing activities of $(1.2) million in fiscal year ended March 31, 2016 was primarily the result of $(1.1) million used for net payments on finance leases.

5.C	Research and Development, Patents and Licenses, etc.

Research and Development Expenses

Research and development expenses consist primarily of compensation and related costs for personnel responsible for the research and development of new and existing products and services, in addition to co-locations and facilities charges. Research and development costs totaled $134,000, $88,000 and $85,000 for the fiscal years ended March 31, 2018, 2017 and 2016, respectively.

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

Development expenditures are capitalized in accordance with the Group’s standard internal capitalization policy. Determining the point of capitalization of costs related to developing internally generated technology requires judgement. RhythmOne’s Board of Directors have considered the detailed criteria per IAS 38, ‘Intangible Assets’ and have ensured that costs are appropriately capitalized only when the technical and commercial feasibility of technology is met. There is judgement in assessing the probability of future economic benefits and the estimated useful life.

An internally-generated intangible asset arising from the Group’s product development is recognized only if all of the following conditions are met:

•	the product from which the asset arises meets the Group’s criteria for technical feasibility, so it will be available for use;

•	the asset is intended to be completed, and will be used or sold;

•	the asset created is expected to generate demonstrable future economic benefits;

•	the development cost of the asset can be measured reliably; and

•	adequate technical, financial and other resources are available to complete development of the asset.

Internally-generated intangible assets are amortized on a straight-line basis over their useful life, which is considered to be three years starting when the associated technology is available for use. Where no internally-generated intangible asset can be recognized, development expenditure is recognized as an expense in the period in which it is incurred.

Other Intangible Assets Excluding Goodwill

Other intangible assets excluding goodwill are measured initially at purchase cost or at fair value if acquired as part of a business combination, and are amortized on a straight-line basis over their estimated useful lives, on the following bases:

Tradenames, patents and trademarks	3–10 years

Software licenses	3 years

Purchased technology	3–5 years

Relationships with publishers and customers	3–12 years

Favorable leases	1–9 years

The following table sets forth information regarding RhythmOne’s intangible assets as of March 31, 2016, 2017 and 2018 and the year-to-year changes:

(U.S. dollars in thousands)	RELATIONSHIPS WITH CUSTOMERS & PUBLISHERS	PURCHASED TECHNOLOGY	CAPITALIZED DEVELOPMENT COSTS	TRADENAMES, TRADEMARKS & PATENTS	SOFTWARE LICENSES	Other	TOTAL
COST
At March 31, 2016	39,180	17,814	17,820	10,211	6,848	—	91,873
Additions	—	—	3,266	—	—	—	3,266
Acquired on acquisition of subsidiary	9,700	4,700	—	5,400	99	—	19,899
Disposed through disposition of subsidiary	(1,100)	—	—	(2,150)	(1,088)	—	(4,338)
At March 31, 2017	47,780	22,514	21,086	13,461	5,859	—	110,700
Additions	—	—	6,520	—	72	—	6,592
Disposals	(7,571)	(4,074)	(203)	(104)	(30)	—	(11,982)
Acquired on acquisition of subsidiary	30,800	22,000	—	2,100	—	1,518	56,418
At March 31, 2018	71,009	40,440	27,403	15,457	5,901	1,518	161,728

ACCUMULATED AMORTIZATION
At March 31, 2016	(24,078)	(16,707)	(14,105)	(7,095)	(5,688)	—	(67,673)
Amortization	(3,882)	(932)	(2,089)	(896)	(673)	—	(8,472)
Disposed through disposition of subsidiary	1,100	—	—	1,228	1,088	—	3,416
At March 31, 2017	(26,860)	(17,639)	(16,194)	(6,763)	(5,273)	—	(72,729)
Amortization	(6,872)	(3,852)	(2,077)	(1,140)	(619)	(61)	(14,621)
Disposal	7,571	4,074	203	104	30	—	11,982
At March 31, 2018	(26,161)	(17,417)	(18,068)	(7,799)	(5,862)	(61)	(75,368)

NET BOOK VALUE
At March 31, 2017	20,920	4,875	4,892	6,698	586	—	37,971
At March 31, 2018	44,848	23,023	9,335	7,658	39	1,457	86,360

The protection of RhythmOne’s technology and intellectual property is an important component of RhythmOne’s success. RhythmOne relies on intellectual property laws, including trade secret, copyright, trademark and patent laws in the United States and abroad, and also use contracts, confidentiality procedures, non-disclosure agreements, employee disclosure and invention assignment agreements and other contractual rights to protect RhythmOne’s intellectual property.

As of March 31, 2018, RhythmOne held 57 issued patents and 33 pending patent applications globally. In addition, RhythmOne maintains a trademark portfolio including common law trademarks, trademark registrations in (and trademark applications pending in) the United States, Canada, Australia, the European Union, Mexico, India, Japan, Singapore, Israel, China, Chile, Hong Kong, Brazil, Russia, Puerto Rico, New Zealand, and trademark registrations with the World Intellectual Property Organization.

5.D	Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, RhythmOne is not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on the Group’s net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. For more information, see Item 4.B, “Business Overview,” on page 19 of this report.

5.E	Off-Balance Sheet Arrangements

RhythmOne has multiple non-cancellable operating leases for its corporate offices, other corporate locations and equipment finance leases. RhythmOne does not have any other off-balance sheet arrangements.

5.F	Tabular Disclosure of Contractual Obligations

At the balance sheet date, RhythmOne had outstanding commitments for future minimum lease payments under non-cancelable operating leases, of which it is recovering a portion of the lease payments under non-cancelable sub-lease agreements. The following table set out RhythmOne’s contractual obligations and commitments as of March 31, 2018 as they fall due for payment:

(U.S. dollars in thousands)	Total	Less than 1 year	1 – 3 years	3 - 5 years	More than 5 years
Finance Lease Obligations	$5,912	$2,496	$2,870	$546	$-
Operating Lease Obligations	27,814	7,255	9,983	6,341	4,235
Total	$33,726	$9,751	$12,853	$6,887	$4,235

Non-cancelable operating lease payments represent rentals payable by RhythmOne for certain of its office properties, computer equipment and software. Lease terms range from two to ten years.

RhythmOne sub-leases several of its vacated properties under non-cancellable sub-lease agreements. The following table sets out amounts to be received from RhythmOne’s non-cancellable sub-lease agreements as of March 31, 2018 as they fall due for receipt:

(U.S. dollars in thousands)	Total	Less than 1 year	1 – 3 years	3 - 5 years	More than 5 years
Amounts to be received under non-cancellable sub-lease agreements	$6,654	$2,452	$3,536	$666	$-

ITEM 6.	Directors, Senior Management and Employees

6.A	Directors and Senior Management

The following table sets forth the current members of RhythmOne’s Board of Directors:

Name	Age	Position
Eric Singer	44	Non-Executive Chairman
Mark Bonney	64	Executive Director
John Mutch	62	Non-Executive Director
Edward Reginelli	47	Executive Director

Eric Singer

Mr. Singer currently serves as the Non-Executive Chairman of RhythmOne plc. Prior to joining RhythmOne’s Board of Directors in February 2018, Mr. Singer was a member of the board of directors of YuMe since May 2016. Mr. Singer also serves on the boards of Quantum Corporation, a data storage company, and Support.com, Inc., a provider of cloud-based software for IT services. Mr. Singer has extensive business and financial experience across various industries, including several years of experience serving as a director on multiple boards. Since May 2014, Mr. Singer has served as the managing member of each of VIEX GP, VSO GP II, and VIEX Capital. From 2009 to 2014, Mr. Singer held various positions at Potomac Capital Management II and Potomac Capital Management III, and its related entities, an investment partnership. From 2007 to 2009, Mr. Singer was a senior investment analyst at Riley Investment Management. From 2003 to 2007, Mr. Singer managed private portfolios for Alpine Resources, LLC. Mr. Singer holds a B.A. in American Studies from Brandeis University.

Mark Bonney

Mr. Bonney has served as RhythmOne’s President and Executive Officer and Executive Director since May 2018. Mr. Bonney also serves on the boards of Zix Corp, a software security technology company, and SeaChange International, Inc., a Telecommunications company. Mr. Bonney has over 35 years of experience as a senior executive officer and has held a variety of roles – in both the United States and internationally, as well as several directorships of public and private businesses. From December 2014 until its sale in August 2017, Mr. Bonney served as President, Chief Executive Officer and an executive director of MRV Communications, Inc. (“MRV”), a communications equipment and services provider. Mr. Bonney was an Independent Director of MRV from April 2013 until his appointment as Executive Vice President and Chief Financial Officer in August 2014. From January 2013 through August 2014, Mr. Bonney served as President and Chief Executive Officer of On Board Advisors LLC. Mr. Bonney holds a BS in Business Administration and Economics from Central Connecticut State University and an MBA in Finance from the University of Hartford.

John Mutch

Mr. Mutch joined the Board of Directors in February 2018 and served on the YuMe board of directors since July 2017. Mr. Mutch is a member of the board of directors of Maxell Technologies, an energy storage and power delivery solutions company since 2017, the chairman of the board of Aviat Networks, a global supplier of microwave networking solutions since 2015 and a member of the board of directors of Agilysys Networks, a provider of hospitality software and solutions since 2009. From 2008 to 2016, Mr. Mutch also served as a member of the board of directors of Steel Excel, an oilfield service company. Since 2006, Mr. Mutch has been managing partner and founder of MV Advisors LLC, a strategic advisory services firm. Mr. Mutch has extensive business and financial experience across various industries. From 2008 to 2014, Mr. Mutch served as the president, chief executive officer and chairman of the board of BeyondTrust Software, a privately held security software company focused on privilege identity management solutions sold into the Global 2000 IT infrastructure market. From July 2003 to December 2005 Mr. Mutch served as the president and chief executive officer of Peregrine Systems and from July 1997 to August 2002 Mr. Mutch served as the president and chief executive officer of HNC Software. Mr. Mutch holds a B.S. in Applied Economics from Cornell University and an M.B.A. from the University of Chicago.

Edward Reginelli

Mr. Reginelli has been a member of RhythmOne’s Board of Directors and Chief Financial Officer since September 2017 and brings over 20 years of managing all aspects of financial accounting, controls, analysis, operations and reporting in complex corporate environments. Before rejoining RhythmOne, Mr. Reginelli was chief financial officer at Milestone Technologies Inc., an IT managed services provider, from January 2017 to September 2017. Mr. Reginelli was Chief Financial Officer of RhythmOne from December 2012 to January 2017. Prior to joining RhythmOne in 2012, Mr. Reginelli held other senior financial roles at Purple Communications, Inc., Burke Industries, Inc., Compass Aerospace, PPG Industries and Nestle USA. Mr. Reginelli holds a B.S. in Business Administration and Accounting from John Carroll University, Ohio and is a registered Certified Public Accountant.

Additionally, during the fiscal year ended March 31, 2018, the following individuals served as Directors:

●	Subhransu (“Brian”) Mukherjee (resigned July 19, 2017)

●	Suranga Chandratillake (resigned February 2, 2018)

●	Andrea Lee (“Andy”) (February 2, 2018)

●	Raj Chellaraj (July 13, 2018)

●	Edward (“Ted”) Hastings (resigned May 25, 2018)

●	Mark Opzoomer (resigned July 13, 2018)

●	Ujjal Kohli (resigned July 13, 2018)

RhythmOne’s current corporate executive team is as follows:

Name	Age	Position
Mark Bonney	64	Chief Executive Officer
Ed Reginelli	47	Chief Financial Officer
Michael Hudes	57	Chief Revenue Officer
Amy Rothstein	43	Chief Legal Officer

Michael Hudes

Mr. Hudes serves as Chief Revenue Officer of RhythmOne since RhythmOne acquired YuMe in February 2018. Prior to that, Mr. Hudes served as Executive Vice President, Chief Revenue Officer of YuMe since November 2016. Prior to that, Mr. Hudes served as Executive Vice President, Emerging Markets of YuMe from February 2010 to October 2016. From 2009 to 2010, Mr. Hudes served as Chief Executive Officer of Keystream Corporation, a platform for publishers and advertisers to monetize video content. From 2008 to 2009, Mr. Hudes served as President of Innovation Strategy and Growth for Interpublic Group Mediabrands, a global marketing network. Mr. Hudes graduated with honors and holds a B.A. in Political Science from the University of Rochester.

Amy Rothstein

Ms. Rothstein serves as Chief Legal Officer of RhythmOne since RhythmOne acquired YuMe in February 2018. Prior to that, Ms. Rothstein served as Senior Vice President and General Counsel and Assistant Secretary of YuMe since November 2016. Prior to that, Ms. Rothstein served as Vice President and Deputy General Counsel of YuMe since August 2013. From 2012 to 2013, Ms. Rothstein was Director of Mergers and Acquisitions, North America, at Hewlett-Packard Company, a global provider of technology and software products, and from 2010 to 2012 was Senior Corporate Counsel on the Mergers and Acquisitions team with Hewlett-Packard Company. Prior to Hewlett-Packard Company, Ms. Rothstein was an associate in the private equity group of Weil Gotshal & Manges LLP and an associate in the corporate group of Cooley LLP. Ms. Rothstein holds a B.A. in Political Science from the University of Nebraska, a J.D. from the Creighton University School of Law and an L.L.M. (Corporate and Business Law) from the University of San Diego School of Law.

6.B	Compensation

Directors’ Remuneration Report

The Remuneration Committee (hereafter referred to as “the Committee” in this report) is appointed by RhythmOne’s Board of Directors, and is formed of Non-Executive Directors. Given the most recent retirements from the Board of Directors announced on July 13, 2018, the Directors are currently reviewing the composition of the Board of Directors and its committees, including the Remuneration Committee, and will appoint qualified Directors as appropriate. Members of the Committee currently include Mr. Eric Singer and Mr. John Mutch.

Pay Policy for Executive Directors

RhythmOne’s Executive Directors include the Chief Executive Officer and Chief Financial Officer. Remuneration at the Company for Executive Directors is comprised of three elements: base salary, annual bonus and long-term equity incentives. Details of the remuneration are indicated below.

Pay Policy for Non-Executive Directors

Fees for Non-Executive Directors are set with reference to time commitment, the number of committees chaired and relevant external market benchmarks. Other than covering travel expenses, no additional fees or equity compensation is provided to Non-Executive Directors for ad hoc services, such as committee memberships and attendance at Board of Directors meetings, etc.

Base Salary and Annual Bonus

The aggregate amount of base salary and bonuses paid to individuals who served as Executive Directors in fiscal year 2018 was $634,199. The Chief Executive Officer and Chief Financial Officer’s base salaries and bonus opportunity were in line with market levels when compared to both U.S. and UK competitors. The bonus opportunity for fiscal year 2018 was based on achievement of fiscal year 2018 Revenue, adjusted EBITDA targets and Management Business Objectives (“MBOs”).

Long-Term Incentives for Directors

During FY2018, equity awards were made in RSUs that vest quarterly after initial cliff period vest. The Committee believes that along with the performance criteria for bonus eligibility that addresses operational excellence, the quantum and performance criteria for the equity grants fully aligns the interests of the shareholders and management team to drive long-term value.

The table below sets out the beneficial interests in shares and vested share options of the Directors holding office as of March 31, 2018. The Committee awarded 563,538 RSUs to Edward (“Ted”) Hastings and 292,611 RSUs to Edward Reginelli during fiscal year 2018. No equity awards were made to Non-executive Directors during fiscal year 2018.

Director	Interests in Ordinary Shares		Interests in Share Options	Interests in Restricted Stock Units	Total
Suranga Chandratillake (resigned February 2, 2018)	73,505		175,213	275,633	524,351

Raj Chellaraj	5,000		-	-	5,000

Andrea Lee Cunningham (resigned February 2, 2018)	5,000		-	-	5,000

Edward (“Ted”) Hastings (resigned May 25, 2018)	446,990		-	563,538	1,010,528

Ujjal Kohli	4,687		-	-	4,687

Subhransu Mukherjee (resigned July 19, 2017)	55,000		908,000	-	963,000

Mark Opzoomer	40,000		-	-	40,000

Edward Reginelli (appointed September 29, 2017)	30,995		-	243,475	274,470

Eric Singer (appointed February 2, 2018)	4,057,325	(1)	-	-	4,057,325	(1)

John Mutch (appointed February 2, 2018)	15,294		-	-	15,294

(1)	Includes 4,023,326 ordinary shared held by all affiliates of VIEX Capital Advisors, LLC. Mr. Singer is the managing member of VIEX Capital Advisors, LLC.

Pay and Conditions Elsewhere in the Group

No element of remuneration is operated exclusively for Executive Directors and the philosophy of using variable remuneration to drive the Company’s performance is applied to all roles throughout the Group. Senior level employees are eligible for an annual bonus and some receive equity grants. When setting the quantum of remuneration for Executive Directors, the Committee considers the pay differential between Executive Directors and other roles.

Directors’ Remuneration Report

The aggregated amount paid to individuals who served as Non-Executive directors in fiscal year 2018 was $1,562,299. The Directors received the following remuneration for the year ended March 31, 2018.

Directors	Base Salary / Board Compensation (1)	Bonus (2)	Compensation for Loss of Office	Year Ended March 31, 2018 Total

Highest Paid Director:
Subhransu Mukherjee (resigned July 19, 2017)	$212,790	$200,000	$740,667	$1,153,457

Executive Directors:
Edward Reginelli (appointed September 29, 2017)	181,500	75,000	-	256,500
Edward (“Ted”) Hastings (resigned May 25, 2018)	377,699	-	-	377,699

Non-Executive Directors: (1)
Raj Chellaraj	105,735	-	-	105,735
Suranga Chandratillake (resigned February 2, 2018)	58,742	-	-	58,742
Andrea Lee Cunningham (resigned February 2, 2018)	58,742	-	-	58,742
Ujjal Kohli	70,490	-	-	70,490
Mark Opzoomer (appointed February 2, 2018) (3)	84,588	-	-	84,588
Eric Singer (appointed February 2, 2018)	18,797	-	-	18,797
John Mutch (appointed February 2, 2018)	11,748	-	-	11,748

Aggregate Emoluments	$1,180,831	$275,000	$740,667	$2,196,498

(1)

Non-Executive Directors’ fees are set at £50,000 for all Directors except for the Chairman of Board whose fees are set at £80,000. The above table includes the value in $ using an exchange rate of $1.4098 to £1.0000.

(2)

Bonus payments are made to Executive Directors only and are determined based on the following performance conditions: individual Executive Directors’ MBOs and Company operating performance. There was no bonus earned in FY2018. Mr. Edward Reginelli’s bonus payment during FY2018 related to a sign on incentive and Mr. Subhransu Mukherjee’s bonus related to his separation agreement.

(3)	Fees paid to Mr. Mark Opzoomer include VAT.

None of the Directors had pension, retirement benefits or similar entitlement. Long-term incentives include RSUs which have quarterly vesting after initial cliff vest period.

The aggregate number of ordinary shares underlying RSUs granted to individuals who served as Directors in fiscal year 2018 was 856,149 shares.

Details of options and RSUs for Directors who served during the fiscal year ended March 31, 2018 are as follows:

Directors	Type	At March 31, 2017 Restated Number	Granted Number	Vested Number	Exercised	At March 31, 2018 Number
Edward (“Ted”) Hastings (resigned May 25, 2018)	RSUs	-	563,538		-	563,538
Edward Reginelli (appointed September 29, 2017)	RSUs	-	292,611	(48,866)	-	243,745
Subhransu Mukherjee (resigned July 19, 2017)	Options	908,000	-	-	-	908,000
Suranga Chandratillake (resigned February 2, 2018)	Options	175,213	-	-	-	175,213

Mr. Mukherjee’s options expired on July 19, 2018 unexercised.

Per the terms of Mr. Hastings’ separation agreement, 25% of his grant was accelerated upon his termination and the remaining unvested shares were canceled.

Details of the contractual RSU awards and long-term incentive awards vesting during the year are as follows:

Director	Plan	Number Vested	Range of Market Prices at Award Date (Pound Sterling)	Range of Market Prices at Vesting Date (Pound Sterling)
Edward Reginelli (appointed September 29, 2017)	RhythmOne 2017 International Equity Incentive Plan RSUs	48,886	£1.72	£1.72 – 1.75

6.C	Board Practices

Corporate Governance Committee Report

Overview

The Directors recognize the value and importance of the highest standards of corporate governance. We strive to comply with the principles and provisions of corporate governance as far as practicable for a Group of its size and structure, even though as the Group is listed on the AIM Market of the London Stock Exchange, it is not required to comply fully with the principles of corporate governance as set out in the UK Corporate Governance Code that was published in April 2016 (“the Code”). This report sets out the governance approach. In accordance with Rule 26 of the AIM Rules for Companies, the Company will apply the Quoted Companies Alliance’s Corporate Governance Code on or before September 28, 2018.

Role and Composition of the Board

The Board of Directors’ role is to provide entrepreneurial leadership to the Company. The Board of Directors is focused on ensuring that the risk register and management of those risks remain pertinent in the face of a continually evolving business. The Board of Directors is also responsible for articulating the Company’s strategic aims and ensuring that the business has the resources necessary to enable the Company to meet its objectives.

The Board of Directors is comprised of Executive Directors and Non-Executive Directors. Corporate governance guidelines require that boards should be “balanced between Executive and Non-Executive Directors, and should have at least two independent, Non-Executive Directors.” At the end of fiscal year 2018, RhythmOne exceeded this requirement, with five of the seven Directors being independent, Non-Executive Directors.

The beneficial interests of the Non-Executive Directors in the share capital of the Company are set out in Item 6.B, “Compensation” on page 39 of this report. In the opinion of the Board of Directors, these interests do not detract from the Directors’ independence. In the event of a conflict of interest, the relevant Director is required to declare the conflict and, where appropriate, abstain from voting on any resolutions connected to it.

Division of Responsibilities

There is a clear division of responsibilities between the running of the Board of Directors (which is the primary responsibility of the Chairman, Mr. Eric Singer) and the executive responsibility for the running of the Company’s business (which is delegated to the Chief Executive Officer, Mr. Mark Bonney). As Chairman, Mr. Singer is responsible for leadership of the Board of Directors, ensuring the Board of Directors is effective in all aspects of its oversight role. The Non-Executive Directors work together to constructively challenge the Board of Directors and assist in the development of strategic proposals. The Non-executive Directors also fulfill the Board committee roles. No single Director has unfettered decision making powers.

The Board of Directors convenes at regular scheduled intervals and follows a formal agenda of matters specifically reserved for discussion, including such matters as:

●	determining the Group’s growth strategy, via organic and/or acquisition/merger activities;

●	ensuring open and informative communication with shareholders;

●	reviewing and managing risks;

●	evaluating major capital expenditures;

●	evaluating material contracts to be entered into;

●	shaping key operational policies;

●	reviewing and approving the Group’s business plan and forecasts;

●	measuring performance; evaluating, if any, levels of dividend payment; and

●	approving the annual and interim financial statements

It also meets outside of the formal schedule of meetings as and when required. The number of formal meetings of the Board of Directors during the fiscal year ended March 31, 2018, and attendance at each are summarized below:

Directors	Number of Meetings During Appointment	Number of Meetings Attended
Raj Chellaraj (resigned July 13, 2018)	25	24
Edward (“Ted”) Hastings (resigned May 25, 2018)	25	24
Suranga Chandratillake (resigned February 2, 2018)	21	16
Mark Opzoomer (resigned July 13, 2018)	25	23
Ujjal Kohli (resigned July 13, 2018)	25	25
Andrea Lee Cunningham (resigned February 2, 2018)	21	20
Subhransu Mukherjee (resigned July 19, 2017)	11	11
Edward Reginelli (appointed September 29, 2017)	10	10
Eric Singer	4	4
John Mutch	4	3

In the event that any Director is unable to attend a meeting, they have the opportunity to relay their comments through the Chairman. If the Chairman is absent, another Non-Executive Director is appointed Chairman for that meeting. At certain times, where there may be a perceived conflict due to the subject matter of a meeting, a Director is recused from that meeting. The size and composition of the Board of Directors is regularly reviewed to ensure that it is of an appropriate size and structure. The Directors may take independent professional advice at the Group’s expense and all are covered by Directors and Officers insurance.

Board Committees

The Board of Directors has established an Audit Committee, Nomination Committee and a Remuneration Committee. These committees each comprise a small sub-committee of the main Board of Directors and are entirely made up of Non-Executive Directors. Each has its own terms of reference and responsibilities. The reports of each Board of Directors committee are set out later in this document.

Relationship with Shareholders

The Board of Directors believes in open and regular dialogue with shareholders to ensure that the objectives and overall business strategy of the Group are effectively communicated. As such, the Chief Executive Officer, Chief Financial Officer and the Chairman, working in consultation with the Group’s corporate brokers and advisors, make themselves available to meet shareholders at least once a year at the Annual General Meeting. There are also a series of meetings with analysts and institutional investors in relation to the Company’s annual and interim financial statements.

The Non-Executive Directors make themselves available to meet shareholders on an ad hoc basis as necessary, and consider the Annual General Meeting a good opportunity to canvas opinion and hold discussions with individual shareholders. The Board of Directors makes constructive use of the Annual General Meeting to communicate with investors and encourages full participation.

Trading updates and press releases are issued as appropriate and the Company’s brokers provide information on shareholder opinion and compile independent feedback from investor meetings.

Internal Control and Risk Management

The Board of Directors acknowledges its responsibility for ensuring that the Group maintains a sound system of internal control to provide them with reasonable assurance that the assets of the Group are safeguarded and that the shareholders’ investments are protected. It has established a continuous process for identifying, evaluating and monitoring the significant risks to which the Group is exposed.

The Board of Directors has overall responsibility for ensuring the Group maintains an adequate system of internal control and risk management, while the Audit Committee reviews the effectiveness of those systems on behalf of the Board of Directors. This review is performed at least annually. The implementation of internal control systems is the responsibility of executive management with oversight from the Board of Directors.

The Board of Directors’ review of the significant risks in the year covered financial, operational, commercial, regulatory, fraud and R&D risks. The risk review is an ongoing process with at least annual input and review from the Board of Directors. The primary purpose of this review is to ensure that, having considered the controls that are in place to mitigate risks, the Board of Directors is satisfied with the residual level of risk being taken in pursuit of the Company’s strategy.

Our risk review comprised:

●

the review of the risk register, considering the ongoing pertinence of each risk, and whether changes in the business meant that additional risks had been identified which should be added to the register. All risks were recorded in a centrally maintained register;

●	risk assessment, which is performed in terms of the likelihood of occurrence and the potential impact on the Group; and

●	identification of appropriate mitigating actions for each risk, with responsible parties and a timetable for completion assigned.

Any system of internal control is designed to manage, rather than eliminate, the risks inherent in a fast-moving industry, and can therefore only provide reasonable and not absolute assurance against the possibility of material misstatement or loss.

The Board of Directors also operates a whistleblowing policy which provides for all employees to raise concerns to the Audit Committee, in strict confidence about any unethical behaviors, suspected fraud, misconduct or wrongdoing without fear of recrimination. There were no whistleblowing reports throughout financial year 2018, and to the date of this report.

Financial Reporting

The Board of Directors is responsible for reviewing and approving the annual and half year financial statements, and for ensuring that they present a fair, balanced and understandable assessment of the Group’s position and performance.

Remuneration Committee

The Remuneration Committee (hereafter referred to as “the Committee” in this report) is appointed by the Board of Directors, and is formed of Non-Executive Directors.

The Committee’s principal responsibilities are:

●	to review and make recommendations in relation to the remuneration policy;

●	consult with key shareholders on compensation-related proposals and recommendations;

●	apply these recommendations to the Executive Director, and senior members of the executive management team;

●	determine the metrics for the bonus scheme of the executive management team;

●	ensure that the policies and metrics are aligned with the Company’s strategy; and

●	to consider and award other performance-related benefits such as Restricted Stock Units (“RSUs”) and Market Value Share Options (“MVSOs”), as and when appropriate.

The Committee met one time during the year, and details of the attendance at the meetings of the Committee are as shown below. The Committee’s terms of reference are available for public inspection on the Company’s website at https://investor.rhythmone.com.

Name	Attendance at Meeting as at June 26, 2017
Ujjal Kohli (resigned July 13, 2018)	✓
Suranga Chandratillake (resigned on February 2, 2018)	✓
Andrea Lee Cunningham (resigned on February 2, 2018)	✓
Eric Singer (appointed on February 16, 2018)
John Mutch (appointed on February 16, 2018)

The Company has not appointed any external consultants during the year for any advice on executive and employee remuneration.

Pay Philosophy

The remuneration policy continues to be designed to ensure that senior managers and Executive Directors are appropriately incentivized and rewarded for their performance, responsibility and experience. The Committee aims to ensure that the policy aligns the interests of the Executive Directors with those of the shareholders.

The Company’s pay policy is designed to ensure salaries and bonus amounts are paid at or around market levels. Equity awards are linked to performance conditions which more closely align with long-term value creation for shareholders.

Service Agreements

The Chief Executive Officer and Chief Financial Officer’s Service Agreements provides that their employment with the Company is on an “at will” basis which means that either the Executive or the Company shall be entitled to terminate employment at any time, and for any reason, with or without cause. In line with typical U.S. practice, the Service Agreement includes a number of protections in the event of a termination of their employment in certain circumstances, including but not limited to severance.

All Non-Executive Directors’ appointments are terminable on at least three months’ notice on either side.

The service contracts and letters of appointment of the current Directors include the following terms:

Director	Date of Contract	Notice Period
Executive Directors:
Mark Bonney	May 25, 2018	None
Edward Reginelli	September 25, 2017	None
Non-Executive Directors:
Eric Singer	February 2, 2018	3 Months
John Mutch	February 2, 2018	3 Months

The Chief Revenue Officer and Chief Legal Officer’s Service Agreements provides that their employment with the Company is on an “at will” basis which means that either the Executive or the Company shall be entitled to terminate employment at any time, and for any reason, with or without cause. In line with typical U.S. practice, the Service Agreement includes a number of protections in the event of a termination of their employment in certain circumstances, including but not limited to severance. The service contracts and letters of appointment of RhythmOne’s current executives include the following terms:

Non-Director Executive	Date of Contract	Notice Period
Michael Hudes Chief Revenue Officer (hired February 2, 2018)	February 2, 2018	None

Amy Rothstein Chief Legal Officer (hired February 2, 2018)	February 2, 2018	None

Audit Committee

The Audit Committee is appointed by the Board of Directors and is formed of Non-Executive Directors. Given the most recent retirements from the Board of Directors announced on July 13, 2018, the Directors are currently reviewing the composition of the Board of Directors and its committees, including the Audit Committee, and will appoint qualified Directors as appropriate. The current member and chairman of the Audit Committee is John Mutch. RhythmOne’s Board of Directors has determined that Mr. Mutch qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Securities Exchange Act of 1934, as amended. In addition, Mr. Mutch is determined to be independent as defined under prevailing U.S. Corporate Governance standards.

Its principal responsibilities are:

●	monitoring the integrity of the financial statements of the Group and any formal announcements relating to the Group’s financial performance;

●	overseeing the involvement of the Group’s external auditors, in planning and reviewing the audit of the financial statements;

●	recommending the appointment and fees of the external auditor, including maintaining an appropriate policy on the level of non-audit fees;

●	reviewing and monitoring the independence and objectivity of the external auditor, and the effectiveness of the external audit process;

●	reviewing, at least annually, the need for an internal audit function;

●	reviewing the risk management process, and the effectiveness of internal controls, including identifying and implementing improvements; and

●	reviewing the arrangements through which staff may raise concerns about possible improprieties in confidence.

The Audit Committee met five times during the year, and details of the attendance at the meetings of the Audit Committee are as shown below. The Audit Committee’s terms of reference are available for public inspection on the Company’s website at https://investor.rhythmone.com.

Directors	April 4, 2017	May 8, 2017	November 7, 2017	November 11, 2017	March 8, 2018
Mark Opzoomer	✓	✓	✓	✓	✓
Suranga Chandratillake (resigned February 2, 2018)	✓	✓	✓		✓
Raj Chellaraj	✓	✓	✓	✓	✓
John Mutch (appointed February 16, 2018)					✓

The Audit Committee promotes the highest standards of integrity, financial reporting, risk management and internal control. In addition to the members of the Audit Committee, meetings are typically also attended by the Chief Financial Officer. The Audit Committee meets the external auditors at least three times a year, including at least one meeting each year without members of executive management present. The Audit Committee should include at least one financially qualified individual with recent and relevant experience, and currently Mr. Mutch fulfills these criteria.

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk register, including the identification and evaluation of any newly recognized risks and implementing mitigating actions on a timely basis. The Audit Committee assists the Board of Directors in its oversight and monitoring of financial reporting, risk management and internal controls.

Assessment of the External Auditor

Each year the Audit Committee assesses the expertise, independence and quality of the external auditor, and the objectivity and effectiveness of the audit process. This assessment was carried out on the basis of the Audit Committee’s own appraisal of the performance of the auditor and the views of its senior management team as well as consideration of materials provided by the auditor.

The criteria used for this assessment remained unchanged from last year and were as follows:

●	delivery of a thorough and efficient audit in compliance with agreed plan and timescales;

●	provision of accurate, robust and perceptive advice on key accounting and audit judgments, technical issues and best practices;

●	a high level of professionalism and technical expertise consistently demonstrated by all audit staff;

●	plans for ensuring the maintenance of continuity within the core audit team; and

●	strict adherence to independence policies and other regulatory requirements.

Independence and objectivity are regularly considered by the Audit Committee, taking into consideration, the relevant UK professional and regulatory requirements and the audit firm’s own policies to maintain auditor independence, which include rotation of the Senior Statutory Auditor every five years.

Our policy on non-audit services is to appoint the adviser who we believe is in the best position to advise the Company on the matter in question, and, where we believe we are best served by our audit firm, auditor objectivity and independence is carefully considered and safeguarded via the monitoring of fees paid in respect of audit and non-audit work and approving all additional work performed by the external auditor. The fees paid to the auditor for audit and non-audit services are set out in Item 16C and note 9 in the financial statements.

Review of Financial Statements and Audit Findings

The Audit Committee reviews the full and half-year financial statements, and the reports from the auditor on these statements. It takes the opportunity to discuss key accounting matters with the auditor and the range of approaches to each.

Significant matters which were specifically considered by the Audit Committee in fiscal year 2018 were as follows:

Issue	Specific Considerations
Impairment of goodwill and intangible assets

In accordance with IAS 36, management prepared an impairment review on a cash generating units (“CGU”) basis. The Audit Committee discussed the calculations, including the assumptions within, the methodology applied and the anticipated forecasts.

Revenue recognition

The Audit Committee keeps under close review the revenue recognition policies of the Group, with particular reference to the appropriateness of the revenue recognition policies of acquired businesses, and the continued pertinence of the policies in the legacy RhythmOne plc business.

Acquisition accounting for RadiumOne & YuMe

Acquired intangibles must be fair valued in accordance with IFRS 3. The Audit Committee reviewed the valuation reports related to the RadiumOne & YuMe acquisition, prepared by the external valuator, to ensure that the assumptions inherent in the valuation model were reasonable and appropriate, and that the disclosures in the financial statements were prepared in accordance with IFRS 3.

Deferred tax	The Audit Committee reviewed the net deferred tax assets recognized including the assumptions within, the methodology applied and the anticipated forecasts.
Share consolidation

The Audit Committee reviewed the effect of the share consolidation on the number of common shares, options and restricted share units, to ensure that the disclosures in the financial statements were prepared in accordance with IFRS 2.

Internal Audit

The Audit Committee considers the need for an internal audit function at least annually. Given the size of the Group and the organization of the finance team into centers of excellence, which are overseen by an experienced Chief Financial Officer, and considering the robustness and integrity of the internal controls of the Group which are overseen centrally, the Audit Committee is of the opinion that no internal audit function is required at this time, but will keep this matter under close scrutiny.

6.D	Employees

As of March 31, 2018, RhythmOne had 761 employees, an increase of 441 employees from March 31, 2017. The increase in employees was primarily a result of the acquisitions of RadiumOne and YuMe. As of March 31, 2017 and 2016, RhythmOne had 320 and 274 employees, respectively. Of RhythmOne’s 761 employees as of March 31, 2018, 140 were primarily engaged in technology and development functions, 550 were engaged in sales, marketing and operational functions, and 71 were engaged in general and administrative functions. RhythmOne’s employees are distributed globally (United States, Canada, United Kingdom, France, Italy, Asia Pacific and India), but the majority are located in North America. None of RhythmOne’s employees are represented by a labor union or covered by a collective bargaining agreement, other than RhythmOne’s employees in France, who are covered by the Bureau d’Études Technique (SYNTEC) collective bargaining agreement. RhythmOne considers its relationship with its employees to be good.

As a growing online advertising company, RhythmOne has been able to attract and retain talented professionals in the industry who have strong knowledge of advertisers, content publishers and target consumers across devices and content types. RhythmOne’s senior management team consists of experienced and knowledgeable operations, financial, technology, marketing and communications, sales, and legal and regulatory team members who have gained extensive experience, including with other industry leaders.

6.E	Share Ownership

For information on the direct, indirect and represented holdings of our current directors and executive officers with respect to our ordinary shares as of July 13, 2018, see Item 7 of this Part I, “Major Shareholders and Related Party Transactions” — Item 7.A, “Major Shareholders” below.

ITEM 7.	Major Shareholders and Related Party Transactions

7.A	Major Shareholders

The following table sets forth certain information regarding the ownership of the Company's ordinary shares as of July 13, 2018 by: (i) each person, or group of affiliated persons, that beneficially owns 3% or more of our outstanding ordinary shares; (ii) each member of our Board of Directors and each of our other executive officers; and (iii) all board members and executive officers as a group.

The percentage ownership information shown in the table is based upon 78,020,554 shares of ordinary stock outstanding as of July 13, 2018.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of ordinary stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before September 11, 2018, which is 60 days after July 13, 2018. The rules also include restricted stock units that will be released as ordinary shares on or before September 11, 2018. These shares are deemed to be outstanding and beneficially owned by the person holding those options and/or restricted stock units for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for persons listed in the table is c/o RhythmOne plc, 601 Montgomery Street, Suite 1600, San Francisco, CA 94111.

	Number of Shares Beneficially Owned
Name and address of beneficial owner	Number	Percentage
3% or Greater Shareholders:
Toscafund Asset Management LLP (1)	18,347,617	23.5%
River and Mercantile Asset Management LLP (2)	5,859,592	7.5%
Lombard Odier Asset Management (Europe) Ltd. (3)	5,903,212	7.6%
VIEX Capital Advisors, LLC (4)	4,057,325	5.2%
Hargreaves Lansdown Asset Management (5)	2,999,035	3.8%
Morgan Stanley Wealth Management (6)	2,474,755	3.2%
Executive Officers and Directors:
Eric Singer (4)	4,057,325	5.2%
Mark Bonney	—	—%
John Mutch	15,294	—%
Edward Reginelli	45,667	0.1%
Michael Hudes (7)	51,859	0.1%
Amy Rothstein (8)	21,151	—%

All executive officers and directors as a group (6 persons) (9)	4,191,296	5.4%

(1)	The mailing address for Toscafund Asset Management LLP is 7th Floor, 90 Long Acre, London WC2E 9RA, United Kingdom.

(2)	The mailing address for River and Mercantile Asset Management LLP is 30 Coleman Street, London EC2R 5AL, United Kingdom.

(3)	The mailing address for Lombard Odier Asset Management (Europe) Limited is 3 Old Burlington Street, Queensberry House, London W1S 3AB, United Kingdom.

(4)

Consists of (i) 33,999 ordinary shares held directly by Mr. Singer and (ii) 4,023,326 ordinary shares held by affiliates of VIEX Capital Advisors, LLC. Eric Singer is the managing member of VIEX Capital Advisors, LLC. The mailing address for VIEX Capital Advisors, LLC is 825 Third Avenue, 33rd Floor, New York, New York 10022, United States.

(5)	The mailing address for Hargreaves Lansdown Asset Management is 1 College Square South Anchor Road, Bristol BS1 5HL, United Kingdom.

(6)	The mailing address for Morgan Stanley Wealth Management is 1585 Broadway Avenue, New York, New York 10036, United States.

(7)	Consists of (i) 30,446 ordinary shares held by Mr. Hudes and (ii) 21,413 shares subject to restricted stock units that will be released as ordinary shares within 60 days of July 13, 2018.

(8)	Consists of (i) 18,148 ordinary shares held by Ms. Rothstein and (ii) 3,003 shares subject to restricted stock units that will be released as ordinary shares within 60 days of July 13, 2018.

(9)

Consists of (i) 4,166,880 ordinary shares and (ii) 24,416 shares subject to restricted stock units that will be released as ordinary shares within 60 days of July 13, 2018 that are beneficially held by our directors and all executive officers as a group.

Significant Changes in Ownership by Major Shareholders

On September 25, 2017, the Company consolidated its outstanding ordinary shares on the basis of one new ordinary share for every ten existing ordinary. On February 2, 2018 the Company completed its acquisition of YuMe, and as a result, the Company issued an additional 26,048,596 ordinary shares of RhythmOne stock to existing YuMe shareholders. This had the effect of diluting RhythmOne’s ordinary shares outstanding by approximately 51%. As a result of the acquisition of YuMe, all existing major shareholders stake in RhythmOne was also diluted. Additionally, VIEX Capital Advisors, LLC became a major shareholder in RhythmOne upon the completion of the YuMe acquisition.

The following table sets forth the percentage of shares beneficially owned by RhythmOne’s major shareholders as of March 31, 2016, 2017 and 2018:

	Percentage of Shares Beneficially Owned
Name and address of beneficial owner for 3% or greater shareholders	March 31, 2016	March 31, 2017	March 31, 2018
Toscafund Asset Management LLP	28.78%	27.97%	24.0%
River and Mercantile Asset Management LLP	-	9.15%	7.5%
Lombard Odier Asset Management (Europe) Ltd.	-	-	7.5%
VIEX Capital Advisors, LLC (1)	-	-	5.2%
Hargreaves Lansdown Asset Management	7.37%	5.51%	3.7%
Mr. Richard Griffiths	7.34%	6.15%	-
TD Direct Investing	5.52%	4.33%	-
Barclays Wealth Management	5.35%	-	-

To our knowledge, there has been no significant change in the percentage ownership held by the principal shareholders listed above since July 13, 2018.

Holders of Record

As of March 31, 2018, there were 2,558 shareholders of record, of which 4% were domiciled in the United States and 96% were held by shareholders located outside the United States.

7.B	Related Party Transactions

Balances and transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed.

For the remuneration disclosure of the Company’s Directors, refer to Item 6.B, “Compensation” above.

7.C	Interests of Experts and Counsel

Not applicable.

ITEM 8.	Financial Information

8.A	Consolidated Statements and Other Financial Information

Financial Statements

For information on Financial Statements, refer to Item 18, “Financial Statements” below.

Legal Proceedings

For information on legal proceedings, refer to Item 4.B, “Business Overview” above.

Dividend Policy and Dividends

The Board of Directors reviews the Company’s ability to pay dividends on an annual basis. To date, the Directors have not recommended the payment of any dividends on its ordinary shares.

8.B	Significant Changes

RhythmOne entered in to a Subordinated Loan and Security Agreement with Silicon Valley Bank that made available to certain of RhythmOne’s subsidiaries a subordinated loan not to exceed $35.0 million. The subordinated loan matured on June 2, 2018 and RhythmOne used its available cash and cash equivalents balance to extinguish the $35.0 million outstanding balance. RhythmOne no longer has the ability to borrow against this facility.

No other significant change has occurred since the date of the annual financial statements included in this annual report on Form 20-F.

ITEM 9.	The Offer and Listing

9.A	Consolidated Statements and Other Financial Information

Market capitalization

Market capitalization in GBP based on ordinary shares issued and outstanding of RhythmOne at March 31, 2018 was £164.4 million.

Share price

For information regarding the Company’s share price, refer to Item 9.C, “Markets” below.

9.B	Plan of Distribution

Not applicable.

9.C	Markets

RhythmOne’s ordinary shares are listed on AIM under the symbol “RTHM.”

The following table set out, for the periods indicated, the high and low closing trading prices in British pound sterling per share of RhythmOne’s ordinary shares listed on AIM under the symbol RTHM:

	RTHM Ordinary Shares
	(Pound Sterling (GBP) per share)
Monthly	High	Low
June 2018*	£2.200	£1.720
May 2018	2.440	2.120
April 2018	2.360	1.590
March 2018	2.260	1.720
February 2018	2.720	2.240
January 2018	2.955	2.410
December 2017	2.820	2.150

Quarterly
Fiscal 2018
Quarter ended March 31, 2018	2.955	1.720
Quarter ended December 31, 2017	3.150	2.150
Quarter ended September 30, 2017	4.100	3.115
Quarter ended June 30, 2017	4.850	4.100
Fiscal 2017
Quarter ended March 31, 2017	4.675	3.725
Quarter ended December 31, 2016	4.050	3.425
Quarter ended September 30, 2016	3.850	2.825
Quarter ended June 30, 2016	3.000	1.600
Fiscal 2016
Quarter ended March 31, 2016	2.500	1.550
Quarter ended December 31, 2015	2.900	1.575
Quarter ended September 30, 2015	3.100	1.925
Quarter ended June 30, 2015	4.000	2.550

Annual (fiscal year)
Year ended March 31, 2018	4.850	1.720
Year ended March 31, 2017	4.675	1.600
Year ended March 31, 2016	4.000	1.550
Year ended March 31, 2015	10.075	2.350
Year ended March 31, 2014	23.000	7.750

* through June 30, 2018

9.D	Selling Shareholders

Not applicable.

9.E	Dilution

Not applicable.

9.F	Expenses of the Issue

Not applicable.

ITEM 10.	Additional Information

10.A	Share Capital

Not applicable.

10.B	Articles of Association of RhythmOne plc

The information in response to this item is contained under the caption “Description of RhythmOne shares and Articles of Association” in our final registration statement on Form F-4 (File No. 333-222282) filed with the Securities and Exchange Commission on January 26, 2018 and is incorporated herein by reference.

10.C	Material Contracts

On September 29, 2017, the Company entered in to an employment agreement with Edward Reginelli, RhythmOne’s Chief Financial Officer. Under the terms of the agreement, Mr. Reginelli receives a base salary of $181,500 and is eligible for a target bonus of up to $75,000 per annum. In addition, Mr. Reginelli received 292,611 restricted stock units which vested 16.70% on March 29, 2018 and 8.33% every three months thereafter with final vesting on September 29, 2020. Mr. Reginelli’s employment agreement was subsequently amended. Under the amended terms of the agreement, Mr. Reginelli will receive a base salary of $360,000 per annum and is eligible for a target bonus of up to 50% of his base salary per annum.

On November 8, 2017, RhythmOne and certain of its subsidiaries entered into a senior secured revolving credit facility with Silicon Valley Bank and certain other lenders party thereto pursuant to which certain subsidiaries of RhythmOne may borrow up to $25.0 million of revolving loans. The funds are designed to provide cash resources to support potential strategic initiatives and general corporate purposes. Subject to satisfaction of certain conditions, the total revolving commitments under the Revolving Credit Facility may be increased by an amount not to exceed $75.0 million. This facility bears interest at either Libor plus an applicable margin or the United States Federal Funds effective rate plus 0.5% in addition to an applicable margin. For the period the effective interest rate for this facility was 4.67%. This revolving credit facility matures on November 8, 2020. As of March 31, 2018, the Company had $10.0 million of borrowings from this facility.

Under terms of the credit facility, the Company is required to maintain a minimum adjusted quick ratio metric on a monthly basis and a consolidated adjusted EBITDA measured on a quarterly basis. At March 31, 2018 the Company was compliant with these covenants.

The debt issuance costs of $0.6 million related to the credit facility have been capitalized and will be amortized over the life of the facility. At March 31, 2018, there was $0.1 million which has been amortized in finance expense and there remains $0.5 million capitalized against the revolving credit facility.

In addition to the Company’s revolving credit facility, RhythmOne entered in to a Subordinated Loan and Security Agreement with Silicon Valley Bank that made available to certain of RhythmOne’s subsidiaries a subordinated loan not to exceed $35.0 million. The obligations of each borrower under this facility was guaranteed on a full and unconditional basis by certain of RhythmOne’s subsidiaries. The subordinated loan matured on June 2, 2018 and RhythmOne used its available cash and cash equivalents balance to extinguish the $35.0 million outstanding balance. RhythmOne no longer has the ability to borrow against this facility. The loan bore interest at the greater of the Prime Rate less 1.50% and 2.75%, and interest was payable monthly. For the period the effective interest rate for this loan was 3.04%.

On May 25, 2018, the Company entered in to a severance agreement with Ted Hastings, RhythmOne’s former President and Chief Executive Officer. Under the terms of the agreement, 140,885 shares of Mr. Hastings’ restricted stock units scheduled to vest on July 19, 2018 accelerated and became vested immediately upon his departure. Mr. Hastings is not entitled to any additional severance payments, benefits or other amounts in connection with the cessation of his employment.

On May 25, 2018, the Company entered in to an employment agreement with Mark Bonney, RhythmOne’s President and Chief Executive Officer. Under the terms of the agreement, Mr. Bonney’s employment start date will be June 18, 2018. Mr. Bonney will receive a base salary of $400,000 per annum plus a $20,000 signing bonus payable in 4 equal installments commencing with his first payroll disbursement and every 90 days after his start date through June 18, 2019.

10.D	Exchange Controls

Other than certain economic sanctions, which may be in force from time to time, there are currently no applicable laws, decrees or regulations in force in the UK restricting the import or export of capital or affecting the remittance of dividends or other payments to holders of the Company’s shares who are non-residents of the UK. Similarly, other than certain economic sanctions which may be in force from time to time, there are no limitations relating only to non-residents of the UK under English law or the Company’s Articles of Association on the right to be a holder of, and to vote in respect of, the Company’s shares.

10.E	Taxation

A corporation generally is considered a tax resident in the jurisdiction of its organization or incorporation for Federal income tax purposes. As RhythmOne was incorporated in England and Wales, RhythmOne believes that it should be classified as a foreign corporation (and, therefore, not a U.S. tax resident) under these rules. Nevertheless, changes to the U.S. tax “inversion” rules under Section 7874 of the Code or the Treasury Regulations promulgated thereunder could adversely affect RhythmOne’s status as a foreign corporation for U.S. federal tax purposes, and any such changes could have prospective or retroactive application. If RhythmOne were to be treated as a U.S. corporation for U.S. federal income tax purposes, it could be subject to a materially different tax regime as a U.S. corporation than currently applies to it as a foreign corporation. Moreover, in such a case, a Non-U.S. Holder (as defined herein) of RhythmOne Shares generally would be subject to U.S. withholding tax on the gross amount of any dividends paid by RhythmOne to such shareholder. If RhythmOne were treated under Section 7874 of the Code as a “surrogate foreign corporation” that is not a U.S. corporation, dividends paid by RhythmOne to certain non-corporate U.S. Holders (including individuals) would not qualify for the lower capital gains rate generally available for “qualified dividend income.” The rules under Section 7874 and other relevant provisions could change on a prospective or retroactive basis in a manner that could adversely affect RhythmOne, its affiliates, and holders of RhythmOne Shares. If shareholders are in any doubt regarding the implications of Section 7874 of the Code and related provisions for an investment in RhythmOne Shares then they should consult their tax advisers.

Material U.S. Federal Income Tax Consequences of Owning and Disposing of RhythmOne’s Ordinary Shares

The following discussion is based on the U.S. Internal Revenue Code of 1986, as amended (“the Code”), applicable Treasury regulations, administrative rulings and pronouncements and judicial decisions currently in effect, all of which could change. Any change, which may be retroactive, could result in U.S. federal income tax consequences different from those discussed below. The discussion is not binding on the Internal Revenue Service, and there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described below.

Except where specifically noted, the discussion below does not address the effects of any state, local or non-U.S. tax laws (or other tax consequences such as estate or gift tax consequences). The discussion below relates to persons who hold RhythmOne’s ordinary shares as capital assets within the meaning of Section 1221 of the Code. The tax treatment of those persons may vary depending upon the holder’s particular situation, and some holders may be subject to special rules not discussed below. Those holders would include, for example:

●	banks, insurance companies, trustees and mutual funds;
●	tax-exempt organizations;
●	financial institutions;
●	pass-through entities and investors in pass-through entities;
●	traders in securities who elect to apply a mark-to-market method of accounting;
●	broker-dealers;
●	holders who are not U.S. Holders (as defined below);
●	persons whose “functional currency” is not the U.S. dollar;
●	holders who are subject to the alternative minimum tax; and
●	holders of RhythmOne’s ordinary shares who own 5% or more of either the total voting power or the total value of the outstanding ordinary shares of RhythmOne.

Holders should consult their own tax advisors concerning the U.S. federal income tax consequences of the ownership of RhythmOne’s ordinary shares in light of their particular situations, as well as any consequences arising under the laws of any other taxing jurisdiction.

As used in this document, the term “U.S. Holder” means a beneficial holder of RhythmOne’s ordinary shares that is (1) an individual who is a U.S. citizen or U.S. resident alien, (2) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the U.S. or any political subdivision of the U.S., (3) an estate which is subject to U.S. federal income tax on its worldwide income regardless of its source or (4) a trust (x) that is subject to primary supervision of a court within the U.S. and the control of one or more U.S. persons as described in section 7701(a)(30) of the Code or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership holds RhythmOne’s ordinary shares, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold RhythmOne’s ordinary shares should consult their tax advisors regarding the U.S. federal income tax consequences to them.

Dividend Distributions

The Board of Directors reviews the Company’s ability to pay dividends on an annual basis. To date, the Directors have not recommended the payment of any dividends on its ordinary shares. If RhythmOne has sufficient current and accumulated earnings and profits at some point in the future, the Board of Directors may decide to declare and pay dividends.

Subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of any future dividends paid to U.S. Holders of our ordinary shares would be treated as dividend income to these U.S. Holders, to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. This income would be includable in the gross income of a U.S. Holder on the day actually or constructively received by the U.S. Holder. Dividends generally would not be eligible for the dividends received deduction allowed to corporations upon the receipt of dividends distributed by U.S. corporations.

Subject to certain conditions and limitations, non-U.S. withholding taxes on any dividends paid may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on our ordinary shares would be treated as income from sources outside the U.S. and generally would constitute “passive income.” Special rules apply to certain individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). U.S. Holders should consult their tax advisors to determine their eligibility to use foreign tax credits.

To the extent that the amount of any dividend distribution exceeds RhythmOne’s current and accumulated earnings and profits at the time of the distribution within a taxable year, the distribution would first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of our ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the U.S. Holder on a subsequent disposition of the ordinary shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange.

With respect to certain U.S. Holders who are not corporations, including individuals, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A “qualified foreign corporation” includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury determines to be satisfactory for these purposes and which includes an exchange of information program. Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of the trading status of our ordinary shares. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. U.S. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances. The rules governing the foreign tax credit are complex. Certain U.S. Holders of our ordinary shares may not be able to claim a foreign tax credit with respect to amounts withheld for non-U.S. withholding taxes. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Exchange of Ordinary Shares

For U.S. federal income tax purposes, subject to the rules relating to PFICs described below, a U.S. Holder generally will recognize taxable gain or loss on any sale or exchange of our ordinary shares in an amount equal to the difference between the amount realized for our ordinary shares and the U.S. Holder’s tax basis in such shares. This gain or loss will be capital gain or loss and generally will be treated as U.S. source gain or loss. Long-term capital gains recognized by certain U.S. Holders who are not corporations, including individuals, generally will be subject to a maximum rate of U.S. federal income tax of currently 23.8%, which includes the 3.8% Medicare surtax imposed by Section 1411 of the Code. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company

We believe that our ordinary shares should not be treated as stock of a PFIC for U.S. federal income tax purposes, and we expect to continue our operations in such a manner that we will not be a PFIC. In general, a company is considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. The 50% of value test is based on the average of the value of our assets for each quarter during the taxable year. If we own at least 25% by value of another company’s stock, we will be treated, for purposes of the PFIC rules, as owning our proportionate share of the assets and receiving our proportionate share of income of the other company. Based on the nature of our income, assets and activities, and the manner in which we plan to operate our business in future years, we do not expect that we will be classified as a PFIC for any taxable year.

If, however, we are or become a PFIC, U.S. Holders could be subject to additional U.S. federal income taxes on gain recognized with respect to our ordinary shares and on certain dividend distributions, plus an interest charge on certain taxes treated as having been deferred by the U.S. Holder under the PFIC rules.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to dividends in respect of our ordinary shares or the proceeds received on the sale, exchange, or redemption of our ordinary shares paid within the United States (and in certain cases, outside of the U.S.) to U.S. Holders other than certain exempt recipients (such as corporations), and a 24% backup withholding tax may apply to these amounts if the U.S. Holder fails to provide an accurate taxpayer identification number, to report dividends required to be shown on its U.S. federal income tax returns or, in certain circumstances, to comply with applicable certification requirements. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided that the required information or appropriate claim for refund is furnished to the Internal Revenue Service in a timely manner.

Certain Information Reporting Obligations

Certain U.S. Holders are required to report their ownership of specified foreign financial assets, including stock or securities issued by non-U.S. entities, subject to exceptions, by including a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they own such assets. U.S. Holders are urged to consult their own tax advisors regarding information reporting requirements relating to the ownership of ordinary shares.

Material UK Federal Income Tax Consequences of Owning and Disposing of RhythmOne’s Ordinary Shares

This section is based on the taxation laws of the UK, all as currently in effect, as well as the income tax convention between the U.S. and the UK that entered into force on March 31, 2003 (the “Treaty”). These laws are subject to change, possibly on a retroactive basis. This section further assumes that each obligation under the terms of the deposit agreement relating to RhythmOne’s ordinary shares and any related agreement will be performed in accordance with its terms.

Dividend Distributions

Under current UK taxation law, no withholding tax will be deducted from dividends paid by the Company, including dividends paid to U.S. Holders. A shareholder that is a company resident for tax purposes in the UK or trading in the UK through a permanent establishment generally will not be taxable in the UK on a dividend it receives from the Company. A shareholder who is an individual resident for tax purposes in the UK is subject to UK tax but until April 5, 2016, was entitled to a tax credit on cash dividends paid on ordinary shares of the Company equal to one-ninth of the cash dividend (the “Dividend Tax Credit”).

From April 6, 2016 the Dividend Tax Credit was replaced by a new tax-free Dividend Allowance and dividends paid by the Company on or after 6 April 2016 do not carry a UK tax credit. A Dividend Allowance has been introduced whereby there is no UK tax due on the first £5,000 of dividends received. Dividends above this level are subject to tax at 7.5% for basic tax payers, 32.5% for higher rate tax payers and 38.1% for additional rate tax payers.

Although the first £5,000 of dividend income is not subject to UK income tax, it does not reduce the total income for tax purposes. Dividends within the Dividend Allowance still count towards basic or higher rate bands, and may therefore affect the rate of tax paid on dividends received in excess of the £5,000 allowance. For instance, if an individual has £2,000 of the basic rate band remaining after earning non-dividend income, and receives £6,000 of dividend income, they will be subject to the following scenario. The Dividend Allowance will cover the first £2,000 of dividends which fall into the remaining basic rate band, leaving the remaining £3,000 of the allowance to use in the higher rate band. The first £5,000 dividend income is therefore covered by the allowance and is not subject to tax. The remaining £1,000 of dividend income falls into the higher rate band and is taxed at the rate of 32.5%.

How the shareholder pays the tax arising on the dividend income depends on the amount of dividend income they receive in the tax year. If less than £5,000 they will not need to report anything or pay any tax. If between £5,000 and £10,000, the shareholder can pay what they owe by: (1) contacting the helpline; (2) asking HM Revenue and Customs (“HMRC”) to change their tax code – the tax will be taken from their wages or pension or (3) through completion of the ‘Dividends’ section of their tax return, where one is being filed. If over £10,000 they will be required to file a self-assessment tax return and should complete the ‘Dividends’ section with details of the amounts received. From April 6, 2018 the amount of the Dividend Allowance will fall to £2,000.

Sale or Exchange of Ordinary Shares

A U.S. Holder may be liable for both UK and U.S. tax in respect of a gain on the disposal of ordinary shares if the U.S. Holder is (1) resident for tax purposes in the United Kingdom at the date of disposal, (2) if he or she has left the UK for a period not exceeding five complete tax years between the year of departure from and the year of return to the UK and acquired the shares before leaving the UK and was resident in the UK in the previous four out of seven tax years before the year of departure, (3) a U.S. domestic corporation resident in the UK by reason of its business being managed or controlled in the UK or (4) a citizen of the U.S. that carries on a trade or profession or vocation in the UK through a branch or agency or a corporation that carries on a trade, profession or vocation in the UK, through a permanent establishment, and that has used, held, or acquired the ordinary shares for the purposes of such trade, profession or vocation of such branch, agency or permanent establishment. However, such persons may be entitled to a tax credit against their U.S. federal income tax liability for the amount of UK capital gains tax or UK corporation tax on chargeable gains (as the case may be) that is paid in respect of such gain.

Under the Treaty, capital gains on dispositions of ordinary shares generally will be subject to tax only in the jurisdiction of residence of the relevant holder as determined under both the laws of the UK and the U.S. and as required by the terms of the Treaty.

Under the Treaty, individuals who are residents of either the UK or the U.S. and who have been residents of the other jurisdiction (the U.S. or the UK, as the case may be) at any time during the six years immediately preceding the relevant disposal of ordinary shares may be subject to tax with respect to capital gains arising from a disposition of ordinary shares of the Company not only in the jurisdiction of which the holder is resident at the time of the disposition but also in the other jurisdiction.

UK Inheritance Tax

The Estate Tax Convention applies to inheritance tax. Ordinary shares held by an individual who is domiciled for the purposes of the Estate Tax Convention in the U.S. and is not for the purposes of the Estate Tax Convention a national of the UK will not be subject to UK inheritance tax on the individual’s death or on transfer during the individual’s lifetime unless, among other things, the ordinary shares are part of the business property of a permanent establishment situated in the UK used for the performance of independent personal services. In the exceptional case where ordinary shares are subject to both inheritance tax and U.S. federal gift or estate tax, the Estate Tax Convention generally provides for tax payable in the U.S. to be credited against tax payable in the UK or for tax paid in the UK to be credited against tax payable in the U.S., based on priority rules set forth in the Estate Tax Convention.

10.F	Dividends and Paying Agents

Not applicable.

10.G	Statement by Experts

Not applicable.

10.H	Documents on Display

We are subject to the reporting requirements of the Act. In accordance with these requirements, we file annual reports on Form 20-F and furnish periodic reports on Form 6-K with the SEC. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a website at http://www.sec.gov that contains reports and proxy information regarding issuers that file electronically with the Commission via EDGAR.

The Articles of Association of the Company and Directors’ service contracts or, where applicable, letters of appointment between Directors and the Company or any of its subsidiaries are available for inspection at the Company’s registered office and will be made available for inspection at the Company’s Annual General Meeting (“AGM”).

10.I	Subsidiary Information

Not applicable.

ITEM 11.	Quantitative and Qualitative Disclosures About Market Risk

Financial Instruments

Capital Risk Management

The Group manages its capital to ensure that entities in the Group will be able to continue operating as a going concern while maximizing shareholder returns. The capital structure of the Group consists of cash and cash equivalents, marketable securities, and equity attributable to equity holders of the parent, comprising issued capital, reserves and retained earnings. The Group’s overall strategy remains unchanged from the prior year. The Group finances its operations through a combination of retained profits and interest received on bank accounts. Management maintains its capital structure and makes adjustments as necessary in light of changes in the economic environment and strategic objectives of the Group, ensuring that there are sufficient liquid resources available to take advantage of opportunities as they arise.

The Group’s capital risk management policies are unchanged from prior year. The Group is not subject to externally imposed capital requirements.

Categories of financial instrument:

(U.S. dollars in thousands)	As of March 31, 2018	As of March 31, 2017
Financial assets
Loans and receivables:
Cash and cash equivalents	$37,331	$19,338
Trade receivables	84,793	41,470
Restricted cash and other receivables	40,296	6,439
Available-for-sale:
Marketable securities	—	55,866
	$162,420	$123,113

Financial liabilities (amortized cost):
Provisions	$(1,186)	$(2,409)
Borrowings	(9,461)	—
Term loan	(35,000)	—
Trade and other payables	(78,045)	(42,343)
	$(123,692)	$(44,752)

Financial Risk Management

Management is responsible for monitoring and managing the financial risks relating to the operations of the Group, which include credit risk, market risk arising from interest rate risk and currency risk, and liquidity risk. The Board of Directors and the Audit Committee review and approve the internal policies for managing each of these risks as summarized below. The Group is not subject to any externally imposed capital requirements.

The Group’s financial function provides services to the business, monitors and manages the financial risks relating to the operations of the Group. These risks (together with the related risk management policy) include:

Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group’s credit risk is primarily with cash and cash equivalents and amounts owing from customers. The Group’s principal financial assets are cash and cash equivalents, trade and other receivables.

One customer represents 18.48% of revenue in the year (2017: one customer represented 23.62% of revenue). This is not considered indicative of a high credit risk as the customer in question has a history with the Company and a positive credit rating. The Group does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The Group defines counterparties as having similar characteristics if they are related entities.

Concentration of credit risk did not exceed 7% of gross monetary assets at any time during the year (2017: 16%). Before accepting any new customer, the Group uses an external credit rating system to assess the potential customer’s credit quality. All customers have credit limits set by credit managers and are subject to standard terms of payment. The Group has adopted a policy of only dealing with counterparties that are considered to be creditworthy by management, having completed various credit checks.

The risk of default from a financial institution is considered limited because counterparties are a number of different banks with high credit ratings assigned by international credit-rating agencies, which range from A to AA.

The carrying amount of financial assets recorded in the financial statements, which is net of impairment losses, represents the Group’s maximum exposure to credit risk.

Market Risk (including Interest Rate Risk and Currency Risk)

Interest rate risk

The Group has loans and borrowings outside finance leases and however, the Directors are satisfied that interest rate risk is limited.

Currency risk

The Group does not enter into or trade financial instruments, including derivative financial instruments, for any purpose. The Group maintains the majority of its cash in U.S. Dollars as a natural hedge, in line with our revenue and costs which are predominantly US-based.

The Group’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates as it undertakes certain transactions denominated in foreign currencies. The Group’s presentational currency is U.S. Dollars and the Company’s functional currency is Sterling. The Group operates subsidiaries primarily in the U.S., UK and Canada and as a result cash is held predominantly in Sterling, Canadian Dollars and U.S. Dollars. The Group holds its funds in several different financial institutions.

The following table details the Group’s sensitivity to a 20% increase and decrease in the functional currency of the entity against the relevant foreign currencies. 20% is the sensitivity rate used (2017: 20%) when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity includes outstanding foreign currency denominated monetary items and adjusts their translation at the year-end for a 20% change (2017: 20%) in foreign currency rates. The sensitivity analysis includes loans to foreign operations within the Group where the denomination of the loan is in a currency other than the currency of the lender or the borrower. A negative number indicates a decrease in profit and other equity where the foreign currencies weaken 20% against the U.S. Dollar. For a 20% strengthening of the foreign currencies against the U.S. Dollar there would be an equal and opposite impact on the profit and other equity and the negative balances below would be positive.

(U.S. dollars in thousands)	As of March 31, 2018	As of March 31, 2017
Cash and cash equivalents	$(1,545)	$(308)
Trade and other receivables	(4,370)	(111)
Trade and other payables	2,986	676

No sensitivity has been performed on a change in interest rates, as the impact of interest rate risk is so low.

Liquidity risk

The Group seeks to manage financial risk to ensure sufficient liquidity is available to meet foreseeable needs and to invest cash safely and profitably by maintaining adequate reserves and cash on hand by continuously monitoring forecast and actual cash flows and by matching the maturity profiles of financial assets and liabilities. The Group reviews its cash flow requirements on a monthly basis, to ensure that it maintains adequate cash reserves, diversifying its cash accounts across several banking institutions and constantly monitoring forecast and actual cash flows.

The fair value of all of the Group’s financial instruments is derived from inputs other than unadjusted quoted prices that are observable for the asset or liability, either directly or indirectly. The carrying amount of financial assets and financial liabilities recorded at amortized cost in the financial statements approximate their fair values. Therefore there is no difference between the carrying value and fair value of the above financial assets and liabilities.

Fair Value of Assets and Liabilities

The Group has assets and liabilities that have been fair valued, on a non-recurring basis, which have arisen through the acquisitions in the previous years.

The only asset carried at fair value is marketable securities which represent the Group’s investments in corporate bonds, commercial papers, government bonds, collateralized securities and certificates of deposit. These are valued using both level 1 and level 2 inputs. There are no marketable securities as of March 31, 2018.

Level 1 financial assets are valued using quoted prices in active markets for identical assets. Level 2 financial assets are valued with the assistance of an external specialist based upon net asset value per unit of the collective assets in the pooled fund.

ITEM 12.	Description of Securities Other than Equity Securities

12.A	Debt Securities

Not applicable.

12.B	Warrants and Rights

Not applicable.

12.C	Other Securities

Not applicable.

12.D	American Depositary Shares

Not applicable.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15.	Controls and Procedures

A.	Disclosure Controls and Procedures

We have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) under the supervision and the participation of the Company’s management, which is responsible for the management of the internal controls, and which includes our Chief Executive Officer and Chief Financial Officer (our principal executive officer and principal financial officer, respectively). The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.

Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on management’s evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were not effective at the reasonable assurance level as of March 31, 2018 due to the material weaknesses described below. Notwithstanding the ineffectiveness of our disclosure controls and procedures as of March 31, 2018 and the material weaknesses in our internal control over financial reporting that existed as of that date, as described below, management, including our Chief Executive Officer and Chief Financial Officer, believes, based on additional analyses and supplementary procedures, that (i) this annual report on Form 20-F does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading with respect to the periods covered by this annual report and (ii) the consolidated financial statements, and other financial information, included in this annual report fairly present in all material respects in accordance with IFRS as issued by the IASB our financial condition, results of operations and cash flows as of, and for the dates and periods presented.

This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the Company's independent registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses, significant deficiencies and control deficiencies in our internal control over financial reporting.

Under the PCAOB standards, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of RhythmOne’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

In the fiscal year ended March 31, 2017, we identified three material weaknesses with respect to our internal control over financial reporting. Specifically, the material weaknesses identified are as follows:

●	Insufficient nature of RhythmOne’s formally designed, documented and implemented control processes and review procedures;

●	Lack of adequate controls over key reports and spreadsheets; and

●	Lack of key accounting personnel with the requisite knowledge and experience of IFRS for complex transactions and SEC rules.

RhythmOne is implementing a plan of remediation to address these material weaknesses and intends to formalize and document its internal control processes and review procedures with clearly defined responsibilities for its finance personnel. RhythmOne also intends to review and design additional controls over key reports and spreadsheets which will also be documented in line with existing controls. To facilitate the improvement in its internal controls, RhythmOne will look to hire necessary additional competent and qualified accounting and reporting personnel with appropriate knowledge and experience of IFRS and SEC reporting requirements. RhythmOne also intends to establish an ongoing program to provide sufficient and additional appropriate training to our accounting staff, especially training related to IFRS and SEC reporting requirements. RhythmOne is continuing its efforts to further enhance its internal audit function to enhance its monitoring of IFRS accounting and reporting matters.

In the fiscal year ended March 31, 2018, the Company identified an additional material weakness with respect to its internal control over financial reporting. Specifically, the material weakness relates to the lack of adequate control over preparation and review of two key balance sheet account reconciliations with respect to one of RhythmOne’s acquisitions. This is particularly in relation to media buy and publisher accruals. These accounts had not been properly reconciled in the past and the accruals had not been matched with the invoices received, resulting in a material error of the accrued balances. As part of RhythmOne’s plan of remediation, management subsequently implemented RhythmOne’s processes globally and began performing a matching process designed to prevent material misstatements and improve the accuracy of its internal control over financial reporting. In addition, as RhythmOne’s integration efforts related to its recent acquisitions continue, the Company’s overall control environment is expected to improve further.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly reporting companies in the United States.

C.	Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

D.	Changes in Internal Control Over Financial Reporting

As a result of material weaknesses related to the (i) insufficient nature of RhythmOne’s formally designed, documented and implemented control processes and review procedures; (ii) lack of adequate controls over key reports and spreadsheets; (iii) lack of key accounting personnel with the requisite knowledge and experience of IFRS for complex transactions and SEC rules; and (iv) lack of adequate control over preparation and review of key balance sheet account reconciliations with respect to the acquisition of YuMe, management is in the process of implementing changes designed to prevent material misstatements and improve its internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Specifically, RhythmOne intends to hire necessary additional competent and qualified accounting and reporting personnel with appropriate knowledge and experience of IFRS and SEC reporting requirements. RhythmOne also intends to establish an ongoing program to provide sufficient and additional appropriate training to our accounting staff, especially training related to IFRS and SEC reporting requirements. Additionally, RhythmOne is implementing a reconciliation process whereby invoices received are matched to media buy and publisher accruals.

ITEM 16A.	Audit Committee Financial Expert

The primary roles of the Audit Committee are to: (a) monitor the performance of duties by Directors and Executive Officers and (b) oversee and evaluate the independent auditor. The Audit Committee is appointed by the Board of Directors, and is formed of Non-Executive Directors. Given the most recent retirements from the Board of Directors announced on July 13, 2018, the Directors are currently reviewing the composition of the Board of Directors and its committees, including the Audit Committee, and will appoint qualified Directors as appropriate. The current Director of the Audit Committee is John Mutch. RhythmOne’s Board of Directors has determined that Mr. Mutch qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Securities Exchange Act of 1934, as amended. In addition, Mr. Mutch is determined to be independent as defined under prevailing U.S. Corporate Governance standards.

ITEM 16B.	Code of Ethics

The Company adopted a Code of Conduct that applies to all employees, including our Chief Executive Officer, Chief Financial Officer and other senior officers. A copy of the Code of Conduct may be obtained, without charge, upon written request addressed to: RhythmOne – General Counsel, 601 Montgomery Street, Suite 1600, San Francisco, California 94108. The Code of Conduct is also available on the Company’s website at www.rhythmone.com.

ITEM 16C.	Principal Accountant Fees and Services

The following table summarizes the fees of PricewaterhouseCoopers LLP, our independent registered public accounting firm, billed to us for each of the last two fiscal years for audit and other services:

(U.S. dollars in thousands)	Year Ended March 31, 2018	Year Ended March 31, 2017
Fee Category
Audit Fees	$3,556	$504
Audit-Related Fees	308	156
Tax Fees	75	-
Total Fees	$3,939	$660

Audit Fees

Audit fees consist of fees for the annual audit services engagement and other audit services. For the fiscal year ended March 31, 2018, the audit fees of $3.6 million include $1.0 million for the annual audit including the assurance services for the six month interim review. We incurred $2.6 million of fess related to the tender offer and subsequent acquisition of YuMe in February 2018 and the completion of our SEC registration. For the fiscal year ended March 31, 2017, the audit fees of $0.5 million include the annual audit including the assurance services for the six month interim review.

Audit-Related Fees

Audit-related fees consist of fees billed for assurance and related services, and audit services relating to business acquisitions and dispositions. For the fiscal year ended March 31, 2018, the audit-related fees of $0.3 million related to the due diligence services for the acquisitions. For the fiscal year ended March 31, 2017, the fees of $0.2 million related to the due diligence services for the acquisitions.

Tax Fees

Tax advisory services primarily consist of fees for tax advice. We incurred $0.1 million of tax advisory fees in the fiscal year ended March 31, 2018 for tax advisory services related to the acquisition of YuMe in February 2018 and employment tax advice.

Audit Committee Pre-Approval Policies and Procedures

Consistent with the U.S. Securities and Exchange Commission rules regarding auditor independence, RhythmOne’s Audit Committee is responsible for appointing, reviewing and setting compensation, retaining, and overseeing the work of RhythmOne’s independent auditor, so that the auditor’s independence will not be impaired. The Audit Committee established a formal policy requiring pre-approval of all audit and permissible non-audit services provided by the independent auditor to RhythmOne or any of its subsidiaries. The Audit Committee periodically reviews this policy with due regard for compliance with laws and regulations of host countries (United Kingdom and United States) where RhythmOne is listed.

Prior to the engagement of the independent auditor for the following fiscal year’s audit, management submits an application form to the Audit Committee for comprehensive pre-approval of all recurring services expected to be rendered during that year. In order to obtain comprehensive pre-approval, management provides sufficient information regarding each service so that each service can be classified into one of four categories (Audit, Audit-Related, Tax Advisory and Other) as well as information regarding the fees expected to be budgeted for each service. Management describes each service in detail and indicates precisely and unambiguously the nature and scope of each particular service. Any additional services not contemplated in the application form require the Audit Committee’s separate pre-approval on an individual basis. The Audit Committee approves, if necessary, any changes in terms, conditions and fees resulting from changes in the scope of services to be provided or from other circumstances. The Audit Committee Chair retains pre-approval authority and evaluates items for approval upon request. The Audit Committee or its designee establishes procedures to assure that the independent auditor is aware in a timely manner of the services that have been pre-approved.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

ITEM 16F.	Change In Registrant’s Certifying Accountant

Not applicable.

ITEM 16G.	Corporate Governance

For information regarding internal control, risk management and the Corporate Governance Committee Report, refer to “Internal Control and Risk Management” in Item 6.C, “Board Practices” above.

ITEM 16H.	Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	Financial Statements

Not applicable.

ITEM 18.	Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of RhythmOne plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of RhythmOne plc and its subsidiaries as of March 31, 2018 and 2017, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the three years in the period ended March 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Uxbridge, United Kingdom

July 31, 2018

We have served as the Company’s auditor since 2015, which includes periods before the Company became subject to SEC reporting requirements.

CONSOLIDATED INCOME STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2018, 2017 AND 2016

YEAR ENDED MARCH 31, 2018	YEAR ENDED MARCH 31, 2017	YEAR ENDED MARCH 31, 2016
NOTE	Total $000’s	Total $000’s	TOTAL $000’s
Revenue	5	255,073	149,025	116,058
Cost of revenue	(151,271)	(98,478)	(72,690)
Operating expenses	29	&	30	(129,619)	(65,802)	(120,607)
Loss before tax and finance income and expense	(25,817)	(15,255)	(77,239)
Finance income	11	375	631	256
Finance expense	11	(567)	(266)	(198)
Other income	29	3,119	-	-
Loss before income tax	(22,890)	(14,890)	(77,181)
Income tax recovery	12	9,015	861	1,654
Loss from continuing operations	(13,875)	(14,029)	(75,527)
Discontinued operations
Loss from discontinued operations, net of tax	6	-	(4,761)	(16,726)
Loss for the year	(13,875)	(18,790)	(92,253)

	NOTE	CENTS	CENTS	CENTS
LOSS PER SHARE ATTRIBUTABLE TO RHYTHMONE plc
BASIC	13	(25.6)	(44.5)	(228.8)
DILUTED	13	(25.6)	(44.5)	(228.8)
LOSS PER SHARE FROM CONTINUING OPERATIONS
BASIC	13	(25.6)	(33.2)	(187.3)
DILUTED	13	(25.6)	(33.2)	(187.3)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED MARCH 31, 2018, 2017 AND 2016

	YEAR ENDED MARCH 31, 2018 $000’s	YEAR ENDED MARCH 31, 2017 $000’s	YEAR ENDED MARCH 31, 2016 $000’s
Loss for the year	(13,875)	(18,790)	(92,253)
Items which might be potentially reclassified to profit or loss
Exchange difference on translation of foreign operations	(1,713)	245	(34)
(Loss) / gains on marketable securities (net of tax)	8	(27)	19
TOTAL COMPREHENSIVE LOSS FOR THE YEAR	(15,580)	(18,572)	(92,268)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2018 AND 2017

	NOTE	AS AT MARCH 31, 2018 $000’s	AS AT MARCH 31, 2017 $000’s
ASSETS
NON-CURRENT ASSETS
Goodwill	14	123,841	48,530
Intangible assets	15	86,360	37,971
Property, plant and equipment	16	12,309	4,556
Other receivables and restricted cash	18	2,927	4,686
Deferred tax asset	20	29,290	19,271
Marketable securities	19	-	22,864
Non-Current Assets		254,727	137,878
CURRENT ASSETS
Trade receivables	18	84,793	41,470
Other receivables and restricted cash	18	42,615	3,433
Cash and cash equivalents		37,331	19,338
Marketable securities	19	-	33,002
Current Assets		164,739	97,243
TOTAL ASSETS		419,466	235,121
LIABILITIES
NON-CURRENT LIABILITIES
Deferred tax liability	20	(4,412)	(3,863)
Other payables	21	(4,095)	(2,228)
Borrowings	21	(9,461)	-
Provisions	21	(628)	(1,502)
Non-Current Liabilities		(18,596)	(7,593)
CURRENT LIABILITIES
Trade and other payables	21	(84,627)	(43,386)
Term loan	21	(35,000)	-
Provisions	21	(558)	(907)
Current Liabilities		(120,185)	(44,293)
TOTAL LIABILITIES		(138,781)	(51,886)
NET ASSETS		280,685	183,235
SHAREHOLDERS’ EQUITY
Share capital	22	12,641	8,667
Share premium account	24	103,856	168,159
Shares to be issued	25	2,093	24
Share-based compensation reserve	27	31,736	28,605
Currency translation reserve		30,725	(8,591)
Merger reserve	25	49,277	107,820
Accumulated other comprehensive (loss)/income		-	(8)
Retained earnings / (Accumulated deficit)		50,357	(121,441)
TOTAL EQUITY		280,685	183,235

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED MARCH 31, 2018, 2017 AND 2016

	ORDINARY SHARE CAPITAL $000’s	SHARE PREMIUM ACCOUNT $000’s	SHARES TO BE ISSUED $000’s	SHARE-BASED COMPENSATION RESERVE $000’s	CURRENCY TRANSLATION RESERVE $000’s	MERGER RESERVE $000’s	OTHER RESERVES $000’s	RETAINED (DEFICIT)/ EARNINGS $000’s	TOTAL EQUITY $000’s
BALANCE AS OF MARCH 31, 2015	7,502	168,008	1,686	22,175	(8,802)	63,554	—	(10,426)	243,697
Net loss for the year	—	—	—	—	—	—	—	(92,253)	(92,253)
Other comprehensive loss	—	—	—	—	(34)	—	19	—	(15)
Total comprehensive loss for the year	—	—	—	—	(34)	—	19	(92,253)	(92,268)
Issue of shares, net of costs	35	37	(1,662)	—	—	1,654	—	—	64
Credit to equity for Share-based payments	—	—	—	4,415	—	—	—	—	4,415
Tax movement on share options	—	—	—	—	—	—	—	30	30
BALANCE AS OF MARCH 31, 2016	7,537	168,045	24	26,590	(8,836)	65,208	19	(102,649)	155,938
Net loss for the year	—	—	—	—	—	—	—	(18,790)	(18,790)
Other comprehensive loss	—	—	—	—	245	—	(27)	—	218
Total comprehensive loss for the year	—	—	—	—	245	—	(27)	(18,790)	(18,572)
Issue of shares, net of costs	1,130	114	—	—	—	42,612	—	(2)	43,854
Credit to equity for Share-based payments	—	—	—	2,015	—	—	—	—	2,015
BALANCE AS OF MARCH 31, 2017	8,667	168,159	24	28,605	(8,591)	107,820	(8)	(121,441)	183,235
Net loss for the year	—	—	—	—	—	—	—	(13,875)	(13,875)
Other comprehensive loss	—	—	—	—	(1,713)	—	8	—	(1,705)
Total comprehensive loss for the year	—	—	—	—	(1,713)	—	8	(13,875)	(15,580)
Issue of shares, net of costs	42	891	—	—	—	—	—	—	933
Issue of shares, net of costs related to acquisitions	3,932	102,965	2,069	967	—	—	—	—	109,933
Capitalization of merger reserve (note 23)	—	58,001	—	—	542	(58,543)	—	—	—
Capital reduction (note 23)	—	(226,160)	—	—	40,487	—	—	185,673	—
Credit to equity for Share-based payments	—	—	—	2,164	—	—	—	—	2,164
BALANCE AS OF MARCH 31, 2018	12,641	103,856	2,093	31,736	30,725	49,277	—	50,357	280,685

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2018, 2017 AND 2016

	YEAR ENDED MARCH 31, 2018 $000’s	YEAR ENDED MARCH 31, 2017 $000’s	YEAR ENDED MARCH 31, 2016 $000’s
CASH FLOWS FROM OPERATING ACTIVITIES
LOSS FOR THE YEAR	(13,875)	(18,790)	(92,253)
Adjustments for:
Taxation expense (benefit)	(9,015)	(861)	(2,031)
Depreciation and amortization	18,846	10,208	26,180
Share-based payments	2,164	2,015	4,415
Interest income	(375)	(631)	(256)
Interest expense	567	266	201
Impairment of goodwill	—	—	50,322
Loss on sale of computer equipment	432	82	56
Loss on disposal of PVMG assets	—	3,858	—
Foreign exchange losses	(1,495)	66	3
Remeasurement of deferred consideration	(3,119)	—	—
OPERATING CASH FLOWS BEFORE MOVEMENTS IN WORKING CAPITAL	(5,870)	(3,787)	(13,363)
CHANGES IN OPERATING ASSETS AND LIABILITIES
Decrease / (Increase) in trade and other receivables	25,095	(11,991)	18,350
(Decrease) / Increase in trade and other payables	(17,691)	7,507	(14,891)
(Decrease) / Increase in provisions	(1,223)	1,704	(490)
Net Cash Flows From (Used In) Operations	311	(6,567)	(10,394)
Income taxes (paid) / refund received	(1,047)	185	4,182
NET CASH USED IN OPERATING ACTIVITIES	(736)	(6,382)	(6,212)
CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	375	631	256
Purchase of property, plant and equipment	(1,019)	(2,394)	(741)
Expenditure on development	(6,592)	(3,266)	(4,353)
Purchase of marketable securities	—	(631)	(60,245)
Payment of deferred acquisition consideration	—	(499)	(5,000)
Proceeds from the sale of computer equipment	—	—	4
Proceeds from the sale of the assets of PVMG	—	1,064	—
Proceeds from the sale of marketable securities	55,874	5,002	—
YuMe Acquisition, net of cash acquired	(19,082)	—	—
Acquisitions, net of cash acquired	(4,489)	—	—
Perk acquisition, net of cash acquired	—	10,229	—
NET CASH FROM / (USED IN) INVESTING ACTIVITIES	25,067	10,136	(70,079)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments on finance lease	(2,125)	(1,050)	(1,080)
Interest payments	(485)	(187)	(198)
Repayment of credit facility	(14,431)	(1,507)	—
Proceeds from term loan	35,000	—	—
Funding of collateral related to term loan	(35,000)	—	—
Proceeds from credit facility	10,000	—	—
Debt issuance cost paid	(621)	—	—
Proceeds from issuance of shares	933	159	64
NET CASH USED IN FINANCING ACTIVITIES	(6,729)	(2,585)	(1,214)
Net increase / (decrease) in cash and cash equivalents	17,602	1,169	(77,505)
Beginning cash and cash equivalents	19,338	18,222	95,734
Effect of foreign exchange on cash and cash equivalents	391	(53)	(7)
ENDING CASH AND CASH EQUIVALENTS	37,331	19,338	18,222

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1	GENERAL INFORMATION

RhythmOne plc is a public limited Company incorporated in England and Wales under the UK Companies Act 2006. The Company’s ordinary shares are traded on the Alternative Investment Market (“AIM”). The address of the registered office is 65 Gresham Street, London, EC2V 7NQ, United Kingdom.

The Group is defined as RhythmOne plc and its subsidiaries which are outlined in note 17. The Parent Company is RhythmOne Plc. The Parent Company’s functional currency is Sterling, being the currency of the primary economic environment in which the Company operates. Other significant subsidiaries within the Group have the USD as their functional currency. The presentational currency of the Group is U.S. Dollars. Foreign operations are included in accordance with policies set out in note 3.

2	ADOPTION OF NEW AND REVISED STANDARDS

(a) New standards, amendments and interpretations

No new standards, amendments or interpretations, effective for the first time for the financial year beginning on or after April 1, 2018, are expected to have a material impact on the group or parent company in fiscal 2019.

(b) New standards, amendments and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after April 1, 2018, and have not been applied in preparing these financial statements. None of these is expected to have a significant effect on the financial statements of the group or parent company, except the following, set out below:

IFRS 9 Financial Instruments will replace IAS 39 Financial Instruments: Recognition and Measurement. It addresses the classification, measurement and derecognition of financial assets and financial liabilities. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. In November 2013, the IASB issued an amendment to IFRS 9 which includes a new hedge model that aligns accounting more closely with risk management as well as enhancements to the disclosures about hedge accounting and risk management. IFRS 9 has also been amended not to require the restatement of comparative period financial statements for the initial application of the classification and measuring requirements of IFRS 9, but instead requires modified disclosures on transition to IFRS 9. The IASB has deferred the effective date to annual periods beginning on or after January 1, 2018 with early adoption permitted.

IFRS 9 also introduces the expected credit loss model for impairment of financial assets which replaces the incurred loss model used in IAS 39 “Financial instruments; recognition and measurement”. The Group has performed an initial impact assessment of IFRS 9 and does not expect to have a material effect on the financial statements given the Group’s credit risk management policies.

IFRS 15 Revenue from Contracts with Customers will replace all existing revenue standards including IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. IFRS 15 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers, improves the comparability of revenue from contracts with customers, reduces the need for the development of case-by-case guidance for emerging revenue recognition issues, and improves disclosures about revenues. In April 2016, the IASB issued Clarifications to IFRS 15, Revenue from Contracts with Customers, clarifying application of some of the more complex aspects of the standard. The IASB has deferred the effective date to annual periods beginning on or after January 1, 2018 with early adoption permitted. IFRS 15 is based on a five step model framework and the principles of the standard are that revenue is recognized as the Group fulfils its performance obligations. The Group has performed an initial impact assessment of IFRS 15 and does not expect to have a material effect on the financial statements. Revenue recognition is unlikely to change significantly from the current recognition policy as set out in note 3.

IFRS 16 Leases will replace IAS 17 Leases and related interpretations. IFRS 16 eliminates the distinction between operating and finance leases and requires most leases to be recorded on the statement of financial position for lessees under a single model unless the lease term is twelve months or less or the underlying asset has a low value. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. The IASB has an effective date for annual periods beginning on or after January 1, 2019 with early adoption permitted if IFRS 15 Revenue from Contracts with Customers has also been applied. The Company is currently assessing the impact of adopting this standard on its consolidated financial statements.

3	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical convention as modified.

The consolidated financial statements for the year ended March 31, 2018, including comparatives, have been approved and authorized for issue by the Board of Directors on July 31, 2018.

The per share information has been restated to take account of the share consolidation which took place on September 25, 2017.

The preparation of the financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4.

The financial statements have been prepared on the historical cost basis except for marketable securities which are carried at fair value. The principal accounting policies adopted are set out below.

Going Concern

The Directors have, at the time of approving the financial statements, a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. They continue to adopt the going concern basis of accounting in preparing the financial statements.

Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) prepared up to March 31, each year. The Company achieves control when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the Group.

All intra-Group transactions, balances, income and expenses are eliminated on consolidation.

Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill which is recognized as an asset is reviewed for impairment at least annually. Any impairment is recognized immediately in profit or loss and is not subsequently reversed.

Goodwill is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount is less than the carrying amount, the impairment loss is allocated to reduce the carrying amount of goodwill. An impairment loss recognized for goodwill is not reversed in a subsequent period.

Revenue Recognition

The Company’s revenue is principally derived from advertising services measured by the number of advertising impressions displayed on digital media properties owned and controlled by third-party digital media property owners and its owned and operated digital media properties and mobile apps. The Company’s revenue is priced either on a cost per thousand impressions (“CPM”) basis or on a Pay per Click (“PPC”) basis. The Company recognizes revenue when it has persuasive evidence that there is an arrangement with a customer, that delivery of the advertising impressions has occurred, there is a fixed price which is determined for each transaction and that collection of the revenue is reasonably assured. For all revenue transactions, the Company considers a signed agreement, a binding insertion order or other similar documentation to be persuasive evidence of an arrangement.

In the normal course of business, the Company acts as a facilitator in executing transactions with third parties. The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether the Company is acting as the principal or an agent in the transaction. In determining whether the Company acts as the principal or an agent, the Company follows the accounting guidance for principal-agent considerations. While none of the factors identified in this guidance is individually considered presumptive or determinative, because the Company is the primary obligor and is responsible for (i) establishing the selling prices of the advertisements sold and (ii) performing all billing and collection activities including retaining credit risk. As a result, the Company acts as the principal in these arrangements and therefore reports revenue earned and costs incurred on a gross basis.

Contracts containing multiple deliverables are split into their constituent parts and each deliverable’s fair value is separately determined and recognized accordingly.

The policies for each of the Group’s key revenue streams in relation to services are set out below:

Advertising Revenue

When sales values are based on the volume of impressions (CPM), revenue is based on an agreed amount per impression and the number of impressions displayed. This revenue is recognized as the volumes are reported either by the Group’s internal reporting system or an authoritative third party, based on the contractual terms.

When sales values are based on volume of clicks (pay per click), revenue is based upon an agreed amount per click that the end user makes after viewing the advertisement and the number of clicks made by the users, in the period in which the clicks occur.

Share of Advertising Revenues

Where customers use the RhythmOne technology to retrieve their own content, contractual arrangements may provide for the Group to receive a share of the customer’s advertising revenues. The amount of revenue is dependent upon the amount paid per click or per advertisement shown. This revenue is recognized as reported by the Group’s customers, in the period to which it relates.

Finance Income and Expense

Finance income includes bank interest and income from short-term deposits and marketable securities. Finance expense includes interest on finance leases, the term loan and the revolving credit facility.

Classification of Expenses

Cost of Revenues

Cost of revenues consists primarily of traffic acquisition costs (“TAC”) and amounts incurred with digital media property owners that are directly related to revenue generated by the Group.

Operating Expenses

Operating expenses consist of costs associated with the research and development and sales and marketing activities in addition to general and administrative costs and charges for depreciation of property plant and equipment and amortization of intangible assets.

Research and development expenses consist primarily of compensation and related costs for personnel responsible for the research and development of new and existing products and services, in addition to co-locations and facilities charges.

The development expenditures are capitalized in accordance with the Group’s standard internal capitalization policy outlined further below. All research costs are expensed when incurred.

Sales and marketing expenses consist primarily of compensation and related costs for personnel engaged in customer service, sales, and sales support functions, as well as advertising and promotional expenditures that are not directly attributable to revenue, in addition to facilities charges.

General and administrative expenses consist primarily of compensation and related costs for personnel and facilities, and include costs related to our facilities, finance, human resources, information technology, and legal organizations, and fees for professional services. Professional services are principally comprised of outside legal, audit, information technology consulting, and outsourcing services.

Exceptional Items

Items which are exceptional, being material in terms of size and/or nature, are presented separately in note 29 to the consolidated financial statements. The principal events which may give rise to exceptional items include the restructuring and integration of businesses, gains or losses on the disposal of businesses, goodwill impairments, major asset impairments and disposals, litigation settlements and transaction costs relating to business combinations, including related severance and retention costs, onerous contract provisions and professional fees.

Termination benefits

Termination benefits are payable when employment is terminated by the group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The group recognizes termination benefits at the earlier of the following dates: (a) when the group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for restructuring that is within the scope of IAS 37 and involves the payment of termination benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the end of the reporting period are discounted to their present value.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognized as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Group’s general policy on borrowing costs.

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease except where another more systematic basis is more representative of the time pattern in which economic benefits from the lease asset are consumed. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

Foreign Currencies

Transactions in currencies other than the functional currency of the entity concerned are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated into the presentational currency, U.S. Dollars, at the rates prevailing on the balance sheet date. The Group has selected U.S. Dollars as its presentational currency as that is the currency of the principal economic environment in which the Group operates.

Exchange differences are recognized in profit or loss in the period in which they arise except for exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on disposal or partial disposal of the net investment.

On consolidation, the assets and liabilities of the Group’s foreign denominated operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the Period unless exchange rates fluctuate significantly. Exchange differences arising, if any, are classified as equity and transferred to the Group’s translation reserve. Such translation differences are recognized as income or as expenses in the period in which the operation is disposed of.

Discontinued Operations

A discontinued operation is a component of the Company’s business; the operations and cash flows of which can be clearly distinguished from the rest of the Company and which:

•	Represents a separate major line of business or geographic area;

•	Is part of a single coordinated plan to dispose of a separate major line of business or geographic area of operations; or

•	Is a subsidiary acquired exclusively with a view to re-sale.

Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held-for-sale. When an operation is classified as a discontinued operation, the income statement and comprehensive loss is represented as if the operation has been discontinued from the start of the year. During the year ended March 31, 2017, the Company has classified its non-core operations as discontinued operations as further described in note 6. There are no discontinued operations for the year ended March 31, 2018.

Taxation

The tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable or receivable is based on taxable loss/profit for the year. Taxable loss/profit differs from net loss/profit as reported in the income statement because it will exclude items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method.

Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits are available against which deductible temporary differences can be utilized. Such assets and liabilities will not be recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits are available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax will also be dealt with in equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same tax authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Trade Receivables

Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

Property, Plant and Equipment

Property, plant and equipment is stated at cost less accumulated depreciation and any recognized impairment loss. Cost includes expenditure that is directly attributable to the acquisition of the assets.

Depreciation is charged so as to write off the cost of assets, over their estimated useful lives, using the straight-line method, on the following bases:

Fixtures, fittings, office and computer equipment (in years)	Over 3	–	5

Leasehold improvements	Over shorter of economic life or lease term

The gain or loss arising from the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in income.

Internally-generated Intangible Assets—Research and Development Expenditure

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from the Group’s product development is recognized only if all of the following conditions are met:

•	the product from which the asset arises meets the Group’s criteria for technical feasibility, so it will be available for use;

•	the asset is intended to be completed, and will be used or sold;

•	the asset created is expected to generate demonstrable future economic benefits;

•	the development cost of the asset can be measured reliably; and

•	adequate technical, financial and other resources are available to complete development of the asset.

Internally-generated intangible assets are amortized on a straight-line basis over their useful life, which is considered to be three years starting when the associated technology is available for use. Where no internally-generated intangible asset can be recognized, development expenditure is recognized as an expense in the period in which it is incurred.

Other Intangible Assets Excluding Goodwill

Other intangible assets excluding goodwill are measured initially at purchase cost or at fair value if acquired as part of a business combination, and are amortized on a straight-line basis over their estimated useful lives, on the following bases:

	(in years)
Tradenames, patents and trademarks	3	–	10
Software licenses		3
Purchased technology	3	–	5
Relationships with publishers and customers	3	–	12
Favorable leases	1	–	9

Impairment of Assets Excluding Goodwill

At each balance sheet date, the Group will review the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount.

An impairment loss is recognized as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Any increase in the recoverable amount of previously impaired goodwill is not subsequently reversed.

Trade Payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business, if longer). If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Provisions

Provisions are recognized when the Group has a present obligation as a result of a past event, it is probable that the Group will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation. Provisions are measured at the Directors’ best estimate of the expenditure required to settle the obligation at the balance sheet date, taking into account risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

A restructuring provision is recognized when the Group has developed a detailed formal plan for the restructuring and has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement the plan or announcing its main features to those affected by it. The measurement of a restructuring provision includes only the direct expenditures arising from the restructuring, which are those amounts that are both necessarily entailed by the restructuring and not associated with the ongoing activities of the entity.

Present obligations arising under onerous contracts are recognized and measured as provisions. An onerous contract is considered to exist where the Group has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

Share-Based Payments

The Group applies IFRS 2 Share-based Payments in accounting for its Share-based Compensation plans.

The Group issues equity-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value at the date of grant by use of an appropriate valuation model. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of shares that will eventually vest.

Fair value is measured by use of the Black-Scholes and Monte Carlo models. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

At each balance sheet date, the Group revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market-based vesting conditions. The impact of the revision of the original estimates, if any, is recognized in profit and loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity reserves.

When the options are exercised, the Company issues new shares. The proceeds received, net of any directly attributable costs are credited to share capital (nominal value) and share premium.

Borrowings

Borrowings consist of overdrafts and other short term facilities, and are initially recognized at fair value less directly attributable transaction costs, and are subsequently measured at amortized cost using the effective interest rate method. The difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated income statement, within finance costs, over the period of the borrowings. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

Retirement Benefits

Payments to a defined contribution scheme are charged as an expense as they fall due.

Financial Instruments

Financial assets and financial liabilities are recognized in the Group’s balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Loans and Receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

Restricted Cash

Where required, the Group keeps amounts on deposit with financial institutions as a condition of certain property leases and collateral for term loan. This cash may not be used by the Group and is held as security against leases or term loan. At the cessation of a lease or term loan, the cash restrictions cease, and the cash will be immediately accessible. Until this time, the cash is classified as “Restricted cash” in current and non-current assets.

Impairment of Financial Assets

For certain categories of financial assets, such as trade receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period, as well as observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Marketable Securities

Marketable securities represent the Group’s investments in corporate bonds, commercial papers, government bonds, collateralized securities and certificates of deposit. These are recognized either as current or non-current assets, in accordance with their maturity. Marketable securities are carried at fair value with the change in its fair value recognized directly in the Statement of Comprehensive Income. Interest income and dividends on marketable securities is recognized in the Income Statement, as well as any foreign exchange gains and losses and impairment losses.

Financial Liabilities and Equity

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into.

Equity Instruments

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.

Financial Liabilities

All financial liabilities are classified as ‘other financial liabilities.’

Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, canceled or they expire.

Derivative Financial Instruments

The Group does not use derivative financial instruments.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, makes strategic decisions.

Business Combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration for each acquisition is measured at the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognized in profit or loss as incurred.

Where applicable, the consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value. All other subsequent changes in the fair value of contingent consideration classified as an asset or liability are accounted for in accordance with relevant IFRSs. Changes in the fair value of contingent consideration classified as equity are not recognized.

Where a business combination is achieved in stages, the Group’s previously-held interests in the acquired entity are re-measured to fair value at the acquisition date (i.e., the date the Group attains control) and the resulting gain or loss, if any, is recognized in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to profit or loss, where such treatment would be appropriate if that interest were disposed of.

The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 (Revised 2008) are recognized at their fair value at the acquisition date, except that:

•

deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 Employee Benefits respectively;

•	liabilities or equity instruments related to the replacement by the Group of an acquiree’s share-based payment awards are measured in accordance with IFRS 2 Share-based Payment; and

•	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that Standard.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

The measurement period is the period from the date of acquisition to the date the Group obtains complete information about facts and circumstances that existed as of the acquisition date, and is subject to a maximum of one year.

4	CRITICAL JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

Critical Judgments in Applying the Group’s Accounting Policies

The following are the critical judgments apart from those involving estimations (which are dealt with separately below), that the Directors have made in the process of applying the Group accounting policies and that have the most significant effect on the amounts recognized in the financial statements.

Business Combinations

In making their judgments with regards to the fair value and useful life of assets and liabilities for acquired businesses, the Directors have considered the criteria for accounting for business combinations set out in IFRS 3 ‘Business Combinations’, including the identification and valuation of acquired intangible assets.

Discontinued Operations

When assessing whether to account for a business segment as a discontinued operation the Directors have considered the detailed criteria set out in IFRS 5 ‘Non-Current Assets Held for Sale and Discontinued Operations’ in particular whether a business unit qualifies for disclosure as a discontinued operation. Discontinued operations as detailed in note 6 is in relation to disposal of a major line of business for the year ended March 31, 2017. There have been no discontinued operations for the year ended March 31, 2018.

Revenue Recognition

In making their judgment with regard to revenue recognition, the Directors have considered the detailed criteria for the recognition of revenue for the provision of services set out in IAS 18 ‘Revenue’ and the policy in note 3, in particular regarding whether the debt is collectible. There is a policy in relation to the sales and doubtful debt allowance and the Directors have exercised judgment in relation to this.

In addition, determining whether to recognize revenue on a gross or net basis is also considered a significant judgement by the Directors. The Directors consider that gross recognition is appropriate. Refer to note 3 for further details.

Determination of Functional Currency

Determining the appropriate functional currency requires management judgment and consideration of the economic factors in which the entity operates, such as the currency that mainly influences revenue, labor, material and other costs.

Capitalization of Development Costs

Determining the point of capitalization of costs related to developing internally generated technology requires judgement. The Directors have considered the detailed criteria per IAS 38, ‘Intangible Assets’ and have ensured that costs are appropriately capitalized only when the technical and commercial feasibility of technology is met. There is judgement in assessing the probability of future economic benefits and the estimated useful life.

Key Sources of Estimation Uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial period, are discussed below.

Impairment of Goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash generating unit (CGU) to which goodwill has been allocated. The value in use calculation requires the entity to estimate the future cash flows of the CGU and a suitable discount rate in order to calculate present value. The carrying amount of goodwill at the balance sheet date was $123.8 million (2017: $48.5 million). Refer to note 14 for further details.

Identification and Valuation of Acquired Intangibles

In making judgments in relation to the identification, valuation and useful economic life of acquired intangibles, the Directors have determined the valuation of the acquired intangible balances with the assistance of an independent valuator. Refer to note 7 for further details.

Deferred Tax Asset

In determining the level of recognition of the deferred tax assets, the Directors have considered the level of future taxable profits that are expected to be received in the foreseeable future. Refer to note 20 for further details.

Share Options and Restricted Share Units

In calculating the fair value of the share options, the Directors have considered the expected life of the option, the volatility of the Company’s share price, the risk free rate and forfeiture rates. In calculating the fair value of the restricted share units the Company uses the share price at the date of grant. Refer to note 25 for further details.

Allowance Account for Credit Losses

The Company provides for bad debts by analyzing historical default rates and current information available about customer’s credit worthiness on an account by account basis. Uncertainty relates to the actual collectability of customer balances which can vary from the Company’s estimation.

5	SEGMENTAL ANALYSIS

RhythmOne plc is organized internally along function lines with each line reporting to the Group’s chief operating decision-maker, the Chief Executive Officer. The primary function lines include: finance, human resources, operations, marketing, sales, business development, technology and product development. Each of these functions supports the overall business activities; however, they do not engage in activities from which they earn revenues or incur expenditure in their operations with each other. No discrete financial information is produced for these functional lines. The Group’s chief operating decision-maker is ultimately responsible for entity-wide resource allocation decisions and evaluates the performance of the Group on a Group-wide basis. The Company has completed two acquisitions during the current fiscal year which are in the same line of business. As of the end of the fiscal year, the Company is undergoing integration efforts to consolidate these businesses and products into the RhythmOne business model such that separate management financial data on these entities is not meaningful and will not generally be maintained post integration efforts. Acquired businesses immediately benefit from the primary function lines noted above and their products and services are enhanced by the inclusion of RhythmOne technology, functionality and the Group’s wider sales channels to the market.

The Group operates a global Internet business and its commercial activity is not generated from distinguishable geographic origins. Although the Group has operations in several geographic locations, no discrete financial performance information is maintained on a regional basis because of the globally distributed nature of the revenues and high degree of functional integration among the different geographic locations. Consequently, decisions around the allocation of resources are not determined on a regional basis and the chief operating decision-maker does not assess the Group’s performance on a geographic basis. Consequently, the Group’s chief operating decision maker reviews financial information for the Group as a whole, determining where to allocate resources and drive business forward by examining consolidated results.

The Group’s business is based on the principle of facilitating free access to content via an advertising-supported distribution model and its revenues are derived from online advertising. The Group applies its technology across a set of standard and inter-related products to connect its audience with contextually relevant advertising. Advertisers select from several product types which are priced on different pricing schemes. Each of the products generates revenues from a mix of the various pricing methodologies. There is considerable overlap among the products and advertisers and it is not meaningful to separate the revenues by primary pricing scheme or product. Consequently, separate financial information is not reviewed by the chief operating decision-maker for the various products to assess their performance or for the purpose of resource allocation decisions and therefore no separate operating or reportable segments have been identified in accordance with IFRS 8 “Operating Segments”. IFRS 8 also requires information on any customer who accounts for 10% or more of the combined revenue. There is one customer who accounts for 18.48% of the combined current year revenue (2017: one customer accounted for 23.62% of combined revenue).

Geographical analysis of the Group’s revenues, including analysis between the Group’s country of domicile and other countries, is not disclosed under IFRS 8 as customers are primarily based in the U.S. with a small proportion being based in other international jurisdictions. The Geographical location of the non-current assets is primarily within the US.

As required in accordance with IAS 18 “Revenue” an analysis of the Group’s revenue is as follows:

	YEAR ENDED MARCH 31, 2018 $000’s	YEAR ENDED MARCH 31, 2017 $000’s	YEAR ENDED MARCH 31, 2016 $000’s
CONTINUING OPERATIONS
Rendering of services	255,073	149,025	116,058

6	Discontinued Operations

On March 31, 2017, the Company discontinued its Non-Core business operations. This included ceasing the operations of its consumer business activities and the sale of certain assets and specific liabilities of Prime Visibility Media Group (“PVMG”). The results of these operations are presented as discontinued operations in the Group’s Income Statement. Management committed to a plan to discontinue Non-Core operations and sell certain assets and specific liabilities of PVMG in February 2017 and the disposals were finalized on March 31, 2017. There have been no discontinued operations for the year ended March 31, 2018. Results of the discontinued operations for the years ended March 31, 2017 and 2016 are as follows:

	YEAR ENDED MARCH 31, 2018 $000’s	YEAR ENDED MARCH 31, 2017 $000’s	YEAR ENDED MARCH 31, 2016 $000’s
Revenue	—	26,356	50,657
Cost of revenue	—	(13,779)	(27,750)
Operating expenses	—	(13,480)	(40,007)
Loss before tax and loss on other items	—	(903)	(17,100)
Finance expense	—	—	(3)
Loss on disposition of assets	—	(3,858)	—
Loss before income taxes	—	(4,761)	(17,103)
Income tax (charge) credit	—	—	377
Loss from discontinued operations	—	(4,761)	(16,726)

	CENTS	CENTS	CENTS
LOSS PER SHARE ATTRIBUTABLE TO RHYTHMONE PLC
BASIC	—	(1.13)	(4.15)
DILUTED	—	(1.13)	(4.15)

Cash Flows from / (used in) Discontinued Operations:

	YEAR ENDED MARCH 31, 2018 $000’s	YEAR ENDED MARCH 31, 2017 $000’s	YEAR ENDED MARCH 31, 2016 $000’s
Net cash from (used in) operating activities	—	(776)	5,439
Net cash from (used in) investing activities	—	948	(206)
Net cash used in financing activities	—	(438)	(5,791)
Net cash used in discontinued operations	—	(266)	(558)

Consideration Received for sale of Certain assets and Specific Liabilities of PVMG:

MARCH 31, 2017 $000’s
Consideration received from the purchaser:
Cash consideration received	1,064
Deferred sales proceeds(a)	2,450
Total Consideration Received	3,514

a)

The acquirer issued an unsecured promissory note to the Company which is repayable in annual installments of $0.8 million through March 31, 2020 and bears interest at 6% per annum. The Company has received $0.8 million of the promissory note during the year ended March 31, 2018. There is still $1.6 million outstanding to be collected.

Details of the net assets and liabilities of PVMG disposed of are as follows:

MARCH 31, 2017 $000’s
Assets disposed of:
Prepaid expenses	14
Property plant and equipment	15
Intangible assets	922
Goodwill	6,121
Total Assets Disposed Of	7,072

loss on disposition of assets and liabilities of PVMG:

MARCH 31, 2017 $000’s
Consideration received	3,514
Transaction costs	(300)
Net assets of PVMG disposed of	(7,072)
Total Loss on Disposition	(3,858)

Net cash inflow on disposal of PVMG:

MARCH 31, 2017 $000’s
Consideration received, satisfied in cash	1,064
Transaction costs	(300)
Net Cash Inflow on Disposition	764

7	BUSINESS COMBINATIONs

PERK, INC.

On January 19, 2017, the Company acquired 100% of the issued and outstanding shares of Perk, Inc. (“Perk”), a Waterloo, Ontario, Canada based innovator in rewarded video for mobile devices for consideration of $43.7 million. The acquisition accelerates the Company’s strategy to build a unified programmatic platform with unique audiences of uniform quality at scale. Through Perk, RhythmOne plc gains access to a number of premium consumer mobile apps and web properties, adding exclusive inventory to the Company’s supply side portfolio, as well as strategic demand relationships. The Company issued 8,823,541 of its ordinary shares with a value of $43.7 million in consideration for the acquisition.

The acquisition was accounted for using the acquisition method in accordance with IFRS 3, Business Combinations, with the results of operations consolidated with those of the Company effective January 19, 2017. Transaction costs of $0.9 million were recorded in transaction costs within net loss.

The acquisition incrementally added $13.1 million of revenue to the Group in the current fiscal year and generated a loss before tax of $0.5 million. If the acquisition had been completed on the first day of the financial year, Group revenues for the period would have been $234 million and loss before tax would have been $21.5 million.

The allocation of the purchase price is as follows after management finalized the acquisition accounting:

$000’s
PURCHASE CONSIDERATION
Consideration in the Company’s shares (8,823,541 ordinary shares)	43,697
ASSETS
Current assets
Cash	10,229
Trade accounts receivable	10,255
Other receivables	1,753
Property plant and equipment	630
Software	99
Trade names and trademarks	5,400
Technology related assets	4,700
Customer relationships & user base	9,700

LIABILITIES
Current liabilities
Trade and other payables	(9,058)
Term loans	(832)
Provisions	(300)
Income tax payable	(953)
Term loans	(675)
Deferred tax liabilities	(4,695)
FAIR VALUE OF NET IDENTIFIABLE ASSETS AND LIABILITIES ASSUMED	26,253
GOODWILL	17,444

The fair value of the financial assets includes trade accounts receivables with a fair value of $10.3 million and a gross contractual value of $10.3 million. The best estimate at acquisition date of the contractual cash flows not to be collected is $0 or nil. The goodwill of $17.4 million arising from the acquisition was attributable to the assembled workforce of the acquired business and synergies expected to arise post acquisition and integration of the business. None of the goodwill recognized is expected to be deductible for tax purposes. Management determined the valuation of the acquired intangibles and goodwill balances with the assistance of an independent valuator.

RadiumOne, Inc.

On June 26, 2017, the Group acquired certain assets of a leading data-driven marketing platform and related liabilities from RadiumOne, a San Francisco, California based company for a consideration of $20.4 million. The consideration includes $8.9 million in cash and $11.5 million of deferred consideration. At the date of acquisition, there was variability whether the deferred consideration would be settled in cash or shares and as a result this was classified as a financial liability. As of September 30, 2017, this uncertainty has been resolved and it was clear the deferred consideration would be settled by RhythmOne plc issuing its shares. On this basis, the deferred consideration was revalued at this date based on the Company shares’ market price and it was then reclassified to shares to be issued within equity as it would be settled by RhythmOne plc’s shares. The resulting $3.1 million profit on revaluation has been recognized as other income within exceptional costs.

The acquisition has been accounted for using the acquisition method in accordance with IFRS 3, Business Combinations, with the results of operations consolidated with those of the Group effective June 26, 2017. Under this method, the assets acquired and liabilities assumed have been recorded on preliminary estimates of fair value. The fair value table below has been based on available management information and work is continuing in respect of the fair value exercise. The transaction costs of $1.9 million were recorded in exceptional costs within net loss for the year ended March 31, 2018.

The acquisition incrementally added $53.9 million of revenue to the Group in the current year and generated a loss before tax of $6.0 million. If the acquisition had been completed on the first day of the financial year, Group revenue for the year would have been $274.5 million and loss before tax would have been $27.8 million.

The provisional allocation of the purchase price as follows is subject to change once management has finalized the acquisition accounting:

$000’s
Property plant and equipment	3,282
Intangible assets - tradename	900
Intangible assets - software technology	6,100
Intangible assets - customer relationships	4,200
Intangible assets - favorable lease	100
Other assets	3,497
Cash and cash equivalents	4,455
Trade receivables	22,863
Credit facility	(14,431)
Trade and other payables	(21,189)
Deferred tax liability	(436)
Provisional fair value of net identifiable assets and liabilities assumed	9,341
Goodwill	11,066
Total consideration	20,407
Satisfied by:
Cash	8,944
Deferred consideration	11,463
Total consideration transferred	20,407
Net cash outflow arising on acquisition:
Cash consideration	8,944
Less cash and cash equivalents acquired	(4,455)
Total net cash outflow arising on acquisition	4,489

The provisional fair value of the financial assets includes trade accounts receivables with a gross contractual value of $24.2 million. The best estimate of the contractual cash flows not to be collected is $1.4 million. The goodwill of $11.1 million arising from the acquisition was primarily attributable to the assembled workforce of the acquired business and synergies expected to arise post-acquisition and integration of the business. Subsequent to the close, the Company paid off the $14.4 million credit line with Comerica bank. Certain intangible assets and goodwill balances are expected to be deductible for tax purposes over a period of 15 years. Management determined the valuation of the acquired intangibles and goodwill balances with the assistance of an independent valuator.

YuMe, Inc.

On February 2, 2018, the Group acquired 100% of the issued and outstanding shares of YuMe, Inc. (YuMe), a Redwood City, California based company for a consideration of $163.4 million which consisted of $61.6 million in cash consideration and 26,048,596 of RhythmOne’s ordinary shares issued with a value of $100.9 million and $0.9 million due to the settlement of a pre-existing relationship.

The acquisition accelerated RhythmOne’s strategy to build a unified programmatic platform with unique audiences of differentiated quality at scale. Through YuMe, the Company gains access to a leading data driven advertising platform, premium video and connected TV inventory, unique consumer insights, cross-screen targeting technology and established demand relationships.

The acquisition has been accounted for using the acquisition method in accordance with IFRS 3, Business Combinations, with the results of operations consolidated with those of the Group effective February 2, 2018. Under this method, the assets acquired and liabilities assumed have been recorded on preliminary estimates of fair value. The fair value table below has been based on available management information and work is continuing in respect of the fair value exercise. The transaction costs of $8.6 million were recorded in exceptional costs within net loss for the year ended March 31, 2018.

The acquisition incrementally added $16.9 million of revenue to the Group in the current year and generated a loss before tax of $2.8 million. If the acquisition had been completed on the first day of the financial year, Group revenue for the year would have been $373.3 million and loss before tax would have been $36.9 million.

The provisional allocation of the purchase price as follows is subject to change once management has finalized the acquisition accounting:

$000’s
Property plant and equipment	6,944
Intangible assets - tradename	1,200
Intangible assets - software technology	15,900
Intangible assets - customer relationships	26,600
Intangible assets - favorable lease	1,418
Other assets	5,067
Cash and cash equivalents	42,487
Trade receivables	37,940
Trade and other payables	(37,241)
Net deferred tax liability	(1,128)
Provisional fair value of net identifiable assets and liabilities assumed	99,187
Goodwill	64,245
Total consideration	163,432
Satisfied by:
Settlement of pre-existing trading relationships	950
Cash	61,569
Share consideration	100,913
Total consideration transferred	163,432
Net cash outflow arising on acquisition:
Cash consideration	61,569
Less cash and cash equivalents acquired	(42,487)
Total net cash outflow arising on acquisition	19,082

The provisional fair value of the financial assets includes trade accounts receivables with a fair value and gross contractual value of $40.8 million. The best estimate of the contractual cash flows not to be collected is $2.5 million. The goodwill of $64.2 million arising from the acquisition was primarily attributable to the assembled workforce of the acquired business and synergies expected to arise post-acquisition and integration of the business. No intangible assets and goodwill balances are expected to be deductible for tax purposes. Management determined the valuation of the acquired intangibles and goodwill balances with the assistance of an independent valuator.

8	LOSS FOR THE YEAR

Loss for the year is stated after charging:

	YEAR ENDED MARCH 31, 2018 $000’s	YEAR ENDED MARCH 31, 2017 $000’s	YEAR ENDED MARCH 31, 2016 $000’s
Net foreign exchange (gains) / losses	(1,012)	66	3
Operating lease payments (see note 26)	3,207	2,992	3,461
Research and development costs (excluding amortization and depreciation)	26,201	22,668	16,198
Depreciation of property, plant and equipment: (see note 16)
Owned	3,403	535	1,050
Leased	822	1,201	1,122
Amortization of intangibles: (see note 15)
Relationships with customers & publishers	6,872	3,882	8,994
Purchased technology	3,852	932	6,525
Capitalized development costs	2,077	2,089	6,837
Trade names, trademarks and patents	1,140	896	1,016
Software licenses	619	673	657
Other	61	—	—
Loss on disposal of property and equipment	432	82	56
Acquisition and exceptional costs (see note 29) (a)	16,238	5,245	47,192
Staff costs (see note 10)	58,638	38,830	45,588
Impairment loss recognized on trade receivables (see note 18)	686	495	585

a)	Relating to year ended March 31, 2017, exceptional costs included $5.2 million from continuing operations and $3.9 million from discontinued operations.

9	AUDITOR’S REMUNERATION

The analysis of auditor’s remuneration is as follows:

	YEAR ENDED MARCH 31, 2018 $000’s	YEAR ENDED MARCH 31, 2017 $000’s	YEAR ENDED MARCH 31, 2016 $000’s
Fees payable to the Company’s auditors for the audit of the Parent Company and Consolidated annual financial statements	705	440	394
Fees payable to the Company’s auditors and their associates for other services to the Group:
Audit related assurance services	270	64	70
Tax advisory services	10	—	145
Other assurance services	2,579	—	—
Other non-audit services	63	—	—
Transaction related services	312	156	—
Total Fees	3,939	660	609

10	STAFF COSTS

The average monthly number of employees (including Directors) and related staff costs for continuing and discontinued operations was:

	YEAR ENDED MARCH 31, 2018 $000’s	YEAR ENDED MARCH 31, 2017 $000’s	YEAR ENDED MARCH 31, 2016 $000’s
Sales and marketing	285	154	185
Research and development	134	88	85
Administration and operations	55	41	45
TOTAL	474	283	315

	YEAR ENDED MARCH 31, 2018 $000’s	YEAR ENDED MARCH 31, 2017 $000’s	YEAR ENDED MARCH 31, 2016 $000’s
Wages and salaries	51,468	31,686	36,066
Share-based compensation	2,164	2,015	4,415
Social Security costs	4,301	2,138	2,579
Other pension costs	145	1	5
Staff Costs - Direct	58,078	35,840	43,065
Other employee benefits and costs	4,999	3,695	4,291
Costs allocated to internally-generated assets	(4,439)	(705)	(1,768)
INCLUDED IN LOSS FOR THE YEAR	58,638	38,830	45,588

11	finance INCOME AND EXPENSE from continuing operations

	YEAR ENDED MARCH 31, 2018 $000’s	YEAR ENDED MARCH 31, 2017 $000’s	YEAR ENDED MARCH 31, 2016 $000’s
Interest income on cash and cash equivalents	375	631	256
Interest expense on credit facility and term loan	(330)	—	—
Interest expense on obligations under finance leases	(237)	(266)	(198)
TOTAL (EXPENSE) / INCOME	(192)	365	58

12	INCOME TAX CHARGE / (CREDIT)

	YEAR ENDED MARCH 31, 2018 $000’s	YEAR ENDED MARCH 31, 2017 $000’s	YEAR ENDED MARCH 31, 2016 $000’s
Current tax	2,019	352	(1,864)
Deferred tax	(11,034)	(1,213)	210
TAX CREDIT	(9,015)	(861)	(1,654)

Changes to the UK corporation tax rates were substantively enacted as part of Finance Bill 2015 (on October 26, 2015) and Finance Bill 2016 (on September 7, 2016). These include reductions to the main rate to reduce the rate to 19% from April 1, 2017 and to 17% from April 1, 2020. Deferred taxes at the balance sheet date have been measured using these enacted tax rates and reflected in these financial statements.

The credit for the year can be reconciled to the loss per the income statement as follows:

	YEAR ENDED MARCH 31, 2018 $000’s	YEAR ENDED MARCH 31, 2017 $000’s	YEAR ENDED MARCH 31, 2016 $000’s
Loss before tax	(22,890)	(14,890)	(77,181)
Tax at UK corporation rate of 19% (2017: 20%)	(4,336)	(2,978)	(15,437)
Adjustment for overseas tax rate	(4,557)	24,741	(12,127)
Tax effect of expense not deductible in determining taxable profit / (loss)	7,834	444	1,392
Recognition of previously unrecognized deferred tax asset	(18,354)	(23,852)	—
Deferred tax not recognized	—	—	13,794
Reduced tax in subsidiaries operating in other jurisdictions	—	—	(1,103)
Impact of share-based payments	—	368	1,141
Adjustment in respect to prior years	—	416	(3,064)
Non-deductible impairment expense	—	—	13,750
Tax reform – Tax rate change	9,829	—	—
Tax reform – Section 965 transition tax	569	—	—
TAX CREDIT	(9,015)	(861)	(1,654)

The effect of the U.S. Tax Reform results in a tax charge amounting to $10.4 million. This includes the impact of the tax rate change ($9.8 million) and the transition tax ($0.6 million).

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the “Act”) was signed into law making significant changes to the Internal Revenue Code. Changes include, but are not limited to, a U.S. corporate tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017, eliminating the corporate alternative minimum tax (“AMT”) and changing how existing AMT credits can be realized, the transition of U.S. international taxation from a worldwide tax system to a territorial system, and a one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings as of December 31, 2017.

The Act reduces the U.S. corporate tax rate to 21%, effective January 1, 2018. Consequently, the Company has recorded a decrease in net deferred tax assets of $9.8 million, with a corresponding increase in recognition of previously unrecognized deferred tax asset.

13	EARNINGS PER SHARE

On September 25, 2017, the Company consolidated its outstanding ordinary shares on the basis of one new ordinary share for every ten existing ordinary shares and therefore the earnings per share calculation reflect the impact of the share capital consolidation on a retroactive basis. Refer to note 22 which outlines further details on the share consolidation.

	YEAR ENDED MARCH 31, 2018 $000’s	YEAR ENDED MARCH 31, 2017 $000’s	YEAR ENDED MARCH 31, 2016 $000’s
LOSS
Loss used in calculation of basic and diluted earnings per share	(13,875)	(18,790)	(92,253)
Loss used in calculation of basic and diluted earnings per share from continuing operations	(13,875)	(14,029)	(75,527)

	SHARES	SHARES	SHARES
NUMBER OF SHARES
Weighted average number of shares for the purpose of basic earnings per share	54,122,562	42,260,692	40,319,876
Weighted average number of shares for the purpose of diluted earnings per share	54,122,562	42,260,692	40,319,876

In accordance with IAS 33 “Earnings per share” as the Group generated a loss for the year, the inclusion of potentially dilutive options and shares to be issued would have an antidilutive effect on the loss per share for the year. The impact of these has therefore been excluded from the calculation for the years ended March 31, 2018 and 2017.

14	GOODWILL

The Group tests goodwill for impairment annually or more often if there are indications that it may be impaired. The carrying amount of goodwill has been allocated between the CGUs:

	AS OF MARCH 31, 2016 $000’s	ACQUISITION AND DISPOSAL ADJUSTMENTS $000’s	RECLASSIFICATION $000’s	AS OF MARCH 31, 2017 $000’s
RhythmOne	21,086	—	10,000	31,086
AdKarma	10,000	—	(10,000)	—
PVMG	6,121	(6,121)	—	—
Perk	—	17,444	—	17,444
Total	37,207	11,323	—	48,530

	AS OF MARCH 31, 2017 $‘000	ACQUISITION AND DISPOSAL ADJUSTMENTS $000’s	AS OF MARCH 31, 2018 $‘000
RhythmOne	31,086	—	31,086
Perk	17,444	—	17,444
RadiumOne	—	11,066	11,066
YuMe	—	64,245	64,245
Total	48,530	75,311	123,841

During FY2017, RhythmOne plc consolidated certain products, infrastructure, sales and marketing efforts under its trade name, RhythmOne. The AdKarma CGU was consolidated with RhythmOne resulting in the goodwill associated with AdKarma being reclassified to the RhythmOne CGU. In addition, the Company disposed of the PVMG asset.

The key assumptions for the value in use calculations are those regarding the discount rates, revenue growth rates, operating expenses and terminal growth rate. The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next five years and extrapolates cash flows into perpetuity using a terminal growth rate. The cash flow forecasts were prepared using an average revenue growth rate per year for RhythmOne, Perk, RadiumOne and YuMe were 5.4%, 3.6%, 6.2% and 5.5%, respectively. This is in addition to a 20% average reduction in costs across all CGUs in the year ended March 31, 2019. The cash flows beyond the five year period are extrapolated into perpetuity using a terminal growth rate of 2% (2017: 2%). This rate is based on an estimated long-term growth rate for the industry and countries in which the Company operates, and does not exceed the average long-term growth rate for the relevant markets based on the historical Consumer Price Index in the United States. The assumptions for growth rates are based on past experience of each CGUs trading performance and are consistent with industry analyst expectations. The assumptions used differ between CGUs, reflecting the differences in products, customers and suppliers between each CGU.

The pre-tax rate used to discount the forecast cash flows is 18.6% (2017: 21.6%) for all CGUs. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs.

The recoverable amount for YuMe CGU exceeds its carrying amount by $15.0 million. The relatively lower headroom is caused by the fact that YuMe was acquired shortly before the year-end. The headroom is primarily sensitive to the annual revenue growth assumption of 5.5% as a lower revenue growth rate of 4.2% would lead to an impairment.

15	INTANGIBLE ASSETS

	RELATIONSHIPS WITH CUSTOMERS & PUBLISHERS $000’s	PURCHASED TECHNOLOGY $000’s	CAPITALIZED DEVELOPMENT COSTS $000’s	TRADENAMES, TRADEMARKS & PATENTS $000’s	SOFTWARE LICENSES $000’s	Other $000’s	TOTAL $000’s
COST
At March 31, 2016	39,180	17,814	17,820	10,211	6,848	—	91,873
Additions	—	—	3,266	—	—	—	3,266
Acquired on acquisition of subsidiary	9,700	4,700	—	5,400	99	—	19,899
Disposed through disposition of subsidiary	(1,100)	—	—	(2,150)	(1,088)	—	(4,338)
At March 31, 2017	47,780	22,514	21,086	13,461	5,859	—	110,700
Additions	—	—	6,520	—	72	—	6,592
Disposals	(7,571)	(4,074)	(203)	(104)	(30)	—	(11,982)
Acquired on acquisition of subsidiary	30,800	22,000	—	2,100	—	1,518	56,418
At March 31, 2018	71,009	40,440	27,403	15,457	5,901	1,518	161,728

ACCUMULATED AMORTIZATION
At March 31, 2016	(24,078)	(16,707)	(14,105)	(7,095)	(5,688)	—	(67,673)
Amortization	(3,882)	(932)	(2,089)	(896)	(673)	—	(8,472)
Disposed through disposition of subsidiary	1,100	—	—	1,228	1,088	—	3,416
At March 31, 2017	(26,860)	(17,639)	(16,194)	(6,763)	(5,273)	—	(72,729)
Amortization	(6,872)	(3,852)	(2,077)	(1,140)	(619)	(61)	(14,621)
Disposal	7,571	4,074	203	104	30	—	11,982
At March 31, 2018	(26,161)	(17,417)	(18,068)	(7,799)	(5,862)	(61)	(75,368)

NET BOOK VALUE
At March 31, 2017	20,920	4,875	4,892	6,698	586	—	37,971
At March 31, 2018	44,848	23,023	9,335	7,658	39	1,457	86,360

16	PROPERTY, PLANT AND EQUIPMENT

	COMPUTER EQUIPMENT $000’s	FIXTURES, FITTINGS AND OFFICE EQUIPMENT $000’s	LEASEHOLD IMPROVEMENTS $000’s	TOTAL $000’s
COST
At March 31, 2016	8,841	1,829	1,062	11,732
Additions	2,112	229	53	2,394
Acquired upon acquisition of subsidiary	323	58	249	630
Disposals	(1,050)	(665)	(354)	(2,069)
Disposed of upon disposition of subsidiary	—	(114)	(20)	(134)
Exchange differences	(55)	—	—	(55)
At March 31, 2017	10,171	1,337	990	12,498
Additions	2,044	129	—	2,173
Disposals	(2,510)	(678)	(560)	(3,748)
Acquired upon acquisition of subsidiary	9,010	790	426	10,226
Exchange differences	44	—	—	44
At March 31, 2018	18,759	1,578	856	21,193

ACCUMULATED DEPRECIATION
At March 31, 2016	(6,311)	(1,479)	(584)	(8,374)
Depreciation	(1,389)	(194)	(153)	(1,736)
Disposals	1,036	665	302	2,003
Disposed of upon disposition of subsidiary	—	103	15	118
Exchange differences	47	—	—	47
At March 31, 2017	(6,617)	(905)	(420)	(7,942)
Depreciation	(3,896)	(259)	(70)	(4,225)
Disposals	2,460	592	264	3,316
Exchange differences	(33)	—	—	(33)
At March 31, 2018	(8,086)	(572)	(226)	(8,884)

NET BOOK VALUE
At March 31, 2017	3,554	432	570	4,556
At March 31, 2018	10,673	1,006	630	12,309

The carrying value of assets under finance leases at March 31, 2018 was $5.9 million (2017: $2.8 million), all of which is included in Computer Equipment.

The Group’s obligations under finance leases are typically secured by the assets to which the lease relates.

17	SUBSIDIARIES

Name of company	Nature of business	Proportion of allotted share capital held (directly or indirectly)	Principal Place of Business	Country of registration
RhythmOne (US) Holdings, Inc.	Holding company	100% –Directly held	108 West 13th Street, Wilmington DE 19801	United States

RhythmOne, LLC	Trading company	100% – Indirectly held	601 Montgomery St, Suite 1600, San Francisco, CA 94111	United States

Blinkx(Canada), Inc.	Trading company	100% – Directly held	3500 Maisonneuve West, Westmount, QC H3Z 3C1	Canada

Perk, Inc.	Holding company	100% – Indirectly held	150 Caroline Street Waterloo, ON H3Z 0A5	Canada

Perk.com U.S. Inc.	Trading company	100% – Indirectly held	720 Brazos Street Austin, TX 78701	United States

Perk.com Canada Inc.	Trading company	100% – Indirectly held	150 Caroline Street Waterloo, ON H3Z 0A5	Canada

Perk.com Software Private Limited	Trading company	100% – Indirectly held	No. 95 Koramangala, 4th Block, S.T. Bed, Bangalore 560034	India

YuMe, Inc. (US)	Holding company	100% – Directly held	1204 Middlefield Road, Redwood City, CA 94063	United States

YuMe Holdings	Trading company	100% – Indirectly held	1204 Middlefield Road, Redwood City, CA 94063	United States

YuMe Germany GmBH	Trading company	100% – Indirectly held	Osborne Clarke, Reeperbahn 1, Tanzende, Turme 20 Stock, 20359 Hamburg	Germany

YuMe Digital Advertising HK	Trading company	100% – Indirectly held	11H, Block 1, Queen’s Terrace, 1 Queen’s Street, Sheung Wan	Hong Kong

YuMe Spain SL	Trading company	100% – Indirectly held	Torre Europa Paseo de la Castallana, 95-15 Madrid, 28046	Spain

YuMe Europe Ltd	Trading company	100% – Indirectly held	20 Garrick Street, Covent Garden London WC2E 9BT	United Kingdom

YuMe Advertising Private LTD	Trading company	100% – Indirectly held	11H, Block 1, Queen’s Terrace, 1 Queen’s Street, Sheung Wan	Hong Kong

YuMe Advertising (China) Co Ltd.	Trading company	100% – Indirectly held	9F, Tower 12, KIC III, No. 333, Songhu Road, Yangpu District, Shanghai 00433	China

YuMe Digital Advertising Mexico S De RL De Cv	Trading company	100% – Indirectly held	Avenida Patriotismo 229 pisos 7 y 8 oficina 221, San Pedro de los Pinos, Benito Juanez, 03800 Mexico City	Mexico

YuMe Chile SpA	Trading company	100% – Indirectly held	El Bosque Norte 0134, 7th Floor, Las Condes	Chile

YuMe Advertising Private LTD	Trading company	100% – Indirectly held	Ascendes International Tech Park, Unit 8, 4th Floor Pinnacle block, Taramani, Chennai	India

R1Demand, LLC (US)	Trading company	100% – Directly held	601 Montgomery St, Suite 1600, San Francisco, CA 94111	United States

RadiumOne UK Ltd (UK)	Trading company	100% – Indirectly held	20 Garrick Street, Covent Garden London WC2E 9BT	United Kingdom

RadiumOne SARL (France)	Trading company	100% – Indirectly held	112 ter Rue Cardinet Paris 75017	France

RadiumOne S.R.L. (Italy)	Trading company	100% – Indirectly held	Via Copernico, 38 20124 Milano	Italy

RadiumOne Netherlands	Trading company	100% – Indirectly held	Kapelplien 8 2587BE’s s Gravenhage	Netherlands

RadiumOne Singapore Pte. Ltd.	Trading company	100% – Indirectly held	1 Keog Saik Road Singapore 089109	Singapore

RadiumOne Pty Ltd. (Aus)	Trading company	100% – Indirectly held	403/83 Kippax Street, Surry Hills Sydney, NSW 2010	Australia

18	OTHER RECEIVABLES AND RESTRICTED CASH

	AS OF MARCH 31, 2018 $000’s	AS OF MARCH 31, 2017 $000’s
CURRENT ASSETS
Trade receivables	89,345	42,413
Sales and doubtful debts allowance	(4,552)	(943)
NET TRADE RECEIVABLES	84,793	41,470
Other receivables and deposits	2,369	1,753
Prepayments	5,246	1,680
Restricted cash amounts	35,000	—
OTHER RECEIVABLES	42,615	3,433
NON CURRENT ASSETS
Other receivables	2,200	1,804
Restricted cash amounts	727	2,882
OTHER RECEIVABLES AND RESTRICTED CASH	2,927	4,686

The average credit period taken on sales is 79 days (2017: 67 days).

Refer to the financial instruments note 28 for information on credit risk.

Movement in the allowance for doubtful debts is as follows:

	AS OF MARCH 31, 2018 $000’s	AS OF MARCH 31, 2017 $000’s
Balance at beginning of the Period	943	1,421
Receivables written off during the year as uncollectible	(1,068)	(973)
Allowance related to beginning balances of acquired subsidiaries	3,991	—
Provision for receivables impairment	686	495
Balance at end of the Period	4,552	943

Aging of Past Due but Not Impaired Receivables

As of March 31, 2018, trade receivables of $32.6 m (2017: $5.9 million) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The aging analysis of these trade receivables is as follows:

	AS of MARCH 31, 2018 $000’s	AS of MARCH 31, 2017 $000’s
1 – 90 days	26,578	5,399
in excess of 90 days	6,071	547
Total past due but not impaired	32,649	5,946

Aging of Past Due and Impaired Receivables

As of March 31, 2017, trade receivables of $4.6 million (2017: $0.9 million) were impaired. The aging of these receivables is as follows:

	AS OF MARCH 31, 2018 $000’s	AS OF MARCH 31, 2017 $000’s
1 – 90 days	162	5
in excess of 90 days	4,390	938
Total past due and impaired	4,552	943

The Directors have considered the credit quality of assets neither past due nor impaired and do not consider further credit provision is required in excess of the allowance for sales and doubtful debts. No interest has been charged for overdue debts in the period.

The Directors consider that the carrying amount of trade and other receivables approximates their fair value.

(ii)	Cash and Cash Equivalents

Cash and cash equivalents comprise cash held by the Group and short-term bank deposits with an original maturity of one month or less. The carrying amount of these assets approximates their fair value.

(iii)	Restricted Cash

Restricted cash of $0.7 million within non-current assets represents deposits with financial institutions as a condition of certain property leases and restricted cash of $35.0 million within current assets represents cash collateral against the term loan which was utilized to fund a portion of the cash consideration related to the YuMe transaction The non-current asset classification is due to the cash not being immediately accessible by the Group due to the long-term nature of the leases. The current asset classification is due to the short-term nature of the term loan.

19	MARKETABLE SECURITIES

	AS OF MARCH 31, 2018 $000’s	AS OF MARCH 31, 2017 $000’s
Balance at beginning of the Period	55,866	60,264
Additions	—	631
Withdrawal	(55,874)	(5,002)
Net gain / (loss) transfer to equity	8	(27)
Balance at the end the Period	—	55,866
Less non-current portion	—	(22,864)
Current portion	—	33,002

Marketable securities include the following:

	AS OF MARCH 31, 2018 $000’s	AS OF MARCH 31, 2017 $000’s
Listed securities:
Corporate and government debt instruments	—	55,063
Certificates of deposit	—	803
TOTAL	—	55,866

The maximum exposure to credit risk at the reporting date is the carrying value of the debt securities classified as marketable securities. The Group has sold all its marketable securities during the year.

None of these financial assets are either past due or impaired.

20	DEFERRED TAX

Deferred tax is calculated in full on temporary differences under the liability method using the substantively enacted tax rates of the jurisdictions in which the temporary differences are expected to reverse.

(i)	Recognized Deferred Tax Assets / Liabilities

Deferred tax assets have been recognized in respect of tax losses and other deductible temporary differences where it is probable that these assets will be recovered.

The movements in deferred tax assets and liabilities (including offsetting of balances within the same jurisdiction as permitted under IAS 12) during the period is shown below. Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and there is an intention to settle the balances net.

	ASSETS MARCH 31, 2018 $000’s	ASSETS MARCH 31, 2017 $000’s	LIABILITIES MARCH 31, 2018 $000’s	LIABILITIES MARCH 31, 2017 $000’s	NET MARCH 31, 2018 $000’s	NET MARCH 31, 2017 $000’s
Property, plant and equipment and intangible assets	(2,987)	(4,606)	18,186	3,422	15,199	(1,184)
Tax credit and losses carry forward	(37,655)	(13,080)	—	—	(37,655)	(13,080)
Share-based payments	(53)	(583)	—	—	(53)	(583)
Other deductible temporary differences	(2,369)	(1,002)	—	441	(2,369)	(561)
Deferred tax (assets) / liabilities	(43,064)	(19,271)	18,186	3,863	(24,878)	(15,408)
Offset tax	13,774	—	(13,774)	—	—	—
Net deferred tax (assets) / liabilities	(29,290)	(19,271)	4,412	3,863	(24,878)	(15,408)

There is an unrecognized deferred tax asset arising from unrecognized temporary differences of $1.1 million (2017: $25.6 million) which has not been recognized due to insufficient certainty that taxable profits will be available against which this asset could be used.

(ii)	Movement in Temporary Differences

	BALANCE AT MARCH 31, 2017 $000’s	RECOGNIZED IN INCOME $000’s	RECOGNIZED IN GOODWILL $000’s	BALANCE AT MARCH 31, 2018 $000’s
Property, plant and equipment and intangible assets	(1,184)	6,297	10,086	15,199
Tax credit and losses carry-forward	(13,080)	(15,617)	(8,958)	(37,655)
Share-based payments	(583)	530	—	(53)
Other deductible temporary differences	(561)	(2,244)	436	(2,369)
	(15,408)	(11,034)	1,564	(24,878)

The Group has recognized a net deferred tax asset of $24.9 million as of March 31, 2018 (2017: $15.4 million), of which $37.7 million (2017: $13.1 million) relates to available credits and trading losses which are due to expire within the next 15 to 20 years. All recognized trading losses relate to the Group’s U.S. operations, as the Directors do not believe it is more likely than not that the UK and other overseas businesses will be profitable in the foreseeable future.

In relation to the available U.S. trading losses, the Group considers all available evidence to determine whether it is more likely than not that some portion or all of the available deferred tax asset should be recognized. The ultimate utilization of the deferred tax assets is dependent upon the generation of future taxable income. Management considers projected taxable income in assessing the expected utilization of deferred tax assets. In making such judgements, significant weight is given to evidence that can be objectively verified, such as improved profitability and visible market trends. As of March 31, 2018 and 2017, the recognition of the deferred tax assets is deemed to be supported by the future taxable profits of the Group. The key assumption in the Directors’ deferred tax asset model is the revenue growth rate which is disclosed in note 14. Management have determined that following the acquisition of YuMe and RadiumOne all previously unrecognized trading loses should be recognized at March 31, 2018 as all are expected to be utilized within the next three years.

21	OTHER PAYABLES AND PROVISIONS FOR LIABILITIES

Trade and Other Payables

	AS OF MARCH 31, 2018 $000’s	AS OF MARCH 31, 2017 $000’s
CURRENT LIABILITIES
Trade payables	43,273	29,734
Customer deposits	1,112	348
Onerous lease provision	558	907
Term loan	35,000	—
Other accrued liabilities (including the amount of finance leases due within 12 months)	40,242	13,304
Current Liabilities	120,185	44,293
NON-CURRENT LIABILITIES
Deferred tax liability (net of offset tax)	4,412	3,863
Borrowings	9,461	—
Onerous lease provision	628	1,502
Non-current liabilities	4,095	2,228
Non-Current Liabilities	18,596	7,593

Trade creditors and accruals principally comprise amounts outstanding for trade purchases and ongoing costs. The average credit period taken for trade purchases is 89 days (2017: 86 days). No interest has been charged by suppliers in respect of overdue amounts in the year. Other accrued liabilities relate primarily to accrued content, rewards and vacation costs.

Non-current liabilities include deferred rent of $0.7 million (2017: $0.1 million) and obligations under finance leases of $3.4 million (2017: $2.1 million).

Borrowings

On November 8, 2017, RhythmOne and certain of its subsidiaries entered into a senior secured revolving credit facility with Silicon Valley Bank and certain other lenders party thereto pursuant to which certain subsidiaries of RhythmOne may borrow up to $25.0 million of revolving loans. The funds are designed to provide cash resources to support potential strategic initiatives and general corporate purposes. Subject to satisfaction of certain conditions, the total revolving commitments under the Revolving Credit Facility may be increased by an amount not to exceed $75.0 million. This facility bears interest at either Libor plus an applicable margin or the United States Federal Funds effective rate plus 0.5% in addition to an applicable margin. For the period the effective interest rate for this facility was 4.67%. This revolving credit facility matures on November 8, 2020. As of March 31, 2018, the Company had $10.0 million of borrowings from this facility.

Under terms of the credit facility, the Company is required to maintain a minimum adjusted quick ratio metric on a monthly basis and a consolidated adjusted EBITDA measured on a quarterly basis. As of March 31, 2018 the Company was compliant with these covenants.

The debt issuance costs of $0.6 million related to the credit facility have been capitalized and will be amortized over the life of the facility. At March 31, 2018, there was $0.1 million which has been amortized in finance expense and there remains $0.5 million capitalized against the revolving credit facility.

Term Loan

In addition, a Subordinated Loan and Security Agreement was signed, under which Silicon Valley Bank will make available to certain of RhythmOne’s subsidiaries a subordinated loan not to exceed $35.0 million. The obligations of each borrower under the Bridge Facility will be guaranteed on a full and unconditional basis by certain of RhythmOne’s subsidiaries. The subordinated loan matures on June 2, 2018. The loan bears interest at the greater of the Prime Rate less 1.50% and 2.75%, which interest shall be payable monthly. For the period the effective interest rate for this loan was 3.04%.

The Directors consider that the carrying amount of trade payables approximates to their fair value.

The onerous lease provision comprises obligations for future rents payable on properties that are vacant or only partially utilized. These provisions are expected to be utilized by September 30, 2021.

Provisions

	AS OF MARCH 31, 2018 $000’s	AS OF MARCH 31, 2017 $000’s
Balance at beginning of the Period	2,409	705
Additional provision in the year	551	2,159
Utilization of provision	(1,774)	(455)
Balance at end of the Period	1,186	2,409

Obligations under finance lease:

The following table details the Group’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment period.

	AS OF MARCH 31, 2018 $000’s	AS OF MARCH 31, 2017 $000’s
AMOUNTS PAYABLE UNDER FINANCE LEASES
Within one year	2,491	602
In second to fifth years inclusive	3,427	2,165
	5,918	2,767
Less: Amounts due for settlement within 12 months (shown under current liabilities)	(2,491)	(602)
Amounts due for settlement after 12 months	3,427	2,165

For the year ended March 31, 2018, the average effective borrowing rate was 6.8% (2017: 6.6%).

There is no material difference between the minimum lease payment and their present values.

The Group’s obligations under finance leases are typically secured on the assets to which the lease relates.

22	SHARE CAPITAL

	AS OF MARCH 31, 2018 $000’s	AS OF MARCH 31, 2017 $000’s
Issued and fully paid
77,535,770 ordinary shares of 10 pence each (2017: 49,509,394 ordinary shares of 1 pence each)	12,641	8,667

The Company has one class of ordinary share which carry no right to fixed income.

On September 25, 2017 the Company completed a share consolidation following a resolution duly passed at the Company’s Shareholders General Meeting (the “General Meeting”). The share consolidation was effected to bring the number of ordinary shares in issue in line with comparable London Stock Exchange listed companies. The 495,667,540 ordinary shares of £0.01 per share (the “Original Shares”) were consolidated and divided into 49,566,754 new ordinary shares of £0.10 each (the “Consolidated Shares”). The Consolidated Shares have the same rights and are subject to the same restrictions (same as to par value) as the Original Shares.

In the event that the number of Original Shares attributable to a shareholder was not exactly divisible by 10, the consolidation generated an entitlement to a fraction of a Consolidated Share and the Company, pursuant to its articles of association (as amended at the General Meeting), sold the Consolidated Shares representing the fractions on behalf of the selling shareholder for the best price reasonably obtained to any person (including the Company) and distribute the proceeds of sale, in due proportion, among those selling shareholders. In the event that the net proceeds of the sale attributable to a selling shareholder amounted to £5.00 or less, the Company’s board of directors was of the view that, as a result of the disproportionate costs involved in distributing small sums to shareholders, it would not be in the best interests of the Company to distribute such proceeds of sale, which instead were retained for the benefit of the Company.

The number of shares subject to all outstanding options and restricted stock units have been consolidated on the same 10:1 basis, except where the consolidation resulted in rights to acquire fractional Consolidated Shares, the Consolidated Shares were rounded down to the nearest whole Consolidated Share. In the case of options, the per share exercise price payable by option holders on exercise of an option was multiplied by 10 so that the total exercise price payable by each option holder to acquire Consolidated Shares is the same as what the total exercise price payable by each option holder would have been to acquire Original Shares.

During the current year 28,026,376 shares were issued, of which 26,048,596 shares related to the acquisition of YuMe, 1,660,569 shares related to the acquisition of RadiumOne, 255,633 shares related to the exercise of employee share options and 61,578 related to the issuance of restricted stock units (2017: 9,063,107 shares were issued, of which 8,823,541 shares related to the acquisition of Perk, 158,830 shares related to exercise of employee share options and 80,736 shares related to restricted stock units).

23.	CAPITALIZATION AND CAPITAL REDUCTION

On July 25, 2017, RhythmOne Plc capitalized the balance of its merger reserve (reflected in its entity accounts) through issuing one deferred share at a premium. On July 26, 2017, RhythmOne Plc completed a High Court approved capital reduction. A copy of the order confirming the capital reduction has been registered by the Registrar of Companies and as such the capital reduction becomes effective. All share premium, including that created through the capitalization, attaching to the Company’s ordinary shares and the deferred share issued on July 25, 2017 has consequently been cancelled. The purpose of capital reduction was to create distributable reserves to enable the Company to pay dividends or buy back shares in the future.

24	SHARE PREMIUM ACCOUNT

Share Premium $000’s
Balance at March 31, 2016	168,045
Premium arising on issue of equity shares, net of costs	114
Balance at March 31, 2017	168,159
Premium arising on issue of equity shares, net of costs	891
Premium arising on issue of equity shares related to RadiumOne acquisition, net of costs	6,728
Premium arising on issue of equity shares related to YuMe acquisition, net of costs	96,237
Capitalization of merger reserve	58,001
Capital reduction	(226,160)
Balance at March 31, 2018	103,856

25	SHARES TO BE ISSUED AND MERGER RESERVE

The shares to be issued reserve relates to shares that are expected to be issued to RadiumOne and former Burst shareholders. The shares to be issued to RadiumOne Inc. shareholders relates to deferred consideration and will be issued on or around June 26, 2018. The shares related to Burst shareholders is for consideration for those who have not yet submitted the paperwork to effect the exchange of Burst shares for RhythmOne plc shares.

The merger reserve arises in business combinations where shares are issued for greater than 90% of consideration. The difference between the fair value and the nominal value of the shares transferred as consideration is taken to the merger reserve.

26	OPERATING LEASE ARRANGEMENTS

	YEAR ENDED MARCH 31, 2018 $000’s	YEAR ENDED MARCH 31, 2017 $000’s	YEAR ENDED MARCH 31, 2016 $000’s
Lease payments under operating leases recognized as an expense in the year	3,207	2,992	3,461

At the balance sheet date, the Group had outstanding commitments for future minimum lease payments under non-cancelable operating leases, of which it is recovering a portion of the lease payments under non-cancelable sub-lease agreements, which fall due as follows:

	YEAR ENDED MARCH 31, 2018 $000’s	YEAR ENDED MARCH 31, 2017 $000’s
Within one year	7,255	3,140
In the second to fifth years inclusive	16,324	6,740
More than five years	4,235	—
Operating lease obligations	27,814	9,880
Amounts due to be received under non-cancellable sub-lease agreements	6,654	1,103
Operating lease obligations, net of sub-lease amounts	21,160	8,777

Operating lease payments represent rentals payable by the Group for certain of its office properties, computer equipment and software. Lease terms range from one to nine years.

27	SHARE-BASED PAYMENTS AND EQUITY SETTLED SHARE OPTION SCHEMES

On the demerger from Autonomy Corporation plc the Company has established the following share options schemes:

•	The blinkx 2007 Enterprise Management Incentive Plan (the ‘RhythmOne EMI Scheme’)

•	The blinkx US Share Option Plan (the ‘RhythmOne US Plan’)

•	The blinkx Autonomy Employee Discretionary Share Option Scheme 2007 (the ‘Autonomy Discretionary Scheme’)

•	The blinkx Autonomy Employee US Share Option Plan (the ‘Autonomy US Plan’)

•	The 2017 International Equity Incentive Plan (the ‘2017 Equity Plan’)

The RhythmOne EMI Scheme and the RhythmOne US Plan allow for the grant of options over ordinary shares to employees of the Company and its subsidiaries. At the time of demerger two special grants were made under these plans. The first allowed a fully vested grant at nominal value and the second was a grant at nominal value but with a three-year vesting period. Since then grants have been made at market value and with a three or four-year vesting period with options vesting in varying sized tranches over that period. No option may be granted for a term in excess of 10 years. Vested options are exercisable following termination of employment for a period ranging from 40 to 90 days. Vesting criteria are based on continued employment with the Company.

On September 16, 2013, the Board of Directors approved the amendment of RhythmOne Plc US Share Option Plan to allow the grant of Restricted Stock Units to be made under its terms.

On July 3, 2015 the Board of Directors approved the amendment of RhythmOne Plc US Share Option to allow for Market Value Share Options (MVSOs) that vest quarterly with an additional performance component. The equity awards require a minimum stock price threshold for options to vest and have a further accelerated vesting schedule when the stock price reaches a certain predetermined threshold above the stock price at grant.

The Autonomy Discretionary Scheme and the Autonomy US Plan allowed a one-time grant of RhythmOne plc options to certain Autonomy employees who at the time of the demerger had vested Autonomy options. Options granted under this plan were granted at market price and vest over a period of three years. This plan and outstanding options related to this plan expired on May 21, 2017.

On May 21, 2017, the RhythmOne EMI Scheme and the RhythmOne US Plans expired and no future options will be granted under these plans. Options outstanding under these plans will expire 10 years from the date of grant.

On July 14, 2017, the Board of Directors approved the 2017 International Equity Incentive Plan (‘2017 Equity Plan’) which allows for grants of options, RSUs and MVSOs to employees, directors and contractors of the Company and its subsidiaries.

Share-based compensation charges have been charged in the income statement within the following line:

	YEAR ENDED MARCH 31, 2018 $000’s	YEAR ENDED MARCH 31, 2017 $000’s	YEAR ENDED MARCH 31, 2016 $000’s
Operating expenses	2,164	2,015	4,415

The following table summarizes options outstanding at March 31, 2018 and March 31, 2017 relating to the RhythmOne EMI scheme and the RhythmOne US plan. All option exercise prices are quoted in sterling.

The 2017 comparative information has been adjusted to reflect the share consolidation as referred in note 22.

	NUMBER	2018 WEIGHTED AVERAGE (in pound sterling)	NUMBER	2017 WEIGHTED AVERAGE (in pound sterling)	NUMBER	2016 WEIGHTED AVERAGE (in pound sterling)
Outstanding balance at beginning of year	3,047,296	£3.70	2,926,966	£3.80	2,369,015	£5.00
Granted during the year	941,500	3.63	810,250	2.40	1,274,750	2.70
Exercised during the year	(255,382)	2.66	(158,830)	0.70	(25,598)	1.00
Forfeited during the year	(658,166)	3.95	(531,090)	3.50	(691,201)	5.90
Outstanding balance at end of year	3,075,248	3.68	3,047,296	3.70	2,926,966	3.80
Exercisable at end of year	2,057,684	2.62	1,801,393	4.40	1,166,997	5.20

The weighted average share price at the date of exercise for share options exercised during the period was £2.66 (FY2017: £0.70). The options outstanding at March 31, 2018 had a weighted average exercise price of £3.68 (FY2017: £3.70). The weighted average remaining contractual life of the options was 7 years (FY2017: 8 years).

The inputs to the Black-Scholes and Monte Carlo models were as follows:

	2018			2017			2016
Weighted average share price (in pound sterling)		£3.72			£2.50			£2.70
Weighted average exercise price (in pound sterling)		£2.66			£0.70			£1.00
Expected volatility	32	-	57%	39	-	74%	51	-	85%
Expected life (in years)	6	,	10	6	,	10	6	,	10
Risk free rate	2.19	-	2.36%	1.57	-	2.41%	2.17	-	2.37%
Expected dividend		—			—			—

Expected volatility was determined by calculating the historical volatility of the Group’s share price for the last 90 days prior to grant. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

Options were granted on July 14, 2017, August 17, 2017 and December 13, 2017. The weighted average of the fair value of the options granted in the year was £3.63 per share, (2017: £2.40 per share).

The following table summarizes options outstanding as of March 31, 2018 in relation to the Autonomy Discretionary Share Scheme and Autonomy US Plan options.

	NUMBER	2018 WEIGHTED AVERAGE (in pound sterling)	NUMBER	2017 WEIGHTED AVERAGE (in pound sterling)	NUMBER	2016 WEIGHTED AVERAGE (in pound sterling)
Outstanding balance at beginning of year	22,889	£4.50	48,114	£4.50	54,394	£4.50
Lapsed during the year	(22,889)	4.50	(25,225)	4.50	(6,280)	4.50
Outstanding balance at end of year	—	—	22,889	4.50	48,114	4.50
Exercisable at end of year	—	—	22,889	4.50	41,114	4.50

No options were exercised during the year from the Autonomy plan. (2017: No options were exercised during the year from the Autonomy plan). These stock options expire on May 21, 2017. No options were granted during the current or prior period.

The following table summarizes RSUs outstanding as of March 31, 2018 and 2017.

	NUMBER OF RSUs 2018	NUMBER OF RSUs 2017	NUMBER OF RSUs 2016
Outstanding balance at beginning of year	6,667	132,541	293,318
RSUs granted	2,760,500	5,000	—
RSUs vested	(61,578)	(80,736)	(136,750)
RSUs forfeited	(347)	(50,138)	(24,027)
Outstanding balance at end of year	2,705,241	6,667	132,541

RSUs were granted on July 14, 2017, September 2, 2017, January 25, 2018, February 2, 2018 and March 21, 2018 totaling 2,760,500 (2017: 5,000).

The RSUs that vested in fiscal year 2018 were net-share settled such that the Company withheld shares with value equivalent to the employees’ minimum statutory obligation for the applicable income and other employment taxes, and remitted the cash to the appropriate taxing authorities. The weighted average vesting share price during the period was £2.36 (2017: £3.20).

28	FINANCIAL INSTRUMENTS

Capital Risk Management

The Group manages its capital to ensure that entities in the Group will be able to continue operating as a going concern while maximizing shareholder returns. The capital structure of the Group consists of cash and cash equivalents, marketable securities, and equity attributable to equity holders of the parent, comprising issued capital, reserves and retained earnings. The Group’s overall strategy remains unchanged from the prior year. The Group finances its operations through a combination of retained profits and interest received on bank accounts. Management maintains its capital structure and makes adjustments as necessary in light of changes in the economic environment and strategic objectives of the Group, ensuring that there are sufficient liquid resources available to take advantage of opportunities as they arise.

The Group’s capital risk management policies are unchanged from prior year. The Group is not subject to externally imposed capital requirements.

Categories of financial instrument:

	AS OF MARCH 31, 2018 $000’s	AS OF MARCH 31, 2017 $000’s
Financial assets
Loans and receivables:
Cash and cash equivalents	37,331	19,338
Trade receivables	84,793	41,470
Restricted cash and other receivables	40,296	6,439
Available-for-sale:
Marketable securities	—	55,866
Financial assets	162,420	123,113
Financial liabilities (amortized cost):
Provisions	(1,186)	(2,409)
Borrowings	(9,461)	—
Term loan	(35,000)	—
Trade and other payables	(78,045)	(42,343)
Financial liabilities	(123,692)	(44,752)

Financial Risk Management

Management is responsible for monitoring and managing the financial risks relating to the operations of the Group, which include credit risk, market risk arising from interest rate risk and currency risk, and liquidity risk. The Board of Directors and the Audit Committee review and approve the internal policies for managing each of these risks as summarized below. The Group is not subject to any externally imposed capital requirements.

The Group’s financial function provides services to the business, monitors and manages the financial risks relating to the operations of the Group. These risks (together with the related risk management policy) include:

Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group’s credit risk is primarily with cash and cash equivalents and amounts owing from customers. The Group’s principal financial assets are cash and cash equivalents, trade and other receivables.

One customer represents 18.48% of revenue in the year (2017: one customer represented 23.62% of revenue). This is not considered indicative of a high credit risk as the customer in question has a history with the Company and a positive credit rating. The Group does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The Group defines counterparties as having similar characteristics if they are related entities.

Concentration of credit risk did not exceed 7% of gross monetary assets at any time during the year (2017: 16%). Before accepting any new customer, the Group uses an external credit rating system to assess the potential customer’s credit quality. All customers have credit limits set by credit managers and are subject to standard terms of payment. The Group has adopted a policy of only dealing with counterparties that are considered to be creditworthy by management, having completed various credit checks.

The risk of default from a financial institution is considered limited because counterparties are a number of different banks with high credit ratings assigned by international credit-rating agencies, which range from A to AA.

The carrying amount of financial assets recorded in the financial statements, which is net of impairment losses, represents the Group’s maximum exposure to credit risk.

Market Risk (including Interest Rate Risk and Currency Risk)

Interest rate risk

The Group has loans and borrowings outside finance leases and however, the Directors are satisfied that interest rate risk is limited.

Currency risk

The Group does not enter into or trade financial instruments, including derivative financial instruments, for any purpose. The Group maintains the majority of its cash in U.S. Dollars as a natural hedge, in line with our revenue and costs which are predominantly US-based.

The Group’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates as it undertakes certain transactions denominated in foreign currencies. The Group’s presentational currency is U.S. Dollars and the Company’s functional currency is Sterling. The Group operates subsidiaries primarily in the US, UK and Canada and as a result cash is held predominantly in Sterling, Canadian Dollars and U.S. Dollars. The Group holds its funds in several different financial institutions.

The following table details the Group’s sensitivity to a 20% increase and decrease in the functional currency of the entity against the relevant foreign currencies. 20% is the sensitivity rate used (2017: 20%) when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity includes outstanding foreign currency denominated monetary items and adjusts their translation at the year-end for a 20% change (2017: 20%) in foreign currency rates. The sensitivity analysis includes loans to foreign operations within the Group where the denomination of the loan is in a currency other than the currency of the lender or the borrower. A negative number indicates a decrease in profit and other equity where the foreign currencies weaken 20% against the U.S. Dollar. For a 20% strengthening of the foreign currencies against the U.S. Dollar there would be an equal and opposite impact on the profit and other equity and the negative balances below would be positive.

	2018 $000’s	2017 $000’s
Cash and cash equivalents	(1,545)	(308)
Trade and other receivables	(4,370)	(111)
Trade and other payables	2,986	676

No sensitivity has been performed on a change in interest rates, as the impact of interest rate risk is so low.

Liquidity risk

The Group seeks to manage financial risk to ensure sufficient liquidity is available to meet foreseeable needs and to invest cash safely and profitably by maintaining adequate reserves and cash on hand by continuously monitoring forecast and actual cash flows and by matching the maturity profiles of financial assets and liabilities. The Group reviews its cash flow requirements on a monthly basis, to ensure that it maintains adequate cash reserves, diversifying its cash accounts across several banking institutions and constantly monitoring forecast and actual cash flows.

The fair value of all of the Group’s financial instruments is derived from inputs other than unadjusted quoted prices that are observable for the asset or liability, either directly or indirectly. The carrying amount of financial assets and financial liabilities recorded at amortized cost in the financial statements approximate their fair values. Therefore there is no difference between the carrying value and fair value of the above financial assets and liabilities.

Fair Value of Assets and Liabilities

The Group has assets and liabilities that have been fair valued, on a non-recurring basis, which have arisen through the acquisitions in the previous years.

The only asset carried at fair value is marketable securities which represent the Group’s investments in corporate bonds, commercial papers, government bonds, collateralized securities and certificates of deposit. These are valued using both level 1 and level 2 inputs. There are no marketable securities as of March 31, 2018.

Level 1 financial assets are valued using quoted prices in active markets for identical assets. Level 2 financial assets are valued by an external specialist based upon net asset value per unit of the collective assets in the pooled fund.

29	EXCEPTIONAL ITEMS from continuing operations

The following table sets out exceptional items, being those items included in profit (loss) from continuing operations that are material in terms of size and/or nature. One-off acquisition and exceptional costs and other costs related to acquisitions are separately identified as exceptional costs. The types of costs included within acquisition costs are those which are directly attributable to an acquisition, such as legal and accounting expenses, integration costs, severance and retention remuneration. The types of costs which are considered exceptional include restructuring charges, impairment losses, other significant assets write-downs, severance and retention costs, settlement of litigation, fair value adjustments onerous contract provisions and professional fees.

	YEAR ENDED MARCH 31, 2018 $000’s	YEAR ENDED MARCH 31, 2017 $000’s	YEAR ENDED MARCH 31, 2016 $000’s
Acquisition—related exceptional items:
Severance and retention costs	1,277	217	825
Onerous lease	1,579	917	—
Professional fees	10,990	1,301	309
Total acquisition-related exceptional items	13,846	2,435	1,134
Other exceptional items:
Goodwill impairment	—	—	32,363
Change in intangible assets lives	—	—	12,027
Restructuring charges	1,361	2,042	595
Severance costs	3,175	768	1,073
Litigation settlement	976	—	—
Total other exceptional items	5,512	2,810	46,058
Remeasurement of deferred consideration	(3,119)	—	—
Total remeasurement of deferred consideration	(3,119)	—	—
Total exceptional items	16,238	5,245	47,192

The acquisition related costs primarily relate to the acquisition of YuMe, RadiumOne and Perk. The exceptional costs primarily relate to restructuring changes, onerous lease provisions, severance charges and a payment related to a commercial litigation settlement.

The deferred consideration relating to the RadiumOne acquisition has been recognized within Trade and other payables. This item meets the definition of a financial liability and was consequently re-measured as of September 30, 2017. The resulting gain of $3.1 million has been recognized as an exceptional item within other income in the consolidated income statement. The liability was reclassified as shares to be issued as of September 30, 2017.

30	OPERATING EXPENSES BY NATURE from continuing operations

Operating expenses by nature include the following:

	YEAR ENDED MARCH 31, 2018 $000’s	YEAR ENDED MARCH 31, 2017 $000’s	YEAR ENDED MARCH 31, 2016 $000’s
Depreciation and amortization	18,846	9,456	12,485
Market research, public and investor relations, branding	6,659	4,313	5,278
Occupancy	5,874	4,049	4,340
Other expenses(a)	4,400	969	818
Professional services	7,019	3,499	5,811
Salaries & wages	51,056	29,467	29,331
Share-based compensation	2,164	2,015	4,415
Technology	11,449	5,177	9,043
Travel	2,794	1,612	1,894
Operating expenses from continuing operations	110,261	60,557	73,415

(a)	Other expenses primarily include bank charges and merchant fees, office costs, training and recruitment costs.

31	RELATED PARTY TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

The following table discloses the remuneration of the Company’s Directors during the period.

Director	Base salary/ NED fees $	Annual Bonus(2) $	COMPENSATION FOR LOSS OF OFFICE $	Year Ended MARCH 31, 2018 Total $	Year Ended MARCH 31, 2017 Total $
Highest Paid Director:
Subhransu Mukherjee (resigned July 19, 2017)	212,790	200,000	740,667	1,153,457	855,000

Executive Directors:
Edward Reginelli (appointed September 29, 2017)	181,500	75,000	—	256,500	—
Edward (“Ted”) Hastings (resigned May 25, 2018)	377,699	—	—	377,699	34,000

Non-Executive Directors:(1)
Raj Chellaraj	105,735	—	—	105,735	104,000
Suranga Chandratillake (resigned February 2, 2018)	58,742	—	—	58,742	65,000
Andy Cunningham (resigned February 2, 2018)	58,742	—	—	58,742	65,000
Ujjal Kohli	70,490	—	—	70,490	65,000
Mark Opzoomer(3)	84,588	—	—	84,588	65,000
Eric Singer (appointed February 2, 2018)	18,797	—	—	18,797	—
John Mutch (appointed February 2, 2018)	11,748	—	—	11,748	—
Aggregate emoluments	1,180,831	275,000	740,667	2,196,498	1,253,000

(1)

Non-Executive Directors’ fees are set at £50,000 for all Directors except for the Chairman of Board whose fees are set at £80,000. The above table includes the value in $ using an exchange rate of $1.4098 to £1.

(2)

Bonus payments are made to Executive Directors only and are determined based on the following performance conditions: individual Executive Directors’ Management Business Objectives (“MBOs”) and Company operating performance. There was no bonus earned in FY2018. Mr. Edward Reginelli’s bonus payment during FY2018 related to a sign on incentive and Mr. Mukherjee’s bonus related to his separation agreement.

(3)	Fees paid to Mr. Opzoomer include UK VAT.

None of the Directors had pension, retirement benefits or similar entitlement.

Details of options and RSUs for Directors who served during the year are as follows:

DIRECTOR	SCHEME(S)	AT MARCH 31, 2017 RESTATED NUMBER	GRANTED NUMBER	VESTED NUMBER	EXERCISED	AT MARCH 31, 2018 NUMBER
Edward (“Ted”) Hastings (resigned May 25, 2018)	RSUs	—	563,538	—	—	563,538

Ed Reginelli	RSUs	—	292,611	(48,866)	—	243,745

Subhransu Mukherjee (resigned July 19, 2017)	Options	908,000	—	—	—	908,000

Suranga Chandratillake (resigned February 2, 2018)	Options	175,213	—	—	—	175,213

Mr. Mukherjee’s options will expire on July 19, 2018 if not exercised.

Per the terms of Mr. Hasting’s separation agreement, 25% of his grant was agreed to be under an accelerated vest schedule, with the remaining of the shares being canceled.

Long-Term Incentives

Details of the contractual RSU awards and long-term incentive awards vesting during the year are as follows:

DIRECTOR	SCHEME(S)	NUMBER VESTED	MARKET PRICES AT AWARD DATE (in pound sterling)	RANGE OF MARKET PRICES AT VESTING DATE (in pound sterling)
Edward Reginelli	RhythmOne 2017 International Equity Incentive Plan RSUs	48,866	£1.72	£1.72	-	1.75
Total		48,866

32	EVENTS AFTER THE BALANCE SHEET DATE

On May 25, 2018, the Company entered in to an employment agreement with Mark Bonney, RhythmOne’s President and Chief Executive Officer. Under the terms of the agreement, Mr. Bonney’s employment start date will be June 18, 2018. Mr. Bonney will receive $400,000 per annum plus a $20,000 signing bonus payable in 4 equal installments commencing with his first payroll disbursement and every 90 days after his start date through June 18, 2019.

All nine resolutions tabled at the Company’s Annual General Meeting held on July 13, 2018 in London England passed with requisite majorities. The resolutions were as follows:

1.	To receive and adopt the Company’s financial statements and annual accounts for the financial year ended 31 March 2018 together with the Directors’ report and auditors’ report on these accounts

2.	To appoint Mr. Eric Singer as a Director of the Company

3.	To appoint Mr. John Mutch as a Director of the Company

4.	To appoint Mr. Mark Bonney as a Director of the Company

5.	To appoint Mr. Ed Reginelli as a Director of the Company

6.	To re-appoint PricewaterhouseCoopers LLP ("PwC") as auditors of the Company

7.	To authorize the Directors of the Company to determine the auditors’ remuneration for the coming financial year

8.	To authorize the Directors of the Company to allot shares pursuant to Section 551 of the Companies Act 2006 as referred to in the Notice of Annual General Meeting

9.	To authorize the Directors of the Company to make market purchases of the ordinary shares of ten pence each in the capital of the Company

Mr. Raj Chellaraj, Mr. Ujjal Kohli and Mr. Mark Opzoomer resigned from the Board effective July 13, 2018.

ITEM 19.	Exhibits

Documents filed as exhibits to this annual report on Form 20-F:

Exhibit Number	Description
2.1*	Agreement and Plan of Merger, dated September 4, 2017, by and between RhythmOne, Purchaser, Merger Sub Two and YuMe

3.1*	Articles of Association of RhythmOne plc

4.1*	Credit Agreement dated November 8, 2017 by and between RhythmOne plc, RhythmOne (US) Holding, Inc., RhythmOne, LLC, R1Demand, LLC, Perk Inc., the several lenders thereto and Silicon Valley Bank.

4.2*	Subordinated Loan and Security Agreement dated as of November 8, 2017 by and between Silicon Valley Bank, RhythmOne (US) Holding, Inc., RhythmOne, LLC, R1Demand, LLC and Perk Inc.

5.1*	Form of Opinion of Bird & Bird LLP regarding the legality of the securities being registered

10.1*	RhythmOne 2017 International Equity Incentive Plan

10.2*	RhythmOne 2017 International Equity Plan — Employee Component — Form of Restricted Stock Unit Agreement

10.3*	Executive Service Agreement of Edward Reginelli, dated September 8, 2017

10.4*	Executive Service Agreement of Dan Slivjanovski, April 19, 2016

10.5*	Executive Service Agreement of Ted Hastings, dated July 2, 2017

10.6*	Tender and Support Agreement dated September 4, 2017 by and between RhythmOne, Purchaser, Merger Sub Two and certain stockholders of YuMe (attached as Annex B to the prospectus/offer to exchange)

10.7	Executive Service Agreement of Mark Bonney, dated May 25, 2018

12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of PricewaterhouseCoopers LLP

21.1*	Subsidiaries of RhythmOne

101 INS**	XBRL Instance Document.

101 SCH**	XBRL Taxonomy Extension Schema Document.

101 CAL**	XBRL Taxonomy Extension Calculation Linkbase Document.

101 DEF**	XBRL Taxonomy Extension Definition Linkbase Document.

101 LAB**	XBRL Taxonomy Extension Labels Linkbase Document.

101 PRE**	XBRL Taxonomy Extension Presentation Linkbase Document.

*      Previously filed.

**    As contemplated by SEC Release No. 33-8212, these exhibits are furnished with this annual report on Form 20-F and are not deemed filed with the Securities and Exchange Commission and are not incorporated by reference in any filing of RhythmOne plc under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filings.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

July 31, 2018

RhythmOne plc

/ s / MARK BONNEY	/ s / EDWARD REGINELLI
Mark Bonney	Edward Reginelli
Chief Executive Officer	Chief Financial Officer
(Principal Executive Officer)	(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 31st day of July, 2018.

Signature	Title

/ s / MARK BONNEY	Director and Chief Executive Officer
Mark Bonney

/ s / ED REGINELLI	Director and Chief Financial Officer
Ed Reginelli

/ s / ERIC SINGER	Director (Chairman)
Eric Singer

/ s / JOHN MUTCH	Director
John Mutch

EXHIBIT INDEX

Exhibit		Incorporated by Reference				Filed
Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Herewith
2.1*	Agreement and Plan of Merger, dated September 4, 2017, by and between RhythmOne, Purchaser, Merger Sub Two and YuMe	F-4	333-222282	2.1	December 26, 2017

3.1*	Articles of Association of RhythmOne plc.	F-4	333-222282	3.1	December 26, 2017

4.1*	Credit Agreement dated November 8, 2017 by and between RhythmOne plc, RhythmOne (US) Holding, Inc., RhythmOne, LLC, R1Demand, LLC, Perk Inc., the several lenders thereto and Silicon Valley Bank.	F-4	333-222282	4.1	December 26, 2017

4.2*	Subordinated Loan and Security Agreement dated as of November 8, 2017 by and between Silicon Valley Bank, RhythmOne (US) Holding, Inc., RhythmOne, LLC, R1Demand, LLC and Perk Inc.	F-4	333-222282	4.2	December 26, 2017

5.1*	Form of Opinion of Bird & Bird LLP regarding the legality of the securities being registered	F-4	333-222282	5.1	December 26, 2017

10.1*	RhythmOne 2017 International Equity Incentive Plan	F-4	333-222282	10.1	December 26, 2017

10.2*	RhythmOne 2017 International Equity Plan — Employee Component — Form of Restricted Stock Unit Agreement	F-4	333-222282	10.2	December 26, 2017

10.3*	Executive Service Agreement of Edward Reginelli, dated September 8, 2017	F-4	333-222282	10.3	December 26, 2017

10.4*	Executive Service Agreement of Dan Slivjanovski, dated April 19, 2016	F-4	333-222282	10.4	December 26, 2017

10.5*	Executive Service Agreement of Ted Hastings, dated July 2, 2017	F-4	333-222282	10.5	December 26, 2017

10.6*	Tender and Support Agreement dated September 4, 2017 by and between RhythmOne, Purchaser, Merger Sub Two and certain stockholders of YuMe (attached as Annex B to the prospectus/offer to exchange)	F-4	333-222282	10.6	December 26, 2017

10.7	Executive Service Agreement of Mark Bonney, dated May 25, 2018					X

12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

13.1	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X

15.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.					X

21.1*	Subsidiaries of RhythmOne	F-4	333-222282	21.1	December 26, 2017

101 INS**	XBRL Instance Document.					X

101 SCH**	XBRL Taxonomy Extension Schema Document.					X

101 CAL**	XBRL Taxonomy Extension Calculation Linkbase Document.					X

101 DEF**	XBRL Taxonomy Extension Definition Linkbase Document.					X

101 LAB**	XBRL Taxonomy Extension Labels Linkbase Document.					X

101 PRE**	XBRL Taxonomy Extension Presentation Linkbase Document.					X

*	Previously filed

**

As contemplated by SEC Release No. 33-8212, these exhibits are furnished with this annual report on Form 20-F and are not deemed filed with the Securities and Exchange Commission and are not incorporated by reference in any filing of RhythmOne plc under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filings.